As filed with the Securities and Exchange Commission on May 31, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

T-3 ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	3533	76-0697390
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7135 Ardmore

Houston, Texas 77054

(713) 996-4110

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gus D. Halas

President, Chief Executive Officer and Chairman

T-3 Energy Services, Inc.

7135 Ardmore

Houston, Texas 77054

(713) 996-4110

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard L. Wynne Porter & Hedges, L.L.P. 1000 Main Street Houston, Texas 77002 (713) 226-6647	J. Mark Metts Jones Day 717 Texas Avenue Houston, Texas 77002 (713) 239-3939	Douglas E. McWilliams Vinson & Elkins L.L.P. 1001 Fannin, Suite 2300 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public:    As soon as practicable following the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount Of Registration Fee (3)
Common stock, par value $.001 per share	6,325,000	$23.20	$146,740,000	$15,702

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c), based on the average of the high and low sale prices on May 25, 2006, as reported on The Nasdaq National Market, of $23.81 and $22.58, respectively.
(2)	Includes common stock issuable upon the exercise of the underwriters’ over-allotment option.
(3)	The Registrant previously paid filing fees of $14,658 in connection with the Registration Statement on Form S-1 (File No. 333-129184) filed on October 21, 2005, for the registration of 10,810,000 shares of common stock, all of which were unsold and withdrawn from registration on January 31, 2006. Pursuant to Rule 457(p) under the Securities Act, the Registrant is offsetting the filing fee due in connection with the filing of this Registration Statement by the entire amount of the filing fee previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 31, 2006

Prospectus

5,500,000 shares

T-3 Energy Services, Inc.

Common Stock

We are offering 1,000,000 shares of our common stock. First Reserve Fund VIII, L.P., our majority stockholder, is offering 4,500,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

Our common stock is traded on The Nasdaq National Market under the symbol “TTES.” The last reported sale price of the common stock on The Nasdaq National Market on May 26, 2006 was $23.52 per share.

See “ Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of the common stock.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before expenses, to T-3	$	$
Proceeds to the Selling Stockholder	$	$

The selling stockholder has granted the underwriters a 30-day option to purchase up to 825,000 additional shares to cover any over-allotments.

Delivery of the shares will be made on or about                     , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Sole Book Runner	Joint Lead Managers

Bear, Stearns & Co. Inc.	Raymond James Simmons & Company International

The date of this prospectus is                     , 2006.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholder and the underwriters have not, authorized anyone to provide you with additional information or information that is different from that contained in this prospectus. This document may be used only where it is legal to sell these securities. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholder and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer to sell is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by and should be read together with the more detailed information and financial statements included in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus before making an investment decision. When used in this prospectus, the terms “T-3 Energy Services,” “T-3,” “we,” “our” and “us” refer to T-3 Energy Services, Inc. and its consolidated subsidiaries, unless otherwise specified. Unless we specifically state otherwise, the information in this prospectus also does not take into account the sale of up to 825,000 shares of common stock that the underwriters have the option to purchase from the selling stockholder to cover any over-allotments. Furthermore, you should carefully read “Risk Factors” for more information about important factors you should consider before making a decision to purchase our common stock in this offering.

T-3 ENERGY SERVICES

Overview

We design, manufacture, repair and service products used in the drilling and completion of new oil and gas wells, the workover of existing wells, and the production and transportation of oil and gas. Our products are used in both onshore and offshore applications throughout the world. Our customer base consists of leading drilling contractors, exploration and production companies and pipeline companies, including Nabors Drilling International, Grey Wolf Drilling, Diamond Offshore Drilling, Weatherford International, GlobalSantaFe, Marathon Petroleum Company and Exxon Mobil Corporation, among others.

We historically operated in three segments: pressure control, distribution and products. In mid-year 2003, we hired a new president and chief executive officer, Gus D. Halas, commenced an in-depth evaluation of our businesses and adopted a plan to position us for future growth. As part of the plan, we hired new senior operating management, and undertook an initiative to improve our manufacturing and engineering capabilities. In addition, we sold our products business in 2004 and our distribution business in 2005. We are now focused on our pressure control business, and in particular, upon products we design or manufacture, which we call “original equipment products.”

We have 15 manufacturing facilities strategically located throughout North America. We focus on providing our customers rapid response times for our products and services. In the last twelve months, we have experienced increased demand, and we intend to significantly expand our manufacturing capacity to meet our customers’ needs.

In the past three years, we have introduced 18 new products, and plan to introduce a comparable number of new products during the next two years. We believe that our original equipment products have gained market acceptance, resulting in greater sales to customers that use our products in both domestic and international operations.

The information below highlights our results of operations for the three-month period ended March 31, 2006 as compared to the same period in 2005:

•	Our revenues increased approximately 80% to $35.7 million from $19.8 million;

•	The percentage of revenues from original equipment products increased to 57% from 46%;

•	Our income from operations increased approximately 288% to $6.2 million from $1.6 million; and

•	Our backlog increased approximately 325% to $44.6 million from $10.5 million.

Our pressure control business has three product lines: pressure and flow control, wellhead and pipeline, which generated 71%, 21% and 8% of our total revenues, respectively, for the three months ended March 31, 2006. We offer original equipment products and aftermarket parts and services for each product line. Aftermarket parts and services include all remanufactured products and parts, and repair and field services. Original equipment products generated 57% and aftermarket parts and services generated 43% of our total revenues, respectively, for the three months ended March 31, 2006.

Pressure and Flow Control.    We design, manufacture and provide aftermarket parts and services for pressure and flow control products used in the drilling, completion, production and workover of onshore and offshore oil and gas wells. Our pressure and flow control products include blow-out preventers, or BOPs, BOP control systems, elastomer products, production, drilling and well service chokes, manifolds and control valves. We have recently experienced increased demand for original equipment pressure and flow control products. For example, original equipment pressure and flow control product revenues have increased approximately 131% in the three months ended March 31, 2006 as compared to the same period in 2005. Additionally, our original equipment pressure and flow control product revenues accounted for approximately 59% of total pressure and flow control revenues during the three months ended March 31, 2006, as compared to 48% of total pressure and flow control revenues during the same period in 2005.

Wellhead.    We design, manufacture and provide aftermarket parts and services for wellhead equipment used for onshore oil and gas production. Our wellhead products include wellheads, production chokes and production valves. Wellhead products are sold to oil and gas producers and are used during the drilling and completion phase of an oil or gas well and during the productive life of a well. Currently, our wellhead products and services are focused on product remanufacturing, installation and repair. We have recently increased our engineering capabilities in an effort to provide original equipment products for our wellhead product line.

Pipeline.    We design, manufacture and provide aftermarket parts and services for a wide variety of valves primarily for onshore pipeline applications. Our pipeline products include a wide variety of valves for pipeline applications, including gate, ball, control and check valves. Our pipeline valves and related products are used in field or gathering systems and in interstate pipeline transmission systems. Currently, our pipeline products and services are focused on product remanufacturing, installation and repair. We are increasing our efforts to provide additional original equipment products for our pipeline product line.

Our Industry

Demand for our products and services is tied to activity levels in the oil and gas industry, particularly natural gas drilling activity, in our core markets. Market conditions have resulted in a significant increase in demand for drilling and production equipment and services.

We believe our business will benefit from the following:

•	U.S. hydrocarbon demand growth outpaces U.S. supply growth. According to the Energy Information Administration, or EIA, from 1990 to 2005, demand for natural gas in the U.S. grew at an annual rate of 0.9% while the U.S. domestic supply grew at an annual rate of 0.2%. The EIA recently estimated that U.S. domestic consumption of natural gas exceeded domestic production by 22% in 2005, a gap that the EIA forecasts will expand to 26% by 2010.

•	Strong drilling rig activity. We believe approximately 250 new or refurbished drilling rigs will enter the market over the next 12 to 24 months. According to WorldOil.com, the U.S. drilling rig count is expected to increase by approximately 15% in 2006 while the number of wells drilled is expected to increase by approximately 11%. We believe these additional drilling rigs and the expected increase in wells drilled will positively impact demand for our products and services.

•	Increased decline rates in natural gas basins in the U.S. As the chart below shows, even though the number of U.S. natural gas wells drilled has increased approximately 227% over the past decade from 8,354 to 27,335, a corresponding increase in production has not been realized. We believe that supply has not increased, in part, because of the accelerating decline rates of production from new wells drilled. A study published by the National Petroleum Council in September 2003 concluded that as a result of domestic natural gas decline rates of 25% to 30% per year, 80% of natural gas production in ten years will be from wells that have not yet been drilled. We believe this should create incentives to increase drilling activities in the U.S., which will increase the market for our products and services.

•	Trend towards drilling and developing unconventional oil and gas resources. As a result of improvements in extraction technologies along with general increases in hydrocarbon prices, oil and gas companies increasingly are exploring for and developing “unconventional” oil and gas resources, such as tight sands, shales and coalbed methane. This type of drilling activity is frequently done on tighter acreage spacing and requires that more wells be drilled.

Our Strengths

Our competitive strengths include:

•	Brand name acceptance. We believe that our T-3 branded products have gained market acceptance with most of the leading drilling contractors, exploration and production companies, and pipeline companies. For example, original equipment product revenue increased approximately 126% from the first quarter of 2005 to the first quarter of 2006, and our revenues generated from original equipment products have increased from 46% of total revenue in the first quarter of 2005 to 57% in the first quarter of 2006.

•	Rapid response time. Our 15 manufacturing facilities strategically located in Texas, Louisiana, Wyoming and Alberta, Canada enable us to provide rapid response times to our customers’ original equipment product manufacturing and aftermarket demands. Our ability to manufacture and deliver our products from multiple facilities provides us with an advantage compared to many of our larger competitors with regard to production and delivery lead times. Our aftermarket parts and services business also enables us to provide critical services to our customers at the well site.

•

Customer-focused approach.    A number of our new original equipment products have been developed as a result of specific design requests from our customers. Our sales and engineering teams have worked with several leading drilling contractors and exploration and production companies to design and manufacture products that address certain of their concerns regarding operational efficiencies and safety.

•	Engineering and new product development capabilities. We have significantly expanded our engineering and new product development capabilities. Our engineering staff has developed 18 new products in the past three years, including enhanced ram and annular BOPs, production and drilling chokes and API valves. For example, we have developed a proprietary BOP with an enclosed hydraulic system for extreme cold weather environments.

•	Leading aftermarket position in core geographic markets. We believe we are a leading provider of aftermarket products and services for pressure control products in the Gulf Coast and Canada. We provide aftermarket services for our products as well as other brands, including BOPs sold by our major competitors. Our strong aftermarket business provides us consistent cash flows and generates marketing opportunities for our original equipment products business.

Our Strategy

Our strategy is to better position ourselves to capitalize on increased drilling activity in the oil and gas industry. We believe this increased activity will result in significant additional demand for our products and services. We intend to:

•	Expand our manufacturing capacity through facility expansions and improvements. We are expanding our manufacturing capacity to increase the volume and number of products we manufacture, with an emphasis on our pressure and flow control product line. We have invested approximately $1.7 million on this expansion effort, which includes our expansion into the East Texas region in the first quarter of 2006 by opening two facilities. We expect to invest up to $10 million over the remainder of 2006 and 2007 on our future expansion plans, which include:

•	increasing our existing BOP manufacturing capacity from ten to 25 units per month by upgrading and expanding our machining capabilities at our existing facilities;

•	establishing manufacturing capacity for 12 multi-bowl wellhead units per month;

•	opening two facilities for our wellhead product line;

•	opening three facilities for our pipeline product line; and

•	expanding our elastomer producing capacity in North America.

•	Continue new product development. In the past three years, we have introduced 18 new products, and we will continue to focus on new product development across all of our product lines, with a particular focus on pressure and flow control. We plan to introduce a comparable number of new products during the next two years.

•	Expand our geographic areas of operation. We intend to expand our geographic areas of operation, with particular focus on field services for our wellhead and pipeline product lines. We are expanding our wellhead and pipeline repair and remanufacturing services by establishing facilities in areas we believe will have high drilling activity, such as the Barnett Shale in North Texas, the Cotton Valley trend in the East Texas Basin, the Fayetteville Shale in the Arkoma Basin, and the Rocky Mountain and Appalachian regions. For example, in the first quarter of 2006, we continued our expansion into the Rocky Mountain region by acquiring KC Machine LLC, located in Rock Springs, Wyoming, and expanded into the East Texas region by opening two facilities.

•

Pursue strategic acquisitions and alliances.    Our acquisition strategy will focus on broadening our markets and existing product offerings. For example, in January 2006, we acquired KC Machine LLC, located in Rock Springs, Wyoming. In addition, in July 2005, we entered into a joint participation agreement with Servicios Y Maquinaria De Mexico, S.A. de C.V., or SYMMSA, a subsidiary of GRUPO R, a conglomerate of companies that provides services to the energy and industrial sectors in Mexico. We will continue to seek similar strategic acquisition and alliance opportunities in the future.

Recent Developments

During January 2006, we acquired KC Machine LLC for approximately $2.5 million, of which $0.3 million is payable one year from the acquisition date subject to a post-closing working capital adjustment. KC Machine is located in Rock Springs, Wyoming and is a full service facility that maintains and repairs drilling rigs (both oil and gas) and related support equipment. The acquisition of KC Machine continues our expansion of our pressure and flow control, wellhead and pipeline products and services to those existing and new customers who are located in the Rocky Mountain region.

During the first quarter of 2006, we also expanded into the East Texas region by opening two facilities to provide wellhead and pipeline products, repairs and field services for oil and gas and pipeline production and transmission companies whose operations are actively involved in the Cotton Valley, Barnett Shale and Austin Chalk field.

Sale by First Reserve Fund VIII

We were capitalized by First Reserve Fund VIII in 2000. First Reserve Fund VIII is managed by First Reserve Corporation (“First Reserve”), which is a private equity firm specializing in the energy industry. Prior to this offering, First Reserve beneficially owned approximately 85.3% of our outstanding common stock through First Reserve Fund VIII, L.P., which is the selling stockholder in this offering. Upon completion of the offering, First Reserve will beneficially own approximately 40.8% of our common stock (approximately 33.9% if the over-allotment option is exercised in full).

Our Offices

Our principal executive offices are located at 7135 Ardmore, Houston, Texas 77054, and our telephone number is (713) 996-4110. Our website is www.t3energyservices.com. Information contained in our website does not constitute a part of this prospectus.

The Offering

Common stock offered:

By us	1,000,000 shares

By the selling stockholder	4,500,000 shares

Common stock outstanding after the offering	11,686,974 shares (1)

Nasdaq National Market symbol	“TTES”

Use of proceeds

We estimate that our net proceeds from the sale of the shares offered by us, after deducting underwriting discounts and commissions and our estimated offering expenses, will be approximately $21.6 million. We will use up to $10 million of the net proceeds to fund the planned expansion of our facilities and increase our manufacturing capacity, and the remainder to repay all outstanding borrowings under our senior credit facility and for working capital and general corporate purposes. We will not receive any proceeds from the sale of common stock by the selling stockholder. See “Use of Proceeds.”

Dividend policy	We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

(1)	The number of shares shown to be outstanding after the consummation of the offering is based on the number of shares of our common stock outstanding as of May 15, 2006, and does not include (i) shares reserved for issuance upon the exercise of options granted or available under our stock incentive plan and (ii) warrants to purchase 327,862 shares of our common stock at an exercise price of $12.80 per share. As of May 15, 2006, we had outstanding options to purchase 915,763 shares of our common stock with a weighted average exercise price of $10.45 per share.

Summary Consolidated Financial Information

The following summary consolidated financial data for each of the three years in the period ended December 31, 2005 has been derived from our audited annual consolidated financial statements. The financial data for the three months ended March 31, 2006 and March 31, 2005 has been derived from our unaudited interim consolidated financial statements. The unaudited interim information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Operating results for the three months ended March 31, 2006 are not necessarily indicative of results that may be expected for the entire year 2006. Reclassifications have been made for discontinued operations of our distribution and products segments to previously reported amounts to make them consistent with current presentation format. The following information should be read in conjunction with our consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands except for per share amounts)
Statement of Operations Data:
Revenues	$71,462	$67,428	$103,218	$19,782	$35,683
Gross profit	22,842	22,313	36,934	6,406	13,124
SG&A expenses (1)	16,586	15,888	23,121	4,782	6,907
Income from operations (2)	5,222	6,425	13,813	1,624	6,217
Interest expense, net	2,877	2,114	1,408	373	250
Income (loss) from continuing operations (3)(4)	(2,248)	2,872	8,055	698	3,864
Income (loss) from discontinued operations, net of tax (5)	(26,031)	(1,353)	(3,542)	72	(80)
Net income (loss)	(28,279)	1,519	4,513	770	3,784
Basic earnings (loss) per common share:
Continuing operations	$(0.21)	$0.27	$0.76	$0.06	$0.37
Discontinued operations	(2.46)	(0.13)	(0.33)	0.01	(0.01)

Net income (loss) per common share	$(2.67)	$0.14	$0.43	$0.07	$0.36

Diluted earnings (loss) per common share: (6)
Continuing operations	$(0.21)	$0.27	$0.75	$0.06	$0.36
Discontinued operations	(2.46)	(0.13)	(0.33)	0.01	(0.01)

Net income (loss) per common share	$(2.67)	$0.14	$0.42	$0.07	$0.35

Weighted average common shares outstanding:
Basic	10,582	10,582	10,582	10,582	10,584
Diluted (6)	10,582	10,585	10,670	10,634	10,696

Balance Sheet Data (as of end of period):
Total assets	$145,537	$142,341	$140,788	$140,850	$148,171
Long-term debt, less current maturities	14,263	18,824	7,058	15,024	7,571
Total stockholders’ equity	102,366	104,316	109,212	104,968	113,274

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$6,057	$5,574	$3,990	$2,306	$3,777
Investing activities	(340)	(11,033)	(1,746)	111	(4,593)
Financing activities	(5,762)	(6,414)	(11,774)	(3,799)	547

Other Financial Data:
EBITDA (unaudited) (7)	$4,059	$8,808	$17,012	$2,413	$7,108
Depreciation	2,203	2,270	2,492	618	670
Amortization	474	247	691	196	137
Purchases of property and equipment	961	1,929	2,523	421	2,493
Cash paid for acquisitions, net of cash acquired	—	10,442	—	—	2,248

(1)	In 2005, we recorded a $0.6 million charge associated with the termination of a public offering.
(2)	In 2003, we recorded a $1.0 million charge to continuing operations for the impairment of goodwill related to our custom coatings business.
(3)	In 2003, we wrote-off a $3.5 million note receivable.
(4)	In 2003, we recorded a $0.3 million charge to other expense for repairs to a leased facility damaged by flooding.
(5)	In 2005, we completed the sale of substantially all of the assets of our distribution segment. In 2004 and 2003, we committed to dispose of substantially all of the assets within our products segment, except for certain assets related to our custom coatings business, along with certain assets within our pressure control segment. The results of operations attributable to those assets are reported as discontinued operations. This resulted in $2.8 million, $0.5 million and $25.4 million goodwill and other intangibles impairment charges in 2005, 2004 and 2003, respectively, and $0.8 million, $2.4 million and $2.3 million long-lived asset impairment charges in 2005, 2004 and 2003, respectively.
(6)	For the three months ended March 31, 2006 and 2005 there were 62,519 and 294,945 options, respectively, and 0 and 517,682 warrants, respectively, that were not included in the computation of diluted earnings per share because their inclusion would have been anti- dilutive. For the years ended December 31, 2005, 2004 and 2003, there were 85,553, 451,945 and 577,979 options, respectively, and 332,862, 517,862 and 517,862 warrants, respectively, that were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.
(7)	EBITDA is a non-generally accepted accounting principle, or GAAP, financial measure equal to income (loss) from continuing operations, the most directly comparable GAAP measure, plus interest expense, net of interest income, provision for income taxes, depreciation and amortization. We have presented EBITDA because we use EBITDA as an integral part of our internal reporting to measure our performance and to evaluate the performance of our senior management. We consider EBITDA to be an important indicator of the operational strength of our business. Management uses EBITDA:

•	as a measure of operating performance that assists us in comparing our performance on a consistent basis because it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for budgeting and for evaluating actual results against our budgets;

•	to assess compliance with financial ratios and covenants included in our senior credit facility;

•	in communications with lenders concerning our financial performance; and

•	to evaluate the viability of potential acquisitions and overall rates of return.

EBITDA eliminates the effect of considerable amounts of non-cash depreciation and amortization. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets and the impact of related impairments through other financial measures, such as capital expenditures, investment spending and return on capital. Therefore, we believe that EBITDA provides useful information to our investors regarding our performance and overall results of operations. EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either income (loss) from continuing operations as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, EBITDA is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The EBITDA measure presented in this prospectus may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements. We have calculated EBITDA as follows:

	Years ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Income (loss) from continuing operations	$(2,248)	$2,872	$8,055	$698	$3,864
Interest expense, net	2,877	2,114	1,408	373	250
Provision for income taxes	753	1,305	4,366	528	2,187
Depreciation	2,203	2,270	2,492	618	670
Amortization	474	247	691	196	137

EBITDA	$4,059	$8,808	$17,012	$2,413	$7,108

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors described below, together with the other information included in this prospectus, before you decide to invest in the common stock. The risks described below are the material risks of which we are currently aware; however, they may not be the only risks that we may face. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also impair our business. If any of these risks develop into actual events, it could materially and adversely affect our business, financial condition, results of operations and cash flows, the trading price of your shares could decline and you may lose all or part of your investment.

Risks Related to Our Business

If we are unable to successfully manage our growth and implement our business plan, our results of operations will be adversely affected.

We have experienced significant revenue growth in 2005 and the first quarter of 2006. To maintain our advantage of delivering original equipment products and providing aftermarket services more rapidly than our competitors, we plan to further expand our operations by adding new facilities, upgrading existing facilities and increasing manufacturing capacity. We believe our future success depends in part on our ability to manage this expansion. The following factors could present difficulties for us:

•	inability to integrate operations between existing and new or expanded facilities;

•	lack of a sufficient number of qualified technical and operating personnel;

•	shortage of operating equipment and raw materials necessary to operate our expanded business; and

•	managing the increased costs associated with our expansion.

Our business depends on spending by the oil and gas industry, and this spending and our business may be adversely affected by industry conditions that are beyond our control.

We depend on our customers’ willingness to make operating and capital expenditures to explore for, develop and produce oil and gas. Industry conditions are influenced by numerous factors over which we have no control, such as:

•	the level of drilling activity;

•	the level of oil and gas production;

•	the demand for oil and gas related products;

•	domestic and worldwide economic conditions;

•	political instability in the Middle East and other oil producing regions;

•	the actions of the Organization of Petroleum Exporting Countries;

•	the price of foreign imports of oil and gas, including liquefied natural gas;

•	natural disasters or weather conditions, such as hurricanes;

•	technological advances affecting energy consumption;

•	the level of oil and gas inventories;

•	the cost of producing oil and gas;

•	the price and availability of alternative fuels;

•	merger and divestiture activity among oil and gas producers; and

•	governmental regulation.

The volatility of the oil and gas industry and the consequent impact on drilling activity could reduce the level of drilling and workover activity by some of our customers. Any such reduction could cause a decline in the demand for our products and services.

A decline in or substantial volatility of oil and gas prices could adversely affect the demand and prices for our products and services.

The demand for our products and services is substantially influenced by current and anticipated oil and gas prices and the related level of drilling activity and general production spending in the areas in which we have operations. Volatility or weakness in oil and gas prices (or the perception that oil and gas prices will decrease) affects the spending patterns of our customers and may result in the drilling of fewer new wells or lower production spending for existing wells. This, in turn, could result in lower demand and prices for our products and services.

Historical prices for oil and gas have been volatile and are expected to continue to be volatile. For example, since 1999, oil prices have ranged from as low as approximately $10 per Bbl to over $70 per Bbl. This volatility has in the past and may in the future adversely affect our business. A prolonged low level of activity in the oil and gas industry will adversely affect the demand for our products and services.

We rely on a few key employees whose absence or loss could disrupt our operations or be adverse to our business.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services, particularly the loss of our Chairman, President and Chief Executive Officer, Gus D. Halas, and the managers of our wellhead and pipeline product lines, Alvin Dueitt and Jimmy Ray, respectively, could be adverse to our business. Although we have employment and non-competition agreements with Mr. Halas and some of our other key employees, as a practical matter, those agreements will not assure the retention of our employees, and we may not be able to enforce all of the provisions in any employment or non-competition agreement. In addition, we do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death or disability of our key employees.

Our industry has recently experienced shortages in the availability of qualified personnel. Any difficulty we experience replacing or adding qualified personnel could adversely affect our business.

Our operations require the services of employees having technical training and experience in our business. As a result, our operations depend on the continuing availability of such personnel. Shortages of qualified personnel are occurring in our industry. If we should suffer any material loss of personnel to competitors, or be unable to employ additional or replacement personnel with the requisite level of training and experience, our operations could be adversely affected. A significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in wage rates, or both.

Shortages of raw materials may restrict our operations.

The forgings, castings and outsourced coating services necessary for us to make our products are in high demand from our competitors and from participants in other industries. There can be no assurance that we will be able to continue to purchase these raw materials on a timely basis or at acceptable prices. Shortages could result in increased prices that we may be unable to pass on to customers. In addition, during periods of shortages, delivery times may be substantially longer. Any significant delay in our obtaining raw materials would have a corresponding delay in the manufacturing and delivery of our products. Any such delay might jeopardize our relationships with our customers and result in a loss of future business.

We intend to expand our business through strategic acquisitions. Our acquisition strategy exposes us to various risks, including those relating to difficulties in identifying suitable acquisition opportunities and integrating businesses and the potential for increased leverage or debt service requirements.

We have pursued and intend to continue to pursue strategic acquisitions of complementary assets and businesses. Acquisitions involve numerous risks, including:

•	unanticipated costs and exposure to unforeseen liabilities;

•	difficulty in integrating the operations and assets of the acquired businesses;

•	potential loss of key employees and customers of the acquired company;

•	our ability to properly maintain effective internal controls over an acquired company; and

•	risk of entering markets in which we have limited prior experience.

Our failure to achieve consolidation savings, to incorporate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have an adverse effect on our business.

In addition, we may incur indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. Debt service requirements could represent a burden on our results of operations and financial condition and the issuance of additional equity securities could be dilutive to our existing stockholders.

The oilfield service industry in which we operate is highly competitive, which may result in a loss of market share or a decrease in revenue or profit margins.

Many of our competitors have greater financial and other resources than we do. Our products and services are subject to competition from a number of similarly sized or larger businesses. Factors that affect competition include timely delivery of products and services, reputation, manufacturing capabilities, availability of plant capacity, price, performance and dependability. Any failure to adapt to a changing competitive environment may result in a loss of market share and a decrease in revenue and profit margins.

If we do not develop and commercialize new competitive products, our revenue may decline.

To remain competitive in the market for pressure control products and services, we must continue to develop and commercialize new products. If we are not able to develop commercially competitive products in a timely manner in response to industry demands, our business and revenues will be adversely affected. Our future ability to develop new products depends on our ability to:

•	design and commercially produce products that meet the needs of our customers;

•	successfully market new products; and

•	protect our proprietary designs from our competitors.

We may encounter resource constraints or technical or other difficulties that could delay introduction of new products and services. Our competitors may introduce new products before we do and achieve a competitive advantage.

Additionally, the time and expense invested in product development may not result in commercial products or provide revenues. We could be required to write off our entire investment in a new product that does not reach commercial viability. Moreover, we may experience operating losses after new products are introduced and commercialized because of high start-up costs, unexpected manufacturing costs or problems, or lack of demand.

The cyclical nature of or a prolonged downturn in our industry could affect the carrying value of our goodwill.

Since 2003, we have incurred goodwill impairments related to continuing and discontinued operations totaling $29.5 million. As of March 31, 2006, we had approximately $71.1 million of goodwill. Our estimates of the value of our goodwill could be reduced as a result of various factors, some of which are beyond our control.

We may be faced with product liability claims.

Most of our products are used in hazardous drilling and production applications where an accident or a failure of a product can cause personal injury, loss of life, damage to property, equipment or the environment, or suspension of operations. Despite our quality assurance measures, defects may occur in our products. Any defects could give rise to liability for damages, including consequential damages, and could impair the market’s acceptance of our products. To mitigate our risk of liability for damages, we attempt to disclaim responsibility for consequential damages, but our disclaimers may not be effective. We carry product liability insurance as a part of our commercial general liability coverage of $1 million per occurrence with a $2 million general aggregate annual limit. Additional coverage may also be available under our umbrella policy. Our insurance may not adequately cover our costs arising from defects in our products or otherwise.

Liability to customers under warranties may materially and adversely affect our earnings.

We provide warranties as to the proper operation and conformance to specifications of the products we manufacture. Failure of our products to operate properly or to meet specifications may increase our costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims, and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, our ability to obtain future business and our earnings could be adversely affected.

Uninsured or underinsured claims or litigation or an increase in our insurance premiums could adversely impact our results.

We maintain insurance to cover potential claims and losses, including claims for personal injury or death resulting from the use of our products. We carry comprehensive insurance, including business interruption insurance, subject to deductibles, at levels we believe are sufficient to cover existing and future claims. It is possible an unexpected judgment could be rendered against us in cases in which we could be uninsured or underinsured and beyond the amounts we currently have reserved or anticipate incurring. Significant increases in the cost of insurance and more restrictive coverage may have an adverse impact on our results of operations. In addition, we may not be able to maintain adequate insurance coverage at rates we believe are reasonable.

Our operations are subject to stringent environmental laws and regulations that may expose us to significant costs and liabilities.

Our operations in the U.S. and abroad are subject to stringent federal, state, provincial and local environmental laws and regulations governing the discharge of materials into the environment and environmental protection. These laws and regulations require us to acquire permits to conduct regulated activities, and to incur capital expenditures to limit or prevent releases of materials from our facilities, and to respond to liabilities for pollution resulting from our operations. Governmental authorities enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations.

There is inherent risk of incurring significant environmental costs and liabilities in our business. Joint and several, and strict liability may be incurred in connection with discharges or releases of petroleum hydrocarbons and wastes on, under or from our properties and facilities, many of which have been used for industrial purposes for a number of years, oftentimes by third parties not under our control. Private parties who use our products and facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations and for personal injury or property damage. In addition, changes in environmental laws and regulations occur frequently, and any such changes that result in more stringent and costly requirements could have a material adverse effect on our business. We may not be able to recover some or any of these costs from insurance.

We will be subject to political, economic and other uncertainties as we expand our international operations.

We intend to continue our expansion into international oil and gas producing areas such as Mexico and Canada. Our international operations are subject to a number of risks inherent in any business operating in foreign countries including, but not limited to:

•	political, social and economic instability;

•	currency fluctuations; and

•	government regulation that is beyond our control.

Our operations have not yet been affected to any significant extent by such conditions or events, but as our international operations expand, the exposure to these risks will increase. To the extent we make investments in foreign facilities or receive revenues in currencies other than U.S. dollars, the value of our assets and our income could be adversely affected by fluctuations in the value of local currencies.

If we are unable to complete our assessment of the adequacy of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to include in each of our future annual reports on Form 10-K, beginning with our annual report for the fiscal year ended December 31, 2007, a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. We are currently undertaking a comprehensive effort in preparation for compliance with Section 404. This effort includes the documentation and evaluation of our internal controls under the direction of our management. We have been making various changes to our internal control over financial reporting as a result of our review efforts. To date, we have not identified any material weaknesses in our internal control over financial reporting, as defined by the Public Company Accounting Oversight Board. Due to the number of controls to be examined, the complexity of the project, as well as the subjectivity involved in determining effectiveness of controls, we cannot be certain that all our controls will be considered effective. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the new regulatory requirements. If we are unable to successfully implement the requirements of Section 404, it will prevent our independent auditors from issuing an unqualified attestation report on a timely basis as required by Section 404. In that event, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Risks Related to Our Common Stock

The limited liquidity for our common stock could affect your ability to sell your shares at a satisfactory price.

Prior to this offering, the market liquidity for our common stock was relatively low. As of May 15, 2006, we had 10,686,974 shares of common stock outstanding. The average daily trading volume in our common stock during the prior 60 calendar days ending on that date was approximately 24,000 shares. If as a result of this offering a more active public market for our common stock does not develop, the trading price and liquidity of our common stock may be materially and adversely affected. If there is a thin trading market for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, you may be unable to liquidate your investment in us at a satisfactory price.

The market price of our common stock may be volatile or may decline regardless of our operating performance.

The market price of our common stock has experienced, and may continue to experience, substantial volatility. During the twelve-month period ended May 15, 2006, the sale prices of our common stock on The Nasdaq National Market has ranged from a low of $6.62 to a high of $28.10 per share. We expect our common stock to continue to be subject to fluctuations. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological advances by us or our competitors;

•	current events affecting the political and economic environment in the United States;

•	conditions or trends in our industry, including demand for our products and services, technological advances and governmental regulations;

•	litigation involving or affecting us;

•	changes in financial estimates by us or by any securities analysts who might cover our stock; and

•	additions or departures of our key personnel.

The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly. In particular, the market price of our common stock may be influenced by variations in oil and gas prices, because demand for our products and services is closely related to those prices.

Our largest stockholder is able to exercise significant influence over our company, and its interests may conflict with those of our other stockholders.

Upon completion of this offering, First Reserve, through First Reserve Fund VIII, will beneficially own approximately 40.8% of our common stock, or approximately 33.9% if the underwriters exercise their over-allotment option in full. As a result, First Reserve will continue to be able to exercise significant influence over matters requiring stockholder approval, including the election of directors, changes to our charter documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of First Reserve with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. First Reserve’s continued concentrated ownership may have the effect of delaying or preventing a change of control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

We will incur increased costs as a result of no longer being a “controlled company.”

Prior to the consummation of this offering, we were considered to be controlled by First Reserve under The Nasdaq National Market rules, and as a result were eligible for exemptions from provisions of these rules requiring that our board have a majority of independent directors, nominating and corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters. Because we will cease to be a controlled company within the meaning of these rules upon consummation of this offering, we will be required to comply with these provisions after the specified transition periods. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Two of our directors may have conflicts of interest because they are also officers or employees of First Reserve. The resolution of these conflicts of interest may not be in our or our stockholders’ best interests.

Two of our directors, Joseph R. Edwards and Ben A. Guill, are also officers or employees of First Reserve, which controls the general partner of First Reserve Fund VIII, our majority stockholder. This may create conflicts of interest because these directors have responsibilities to First Reserve Fund VIII and its owners. Their duties as officers or employees of First Reserve may conflict with their duties as our directors regarding business dealings between First Reserve and us and other matters. The resolution of these conflicts may not always be in our or our stockholders’ best interests.

We renounced any interest in specified business opportunities, and First Reserve Fund VIII and its director designees on our board of directors generally will have no obligation to offer us those opportunities.

First Reserve Fund VIII has investments in other oilfield service companies that compete with us, and First Reserve and its affiliates, other than T-3, may invest in other such companies in the future. We refer to First Reserve, its other affiliates and its portfolio companies as the First Reserve group. Our certificate of incorporation provides that, so long as First Reserve and its affiliates continue to own at least 20% of our common stock, we renounce any interest in specified business opportunities. Our certificate of incorporation also provides that if an opportunity in the oilfield services industry is presented to a person who is a member of the First Reserve group, including any individual who also serves as First Reserve Fund VIII’s director designee of our company:

•	no member of the First Reserve group or any of those individuals will have any obligation to communicate or offer the opportunity to us; and

•	such entity or individual may pursue the opportunity as that entity or individual sees fit,

unless:

•	it was presented to a member of the First Reserve group in that person’s capacity as a director or officer of T-3; or

•	the opportunity was identified solely through the disclosure of information by or on behalf of T-3.

These provisions of our certificate of incorporation may be amended only by an affirmative vote of holders of at least 80% of its outstanding common stock. As a result of these charter provisions, our future competitive position and growth potential could be adversely affected.

Our ability to issue preferred stock could adversely affect the rights of holders of our common stock.

Our certificate of incorporation authorizes us to issue up to 25,000,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. Accordingly, we may issue shares of any series of preferred stock that would rank senior to the common stock as to voting or dividend rights or rights upon our liquidation, dissolution or winding up.

Certain provisions in our charter documents have anti-takeover effects.

Certain provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or preventing a change in control of us. Such provisions, including those regulating the nomination and election of directors and limiting who may call special stockholders’ meetings, together with the possible issuance of our preferred stock without stockholder approval, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder’s best interest. See also “Description of Capital Stock—Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws.”

Because we have no plans to pay any dividends for the foreseeable future, investors must look solely to stock appreciation for a return on their investment in us.

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to support our operations and growth. Any payment of cash dividends in the future will be dependent on the amount of funds legally available, our earnings, financial condition, capital requirements and other factors that our board of directors may deem relevant. Additionally, our senior credit facility restricts the payment of dividends. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, including, but not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management, assumptions regarding our future performance and plans, and any financial guidance provided in this prospectus are forward-looking statements within the meaning of Section 27A(i) of the Securities Act of 1933, or the Securities Act, and Section 21E(i) of the Securities Exchange Act of 1934, or the Exchange Act. The words “believe,” “may,” “will,” “estimate,” “continues,” “anticipate,” “intend,” “expect” and similar expressions identify these forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. Risks and uncertainties that could cause or contribute to such differences include, without limitation, those discussed elsewhere in this prospectus and particularly above under “Risk Factors.”

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control.

Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. Our assumptions about future events may prove to be inaccurate. We caution you that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure you that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

Our net proceeds from our sale of 1,000,000 shares of common stock in this offering are estimated to be approximately $21.6 million, after deducting the underwriting discounts and commissions and estimated offering expenses, which are payable by us. See “Underwriting.” The estimated net proceeds described above are based on the last reported sale price of our common stock of $23.52 per share on May 26, 2006. We intend to use up to $10 million of the net proceeds from this offering to fund the planned expansion of our facilities and increase manufacturing capacity, and the remainder to repay all outstanding borrowings under our senior credit facility and for working capital and general corporate purposes. We will not receive any proceeds from the sale of our common stock by the selling stockholder.

Our senior credit facility provides for a $50 million revolving line of credit, maturing September 30, 2007, that we can increase by up to $25 million (not to exceed a total commitment of $75 million) with the approval of the senior lenders. The applicable interest rate of the senior credit facility is governed by our leverage ratio and ranges from prime plus 0.75% to 2.00% or LIBOR plus 1.75% to 3.00%. At March 31, 2006, the senior credit facility bore interest ranging from 6.63% to 8.50%, with interest payable quarterly or as LIBOR advances mature. The effective interest rate, including and excluding amortization of deferred loan costs, was 13.59% and 7.91%, respectively.

The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. We will retain broad discretion over the use of the net proceeds of this offering. We may use a portion of the net proceeds for the acquisition of businesses, products or technologies. We have no current agreements or commitments for any such acquisitions. Pending these uses, we will invest the net proceeds of this offering in short-term money market and money market equivalent securities.

PRICE RANGE OF COMMON STOCK

Our common stock trades on The Nasdaq National Market under the symbol “TTES.” The following table sets forth, for each of the periods indicated, the high and low sale prices per share of our common stock on The Nasdaq National Market:

	Price Range
	High	Low
2004
First Quarter	$7.39	$5.59
Second Quarter	$7.05	$5.90
Third Quarter	$6.40	$5.41
Fourth Quarter	$7.25	$5.45

2005
First Quarter	$10.34	$6.77
Second Quarter	$13.00	$6.62
Third Quarter	$18.43	$9.01
Fourth Quarter	$16.88	$8.90

2006
First Quarter	$16.00	$10.00
Second Quarter (through May 26, 2006)	$28.10	$15.35

On May 15, 2006, 10,686,974 shares of our common stock were outstanding and there were 127 record holders of our common stock, not including the number of persons or entities who hold stock in nominee or street name through various brokerage firms and banks. On May 26, 2006, the last closing sale price reported on The Nasdaq National Market for our common stock was $23.52 per share.

DIVIDEND POLICY

We have not paid or declared dividends on our common stock since our inception and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to support our operations and growth. Any future dividends will be dependent on the amount of funds legally available, our earnings, financial condition, capital requirements and other factors that our board of directors may deem relevant. In addition, our senior credit facility restricts the payment of dividends.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of our shares of common stock in this offering at an assumed offering price of $23.52 per share (the last reported sales price of our common stock on May 26, 2006) and the application of the estimated net proceeds from this offering after deducting underwriting discounts and commissions and our estimated offering expenses, as described under the caption “Use of Proceeds.”

This table should be read in conjunction with the information under “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited interim consolidated financial statements for the three months ended March 31, 2006, our audited consolidated financial statements for the year ended December 31, 2005 and related notes and other financial information included elsewhere in this prospectus.

	As of March 31, 2006
	Actual	As Adjusted
	(unaudited)
	(in thousands, except share data)
Cash and cash equivalents	$818	$14,814

Total debt:
Senior credit facility:
Revolving facility	7,000	—
Swing line	571	—
Canadian revolving line of credit	—	—
Other	24	—

Total debt	7,595	—

Stockholders’ equity:
Preferred stock, $.001 par value, 25,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.001 par value, 25,000,000 shares authorized, 10,586,974 shares issued and outstanding actual and 11,586,974 shares issued and outstanding as adjusted	11	12
Warrants, 327,862 issued and outstanding	644	644
Additional paid-in capital	123,460	145,050
Retained deficit	(11,636)	(11,636)
Accumulated other comprehensive income	795	795

Total stockholders’ equity	$113,274	$134,865

Total capitalization	$120,869	$134,865

SELECTED FINANCIAL DATA

The following selected consolidated financial data for each of the five years in the period ended December 31, 2005 has been derived from our audited annual consolidated financial statements. The financial data for the three months ended March 31, 2006 and March 31, 2005 has been derived from our unaudited interim consolidated financial statements. The unaudited interim information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Operating results for the three months ended March 31, 2006 are not necessarily indicative of results that may be expected for the entire year 2006. Reclassifications have been made for discontinued operations of our distribution and product segments to previously reported amounts to make them consistent with current presentation format. The following information should be read in conjunction with our consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(in thousands except for per share amounts)
Statement of Operations Data:
Revenues	$43,412	$65,097	$71,462	$67,428	$103,218	$19,782	$35,683
Gross profit	15,789	23,337	22,842	22,313	36,934	6,406	13,124
SG&A expenses (1)	9,416	15,735	16,586	15,888	23,121	4,782	6,907
Income from operations (2)	6,373	7,602	5,222	6,425	13,813	1,624	6,217
Interest expense, net (3)	4,169	2,461	2,877	2,114	1,408	373	250
Income (loss) from continuing operations (4)(5)	143	3,124	(2,248)	2,872	8,055	698	3,864
Income (loss) from discontinued operations, net of tax (6)	1,779	1,446	(26,031)	(1,353)	(3,542)	72	(80)
Net income (loss)	1,922	4,570	(28,279)	1,519	4,513	770	3,784
Basic earnings (loss) per common share:
Continuing operations	$0.07	$0.30	$(0.21)	$0.27	$0.76	$0.06	$0.37
Discontinued operations	0.78	0.14	(2.46)	(0.13)	(0.33)	0.01	(0.01)

Net income (loss) per common share	$0.85	$0.44	$(2.67)	$0.14	$0.43	$0.07	$0.36

Diluted earnings (loss) per common share: (7)
Continuing operations	$0.28	$0.30	$(0.21)	$0.27	$0.75	$0.06	$0.36
Discontinued operations	0.48	0.14	(2.46)	(0.13)	(0.33)	0.01	(0.01)

Net income (loss) per common share	$0.76	$0.44	$(2.67)	$0.14	$0.42	$0.07	$0.35

Weighted average common shares outstanding:
Basic	2,271	10,346	10,582	10,582	10,582	10,582	10,584
Diluted (7)	3,715	10,347	10,582	10,585	10,670	10,634	10,696

Balance Sheet Data (as of end of period):
Total assets	$199,728	$186,599	$145,537	$142,341	$140,788	$140,850	$148,171
Long-term debt, less current maturities	43,897	26,441	14,263	18,824	7,058	15,024	7,571
Total stockholders’ equity	116,030	130,609	102,366	104,316	109,212	104,968	113,274

Other Financial Data (unaudited):
EBITDA (8)	$9,011	$9,977	$4,059	$8,808	$17,012	$2,413	$7,108

(1)	In 2005, we recorded a $0.6 million charge associated with the termination of a public offering.
(2)	In 2003, we recorded a $1.0 million charge to continuing operations for the impairment of goodwill related to our custom coatings business.
(3)	In 2001, we recorded a charge of $0.8 million related to the write-off of unamortized deferred loan costs.
(4)	In 2003, we wrote-off a $3.5 million note receivable.
(5)	In 2003, we recorded a $0.3 million charge to other expense for repairs to a leased facility damaged by flooding.
(6)	In 2005, we completed the sale of substantially all of the assets of our distribution segment. In 2004 and 2003, we committed to dispose of substantially all of the assets within our products segment, except for certain assets related to our custom coatings business, along with certain assets within our pressure control segment. The results of operations attributable to those assets are reported as discontinued operations. This resulted in $2.8 million, $0.5 million and $25.4 million goodwill and other intangibles impairment charges in 2005, 2004 and 2003, respectively, and $0.8 million, $2.4 million and $2.3 million long-lived asset impairment charges in 2005, 2004 and 2003, respectively.
(7)	For the three months ended March 31, 2006 and 2005 there were 62,519 and 294,945 options, respectively, and 0 and 517,682 warrants, respectively, that were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive. For the years ended December 31, 2005, 2004, 2003, 2002 and 2001 there were 85,553, 451,945, 577,979, 480,575 and 282,829 options, respectively, and 332,862, 517,862, 517,862, 3,489,079 and 3,489,079 warrants, respectively, that were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.
(8)	EBITDA is a non-GAAP financial measure equal to income (loss) from continuing operations, the most directly comparable GAAP measure, plus interest expense, net of interest income, provision for income taxes, depreciation and amortization. We have presented EBITDA because we use EBITDA as an integral part of our internal reporting to measure our performance and to evaluate the performance of our senior management. We consider EBITDA to be an important indicator of the operational strength of our business. Management uses EBITDA:

•	as a measure of operating performance that assists us in comparing our performance on a consistent basis because it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for budgeting and for evaluating actual results against our budgets;

•	to assess compliance with financial ratios and covenants included in our senior credit facility;

•	in communications with lenders concerning our financial performance; and

•	to evaluate the viability of potential acquisitions and overall rates of return.

EBITDA eliminates the effect of considerable amounts of non-cash depreciation and amortization. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets and the impact of related impairments through other financial measures, such as capital expenditures, investment spending and return on capital. Therefore, we believe that EBITDA provides useful information to our investors regarding our performance and overall results of operations. EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either income (loss) from continuing operations as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, EBITDA is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The EBITDA measure presented in this prospectus may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements. We have calculated EBITDA as follows:

	Years Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
Income (loss) from continuing operations	$143	$3,124	$(2,248)	$2,872	$8,055	$698	$3,864
Interest expense, net	4,169	2,461	2,877	2,114	1,408	373	250
Provision for income taxes	1,584	2,079	753	1,305	4,366	528	2,187
Depreciation	1,108	1,766	2,203	2,270	2,492	618	670
Amortization	2,007	547	474	247	691	196	137

EBITDA	$9,011	$9,977	$4,059	$8,808	$17,012	$2,413	$7,108

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

Overview

Corporate History

We were formerly a Texas corporation named Industrial Holdings, Inc., or IHI, which was a public company with its common stock traded on The Nasdaq National Market. Our predecessor, T-3 Energy Services, Inc., or former T-3, was incorporated in Delaware in October 1999. Former T-3 began operations in the first half of 2000 by acquiring and merging with Cor-Val, Inc. and Preferred Industries, Inc.

In December 2001, former T-3 merged into IHI, with IHI as the surviving entity. Immediately after the merger, the combined company was reincorporated in Delaware under the name “T-3 Energy Services, Inc.,” and the combined company completed a one for ten reverse split of its common stock. Our common stock began trading on The Nasdaq National Market under the symbol “TTES” on the day after the merger.

As part of the merger:

•	IHI divested substantially all of its non-energy related subsidiaries;

•	IHI stockholders converted $3.6 million of IHI debt into shares of IHI common stock;

•	First Reserve Fund VIII converted $25.3 million of former T-3 debt into shares of former T-3 common stock; and

•	First Reserve Fund VIII purchased an additional $46.8 million of shares of former T-3 common stock.

From inception until the merger, former T-3 completed five acquisitions for approximately $51.9 million in cash, plus liabilities assumed and the issuance of shares of former T-3 common stock. The cash portion of all of these acquisitions was financed through sales of former T-3 common stock to First Reserve Fund VIII and debt financing provided by the sellers or third parties.

In mid-year 2003, we hired a new president and chief executive officer, Gus D. Halas, commenced an in-depth evaluation of our businesses and adopted a plan to position us for future growth. As part of the plan, we hired new senior operating management, and undertook an initiative to improve our manufacturing and engineering capabilities.

During October 2004, we acquired Oilco for approximately $10.4 million, through which we entered the Canadian market, acquired complementary pressure control products and expanded our product offerings to include elastomers.

During July 2005, we entered into a joint participation agreement with Servicios Y Maquinaria De Mexico, S.A. de C.V., or SYMMSA, a subsidiary of GRUPO R, a conglomerate of companies that provides services to the energy and industrial sectors in Mexico. This joint participation agreement will facilitate our expansion into Mexico.

We historically operated in three segments, which were pressure control, distribution and products. However, in a series of transactions described below between the first quarter of 2004 and October 2005, we sold substantially all of the assets of our products and distribution businesses.

In 2004, we:

•	sold our non-core fastener businesses for approximately $7.4 million;

•	sold the remaining assets of our products segment, except for certain assets related to our custom coatings business, along with certain assets of our pressure control business, for approximately $2.5 million; and

•	sold certain assets of the spray weld division of O&M Equipment, L.P. for approximately $0.3 million.

In October 2005, we sold our distribution business for approximately $8.8 million, which purchase price was subsequently reduced by $0.4 million pursuant to a post-closing adjustment.

The sale of our products and distribution segments constituted sales of businesses. Our results of operations for our distribution and products segments have been reported as discontinued operations in the periods presented. As a result of these dispositions, our focus now is on our pressure control business, which is our only remaining reporting segment.

In January 2006, we completed the purchase of KC Machine LLC, located in Rock Springs, Wyoming to continue to expand our pressure and flow control, wellhead and pipeline products and services to those existing and new customers who are located in the Rocky Mountain region. In addition, during the first quarter of 2006, we also expanded into the East Texas region by opening two facilities to provide wellhead and pipeline products, repairs and field services for companies whose operations are actively involved in the Cotton Valley, Barnett Shale and Austin Chalk field.

Evaluation of Strategic Alternatives

We were capitalized by First Reserve Fund VIII, a private equity fund and our majority stockholder, in 2000. First Reserve Fund VIII made subsequent equity investments of $72.1 million in December 2001 and $10.0 million in March 2002. In March 2005, with the approval of our board of directors, representatives of First Reserve Fund VIII first contacted Simmons & Company International in connection with a possible engagement in which it would assist us in exploring and evaluating strategic alternatives designed to enhance stockholder value. In April 2005, we engaged Simmons as a financial advisor for that purpose.

Simmons conducted a review of our existing business and opportunities, and evaluated our relative strengths and challenges. Following the review, our board of directors decided to market the entire company for sale and to also consider offers for our distribution business on a stand-alone basis. Simmons began marketing our distribution business in late May 2005 and the entire company in June 2005.

Simmons contacted a number of potential acquirers regarding the sale of T-3 and the distribution business. In October 2005, based on the results of the marketing process, our board of directors concluded that retaining and expanding the pressure control business was in the best interest of T-3 and its stockholders, and subsequently terminated the engagement with Simmons. As for the sale of the distribution business, we received four written indications of interest for the distribution business. One of these indications of interest resulted in the sale of the distribution business in October 2005.

How We Generate Our Revenue

We design, manufacture, repair and service products used in the drilling and completion of new oil and gas wells, the workover of existing wells, and the production and transportation of oil and gas. Our products are used in both onshore and offshore applications. Our customer base, which operates in active oil and gas basins throughout the world, consists of leading drilling contractors, exploration and production companies and pipeline companies, including Nabors Drilling International, Grey Wolf Drilling, Diamond Offshore Drilling, Weatherford International, GlobalSantaFe, Marathon Petroleum Company and Exxon Mobil Corporation, among others.

Our pressure control business has three product lines: pressure and flow control, wellhead and pipeline. Within each of those product lines, we sell original equipment products and also provide aftermarket parts and services. Original equipment products are those we manufacture or have manufactured for us by others who use our new product designs. Aftermarket parts and services include all remanufactured products and parts and repair and field services.

Demand for our pressure and flow control and wellhead products and services is driven by exploration and development activity levels, which in turn are directly related to current and anticipated oil and gas prices. Demand for our pipeline products and services is driven by maintenance, repair and construction activities for pipeline, gathering and transmission systems.

We typically bid for original equipment product sales and repair work. Field service work is offered at a fixed rate plus expenses.

How We Evaluate Our Operations

Our management uses the following financial and operational measurements to analyze the performance of our business:

•	revenue and facility output;

•	material and labor expenses as a percentage of revenue;

•	selling, general and administrative expenses as a percentage of revenue;

•	EBITDA; and

•	financial and operational models.

Revenue and Facility Output

We monitor our revenue and facility output and analyze trends to determine the relative performance of each of our facilities. Our analysis enables us to more efficiently operate our facilities and determine if we need to refine our processes and procedures at any one location to improve operational efficiency.

Material and Labor Expenses as a Percentage of Revenue

Material and labor expenses are composed primarily of cost of materials, labor costs and the indirect costs associated with our products and services. Our material costs primarily include the cost of inventory consumed in the manufacturing and remanufacturing of our products and in providing repair services. Increases in our material costs are frequently passed on to our customers. However, due to the timing of our marketing and bidding cycles, there generally is a delay of several weeks or months from the time that we incur an actual price increase until the time that we can pass on that increase to our customers.

Our labor costs consist primarily of wages at our facilities. As a result of increased activity in the oil and gas industry, there have been recent shortages of qualified personnel. We may have to raise wage rates to attract and train workers to expand our current work force.

Selling, General and Administrative Expenses as a Percentage of Revenue

Our selling, general and administrative, or SG&A, expenses, include administrative and marketing costs, the costs of employee compensation and related benefits, office and lease expenses, insurance costs and professional fees, as well as other costs and expenses not directly related to our operations. Our management continually evaluates the level of our SG&A expenses in relation to our revenue because these expenses have a direct impact on our profitability.

EBITDA

We define EBITDA as income (loss) from continuing operations before interest expense, net of interest income, provision for income taxes and depreciation and amortization expense. Our management uses EBITDA:

•	as a measure of operating performance that assists us in comparing our performance on a consistent basis because it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for budgeting and for evaluating actual results against our budgets;

•	to assess compliance with financial ratios and covenants included in our senior credit facility;

•	in communications with lenders concerning our financial performance; and

•	to evaluate the viability of potential acquisitions and overall rates of return.

Financial and Operational Models

We couple our evaluation of financial data with performance data that tracks financial losses due to safety incidents, product warranty and quality control; customer satisfaction; employee productivity; and management system compliance. The information is collected in a proprietary statistical tracking program that automatically compiles and statistically analyzes real-time trends. This information helps us ensure that each of our facilities improves with respect to customer and market demands.

Loss Management.    We incur operational losses from employee injuries, product warranty claims and quality control costs. We track both incident rates and costs. We also track quality control and warranty expenses through specialized software. All direct expenses incurred due to warranty, quality control and safety incidents are statistically analyzed as a percentage of sales.

Customer Satisfaction.    We monitor our customers’ level of satisfaction regarding our delivery, product quality, and service through customer surveys and other data collection methods. All information collected from the customer satisfaction assessments are statistically compiled to track annual performance. All customer complaints are processed through a corrective action program.

Employee Productivity.    We have increased employee training. Each of our facilities is provided a benchmark under which its employees are evaluated through a collection of practical examinations, written examinations, presentations and in-house training videos. As the collected information is evaluated, deficiencies are identified and corrective actions are assessed.

Management System Compliance.    We currently use four management programs designed to consistently manage all aspects of our operations at each facility, while providing useful tools to limit operational liabilities and improve profitability. These programs incorporate various performance standards that are useful in the evaluation of operational performance in the pursuit of continual improvement. Compliance with the standards set forth in those programs is evaluated several times a year through a combination of customer audits, third party audits and internal audits. Each facility’s compliance with the standards is then evaluated and all deficiencies identified are analyzed and corrective actions assessed. Corrective actions at each facility are used to implement preventative action at the remaining facilities.

How We Manage Our Operations

Our management team uses a variety of tools to monitor and manage our operations, including:

•	safety and environmental management systems;

•	quality management systems;

•	statistical tracking systems; and

•	inventory turnover rates.

Safety and Environmental Management Systems

Our Safety Management System, or SMS, monitors our training program as it relates to OSHA compliance. Through a collection of regulatory audits and internal audits, we can evaluate each facility’s compliance with regulatory requirements and take corrective actions necessary to ensure compliance.

We also use our SMS to ensure that employee training is conducted on a regular basis. Several employee qualification programs are managed from our SMS to ensure that our employees perform their duties as safely as possible. All employees are individually evaluated with respect to their safety performance, and these evaluations are incorporated into all annual employee reviews.

Similar to the SMS, our Environmental Management System monitors compliance with environmental laws. Each of our facilities is continually evaluated against collected data to identify possible deficiencies.

Quality Management Systems

All processes, employee certification programs, and inspection activities are managed through our Quality Management Systems, or QMS. Our QMS is based on several industrial standards and is coupled with performance models to ensure continual monitoring and improvement of the program. Each of our facilities has a quality management team that is charged with assuring that day-to-day operations are conducted consistently and within the protocols outlined in the QMS. Operational steps continually are monitored and evaluated against customer and industrial requirements. To ensure that all QMS elements are operating as designed and to provide an addition level of support at each facility, we have assigned a quality director at each facility who monitors individual facility performance and helps manage critical operations.

Statistical Tracking Systems

We have developed a statistical tracking program that assists in the real time compilation of data from each facility and then automatically assesses the data through various data analysis tools. Facility managers and operational executives are provided summary reports, providing information about their performance and how it compares to industry and internal benchmarks.

Inventory Turnover Rates

The cost of our material inventory represents a significant portion of our cost of revenue from our product lines. As a result, maintaining an optimum level of inventory at each of our facilities is an important factor in managing our operations. We continually monitor the inventory turnover rates for each of our product lines and adjusts the frequency of inventory orders as appropriate to maintain the optimum level of inventory based on activity level for each product line.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. We prepare these financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We base our estimates on historical experience, available information and various other assumptions we believe to be reasonable under the circumstances. We evaluate our estimates on an on-going basis; however, actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are described in our consolidated financial statements included in this prospectus beginning on page F-1. The accounting policies we believe to be the most critical to our reporting of our financial condition and results of operations and that require management’s most difficult, subjective or complex judgments and estimates are described below.

Revenue Recognition.    Our products and services are sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post delivery obligations. We record revenue at the time the customer has been provided with all proper inspection and other required documentation, title and risk of loss has passed to the customer, collectibility is reasonably assured and the product has been delivered. Customer advances or deposits are deferred and recognized as revenue when we have completed all of our performance obligations related to the sale. We also recognize revenue as services are performed in accordance with the related contract provisions. The amounts billed for shipping and handling cost are included in revenue and related costs are included in costs of sales.

Accounts Receivable.    Accounts receivable are stated at the historical carrying amount, net of write-offs and the allowance for doubtful accounts. Our receivables are exposed to concentrations of credit risk since substantially all of our business is conducted with companies in the oil and gas, petrochemical, chemical and petroleum refining industries. We continually monitor collections and evaluate the financial strength of our customers but do not require collateral to support our domestic customer receivables. We may require collateral to support our international customer receivables, if any. We provide an allowance for doubtful accounts for potential collection issues in addition to reserves for specific accounts receivable where collection is no longer probable. We cannot assure you that we will continue to experience the same credit loss rates we have in the past or that our losses will not exceed the amount reserved.

Inventory.    We regularly review inventory quantities on hand and record a provision for excess and slow moving inventory to write down the recorded cost of inventory to its fair market value. This analysis is based primarily on the length of time the item has remained in inventory and management’s consideration of current and expected market conditions.

Long-Lived Assets.    We review our long-lived assets to determine whether any events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable. Long-lived assets include property, plant and equipment and definite-lived intangibles. We base our evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If these impairment indicators are present or other factors exist that indicate the carrying amount of an asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. The undiscounted cash flow analysis consists of estimating the future cash flows that are directly associated with and expected to arise from the use and eventual disposition of the asset over its remaining useful life. These cash flows are inherently subjective and require significant estimates based upon historical experience and future expectations reflected in our budgets and internal projections. If the undiscounted cash flows do not exceed the carrying value of the long-lived asset, an impairment has occurred, and we recognize a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on an estimate of discounted cash flows. No significant impairment occurred for assets of continuing operations for the three months ended March 31, 2006 and the years ended December 31, 2005, 2004 and 2003.

Goodwill and Other Intangible Assets.    Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses and represents a significant portion of our assets. Identifiable intangible assets acquired in business combinations are recorded based upon fair market value at the date of acquisition.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” This standard changed the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. The standard also requires a reassessment of the useful lives of identifiable intangible assets other than goodwill and at least an annual test for impairment of goodwill and intangibles with indefinite lives.

Our annual tests of impairment of goodwill and indefinite life intangibles are performed as of December 31. The fair values of our reporting units are determined based on each reporting unit’s projected discounted cash flow and publicly traded company multiples and acquisition multiples of comparable businesses. During 2005, 2004 and 2003, we completed the annual impairment tests required by SFAS No. 142. Our annual impairment calculations for 2005 and 2004 indicated the fair value of each reporting unit exceeded its carrying amount and, accordingly, goodwill and indefinite life intangibles were not impaired.

During the fourth quarter of 2003, we committed to a formal plan to sell certain non-core assets within our products segment. At December 31, 2003, the assets held for sale constituted a business and thus were classified as discontinued operations. Goodwill was allocated based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. For the year ended December 31, 2003, we recorded a goodwill impairment charge of $10.2 million related to the disposal of these assets.

In connection with the disposition of these non-core assets, we reevaluated our expectations for the earnings, growth and contribution of our products segment for 2004 and concluded that the segment would continue to contribute positively to our consolidated results of operations and cash flows but at a much-reduced level. This determination took into account softness in the Gulf of Mexico upstream and downstream oil and gas industry as well as lower revenues generated from larger fabricated equipment and component sales. In addition, we expected lower revenues from our electrical motor and generator repair and storage business.

Accordingly, at December 31, 2003, we assessed the realizability of our recorded goodwill and other intangibles under SFAS No. 142. Our analysis indicated that goodwill was impaired for the remaining businesses within the products segment. We then performed a discounted cash flow analysis and used other market methods to estimate the fair value of the assets and liabilities other than goodwill and intangibles. This assessment indicated that goodwill of $16.2 million, of which $1.0 million is attributable to our custom coatings business, was impaired.

During the second quarter of 2004, we again reevaluated our expectations for the earnings, growth and contribution of the products segment. As part of this reevaluation, we decided to sell substantially all of the remaining assets within our products segment, except for certain assets related to our custom coatings business, along with certain assets within our pressure control segment. At June 30, 2004, pressure control goodwill was allocated based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. This resulted in a goodwill impairment charge of $0.3 million in discontinued operations during the second quarter of 2004, related to the assets being sold within our pressure control segment.

On October 12, 2005, we completed the sale of substantially all of the assets of our distribution segment. This resulted in a goodwill impairment charge of $2.8 million in discontinued operations during 2005. In connection with the disposition of the distribution segment, we reviewed our presentation of segment information and concluded that we have one reporting segment, pressure control. This segment classification is based on aggregation criteria defined in SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information.” We now evaluate the operating results of our pressure control reporting segment based upon its three product lines: pressure and flow control, wellhead and pipeline. Our operating segments of pressure and flow control, wellhead and pipeline have been aggregated into one reporting segment as the operating segments have the following commonalities: economic characteristics, nature of the products and services, type or class of customer, and methods used to distribute their products and provide services. Accordingly, we have reevaluated our reporting units under SFAS No. 142, “Goodwill and Other Intangible Assets” based upon these three operating segments. Due to this reevaluation of reporting units, we assessed the realizability of our recorded goodwill in accordance with SFAS No. 142 at September 30, 2005. Goodwill was thus allocated based on the relative fair values of the three reporting units and then assessed for impairment. Our analysis indicated that goodwill was not impaired as the fair value of our reporting units was greater than the carrying value.

Self Insurance.    We are self-insured up to certain levels for our group medical coverage. The amounts in excess of the self-insured levels are fully insured, up to a limit. Liabilities associated with these risks are estimated by considering historical claims experience. Although we believe adequate reserves have been provided for expected liabilities arising from our self-insured obligations, projections of future losses are inherently uncertain, and it is possible that our estimates of these liabilities may change over the near term as circumstances develop.

Income Taxes.    We provide for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” This standard takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Our effective tax rates for the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004 were 36%, 35% and 31%, respectively. We recorded a provision for income taxes of $0.8 million during 2003 on a $1.5 million loss from continuing operations before provision for income taxes due to the write-off of non-deductible goodwill and the effect of non-deductible expenses.

We operate in several domestic tax jurisdictions and certain foreign tax jurisdictions. As a result, we are subject to domestic and foreign tax jurisdictions and tax agreements and treaties among the various taxing authorities. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes that we must pay during any given year.

We record a valuation allowance to reduce the carrying value of our deferred tax assets when it is more likely than not that some or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable. The ultimate realization of the deferred tax assets depends upon our ability to generate sufficient taxable income of the appropriate character in the future. In evaluating our ability to recover our deferred tax assets, we consider all reasonably available positive and negative evidence, including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future state, federal and international pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. When the likelihood of the realization of existing deferred tax assets changes, adjustments to the valuation allowance are charged, in the period in which the determination is made, either to income or goodwill, depending upon when that portion of the valuation allowance was originally created.

As of March 31, 2006, we had gross deferred tax assets of $7.2 million offset by a valuation allowance of $4.5 million.

Stock-Based Compensation.    At March 31, 2006 and December 31, 2005, the Company had a stock option plan, which is described more fully in the footnotes to the consolidated financial statements. Prior to January 1, 2006, the Company accounted for that plan under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. No stock-based employee compensation cost was recognized in the consolidated statement of operations for the years ended December 31, 2005, 2004 and 2003 and the three months ended March 31, 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123 (R), “Share-Based Payment,” using the modified-prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement 123 (R). We recognized $237,000 of employee stock-based compensation expense during the three months ended March 31, 2006.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (R), “Share-Based Payment,” requiring all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company has adopted SFAS 123 (R) on January 1, 2006. The impact of adopting SFAS 123 (R) is discussed in the footnotes to the consolidated financial statements.

Outlook

Changes in the current and expected future prices of oil and gas influence the level of energy industry spending. Changes in spending result in an increase or decrease in demand for our products and services. Therefore, our results are dependant on, among other things, the level of worldwide oil and gas drilling activity, capital spending by other oilfield service companies and drilling contractors and pipeline maintenance activity. Key industry indicators include the following:

Quarter Ended:	WTI Oil	Henry Hub Gas	United States Rig Count	Canada Rig Count	International Rig Count
March 31, 2005	$49.73	$6.47	1,279	521	876
June 30, 2005	$53.05	$6.95	1,336	241	916
September 30, 2005	$63.19	$9.64	1,428	497	911
December 31, 2005	$60.00	$12.80	1,478	572	929
March 31, 2006	$63.27	$7.91	1,519	665	896

Source: Rig count: Baker Hughes, Inc. (www.bakerhughes.com); West Texas Intermediate Crude Spot Price: Department of Energy, Energy Information Administration (www.eia.doe.gov); NYMEX Henry Hub Natural Gas Spot Price: (www.oilnergy.com).

We believe our outlook for the remainder of 2006 is favorable, as overall activity in the markets we operate in is expected to remain high and our backlog, especially for our pressure and flow control business, began to increase significantly in the third quarter of 2005. We expect that the high levels of drilling activity in North America and the increased demand for our products to be shipped internationally will continue to drive levels of backlog.

Over the remainder of 2006, we plan to significantly expand our manufacturing capacity through facility expansions and operational improvements, through several selected geographical expansions and the continued introduction of new products being developed by our engineering group, which has more than doubled in size since mid 2005. We believe this expansion will allow us to continue and improve our already rapid response time to customer demands and enable us to continue to build market share worldwide.

Looking into the remainder of 2006 and beyond, we expect average rig activity to remain at high levels, and we expect our original equipment products sales to increase compared to 2005 levels due to our product acceptance by the industry, new product introductions, significant capital and geographical expansions and continued rapid response time to customers. Our actual results will also be dependent on the pace and level of activities in the markets that we serve.

Results of Operations

Three Months Ended March 31, 2006 Compared with Three Months Ended March 31, 2005

Revenues.    Revenues increased $15.9 million, or 80.4%, in the three months ended March 31, 2006 compared to the three months ended March 31, 2005. This increase was primarily attributable to improved demand for our products and services resulting from higher price levels for oil and natural gas and correspondingly higher levels of construction of drilling rigs that require the type of equipment we manufacture. For example, backlog has increased approximately 325% from $10.5 million at March 31, 2005 to $44.6 million at March 31, 2006. We also believe that our T-3 branded products have gained market acceptance, resulting in greater sales to customers that use our products both domestically and in international operations. For example, our original equipment product revenues have increased approximately 126% in 2006 as compared to 2005. Additionally, our original equipment product revenues accounted for approximately 57% of total revenues during the three months ended March 31, 2006, as compared to 46% of total revenues during the same period in 2005. The KC Machine acquisition, which was completed in January 2006, also accounted for $0.7 million of the total revenue increase.

Cost of Revenues.    Cost of revenues increased $9.2 million, or 68.7%, in the three months ended March 31, 2006 compared to the three months ended March 31, 2005 primarily as a result of the increase in revenues described above. Gross profit as a percentage of revenues was 36.8% in the three months ended March 31, 2006 compared to 32.4% in the three months ended March 31, 2005. Gross profit margin was higher in 2006 primarily due to improved pricing, manufacturing process improvements and increased sales of higher margin products and services.

Operating Expenses.    Operating expenses increased $2.1 million, or 44.4%, in the three months ended March 31, 2006 compared to the three months ended March 31, 2005. This increase was primarily attributable to the increase in revenues described above. Operating expenses as a percentage of revenues were 19.4% in the three months ended March 31, 2006 compared to 24.2% in the three months ended March 31, 2005. This decrease in operating expenses as a percentage of revenues is due to operating expenses consisting primarily of fixed costs along with variable costs, such as payroll and benefits, not increasing proportionately with revenues. This is partially offset by employee stock-based compensation expense of $0.2 million as a result of adopting Statement 123 (R) during 2006.

Interest Expense.    Interest expense for the three months ended March 31, 2006 was $0.3 million compared to $0.4 million in the three months ended March 31, 2005. The decrease was primarily attributable to lower debt levels during 2006.

Income Taxes.    Income tax expense for the three months ended March 31, 2006 was $2.2 million as compared to $0.5 million in the three months ended March 31, 2005. The increase was primarily due to an increase in income before taxes. The effective tax rate was 36.1% in the three months ended March 31, 2006 compared to 43.1% in the three months ended March 31, 2005. The higher rate in the 2005 period resulted primarily from the effect of non-deductible expenses such as the amortization of other intangible assets.

Income from Continuing Operations.    Income from continuing operations was $3.9 million in the three months ended March 31, 2006 compared with $0.7 million in the three months ended March 31, 2005 as a result of the foregoing factors.

Discontinued Operations.    During 2004 and October 2005, we sold substantially all of the assets of our products and distribution segments, respectively. These assets constituted businesses and thus their results of operations are reported as discontinued operations for all periods presented. Income (loss) from discontinued operations, net of tax for the three months ended March 31, 2006 was ($0.1) million as compared to $0.1 million in the three months ended March 31, 2005.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenues.    Revenues increased $35.8 million, or 53.1%, in the year ended December 31, 2005 compared to the year ended December 31, 2004. The Oilco acquisition, which was completed during the fourth quarter of 2004, accounted for 30.6% of this increase. The remaining increase was attributable to improved demand for our other products and services resulting from higher price levels for oil and natural gas and correspondingly higher levels of construction of drilling rigs that require the type of equipment we manufacture. We also believe that our original equipment products, together with the T-3 brand, have gained market acceptance, resulting in greater sales to customers that use our products both domestically and in international operations. For example, BOP and BOP control systems shipments have increased 500% and 180%, respectively, in 2005 as compared to 2004.

Cost of Revenues.    Cost of revenues increased $21.2 million, or 46.9%, in the year ended December 31, 2005 compared to the year ended December 31, 2004 primarily as a result of the increase in revenues described above. Gross profit as a percentage of revenues was 35.8% in the year ended December 31, 2005 compared to 33.1% in the year ended December 31, 2004. Gross profit margin was higher in 2005 primarily due to improved pricing, partially offset by down time caused by Hurricanes Katrina and Rita. Also, gross profit margins for 2004 were negatively impacted due to increased product modification and development expenses during 2004.

Operating Expenses.    Operating expenses increased $7.2 million, or 45.5%, in the year ended December 31, 2005 compared to the year ended December 31, 2004. This increase was primarily due to the increase in revenues described above. Operating expenses as a percentage of revenues were 22.4% in the year ended December 31, 2005 compared to 23.6% in the year ended December 31, 2004. This decrease in operating expenses as a percentage of revenues was due to operating expenses consisting primarily of fixed costs with a higher sales volume, partially offset by increased regulatory requirements costs, consulting costs, professional fees of $0.6 million related to the terminated public offering and down time caused by Hurricanes Katrina and Rita.

Operating expenses for the pressure control segment increased $4.4 million, or 42.3%, in the year ended December 31, 2005 compared to the year ended December 31, 2004. This increase was primarily due to the increase in revenues described above. Operating expenses as a percentage of revenues were 14.5% in the year ended December 31, 2005 compared to 15.6% in the year ended December 31, 2004. This decrease in operating expenses as a percentage of revenues was due to operating expenses consisting primarily of fixed costs with a higher sales volume, partially offset by down time caused by Hurricanes Katrina and Rita.

Operating expenses for corporate operations increased $2.8 million, or 51.8%, in the year ended December 31, 2005 compared to the year ended December 31, 2004. This increase was primarily attributable to increased regulatory requirements costs, consulting costs and professional fees of $0.6 million related to the terminated public offering.

Interest Expense.    Interest expense was $1.5 million in the year ended December 31, 2005 compared to $2.3 million in the year ended December 31, 2004. The decrease was primarily attributable to repaying our subordinated term loan during May 2005.

Income Taxes.    Income tax expense for the year ended December 31, 2005 was $4.4 million as compared to $1.3 million in the year ended December 31, 2004. The increase was primarily due to an increase in income before taxes. The effective tax rate was 35.2% in the year ended December 31, 2005 compared to 31.2% in the year ended December 31, 2004. The higher tax rate in the 2005 period resulted from increased state income taxes during 2005 as compared to 2004. Also, the 2004 period included a larger reduction of the valuation allowance which reduced income tax expense as compared to 2005.

Income from Continuing Operations.    Income from continuing operations was $8.1 million in the year ended December 31, 2005 compared with $2.9 million in the year ended December 31, 2004 as a result of the foregoing factors.

Discontinued Operations.    During 2005 and 2004, we sold substantially all of the assets of our distribution and products segments, respectively. These assets constituted businesses and thus their results of operations are reported as discontinued operations for all periods presented. Loss from discontinued operations, net of tax for the year ended December 31, 2005 was $3.5 million as compared to $1.4 million in the year ended December 31, 2004. The increase in loss is primarily attributable to the pre-tax loss of $3.6 million for the sale of the distribution segment during 2005, as compared to a loss of $2.9 million for the sale of a portion of the products segment during 2004.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Revenues.    Revenues decreased $4.0 million, or 5.6%, in the year ended December 31, 2004 compared to the year ended December 31, 2003. Although United States drilling activity increased from year-to-year and oil and gas prices increased, revenues declined primarily as a result of softness in the Gulf of Mexico drilling rig count and increased pricing pressure for substantially all of our products and services. This decrease was offset by increased revenues from certain pressure control products and services resulting from an improved United States onshore rig count and the purchase of Oilco during the fourth quarter of 2004.

Cost of Revenues.    Cost of revenues decreased $3.5 million, or 7.2%, in the year ended December 31, 2004 compared to the year ended December 31, 2003. The decrease was primarily a result of the decrease in revenues described above. Gross profit as a percentage of revenues was 33.1% in the year ended December 31, 2004 compared to 32.0% in the year ended December 31, 2003. Gross profit margin was higher during 2004 due to cost reduction strategies, including lower self-insured medical costs and slightly improved margins from some of our products and services resulting from an improved United States onshore rig count. This was partially offset by pricing pressure on other products.

Operating Expenses.    Operating expenses decreased $1.7 million, or 9.8%, in the year ended December 31, 2004 compared to the year ended December 31, 2003. As a percentage of revenues, operating expenses were 23.6% in the year ended December 31, 2004 compared to 24.7% in the year ended December 31, 2003. Operating expenses decreased primarily due to cost reduction strategies, including lower self-insured medical costs and personnel reductions, and a $1.0 million goodwill impairment charge during 2003 related to our custom coatings business. This decrease was partially offset by expenses associated with the growth and improvement of our engineering and technical sales support group and the purchase of Oilco during 2004.

Operating expenses for our pressure control segment decreased $0.7 million, or 6.5%, in the year ended December 31, 2004 compared to the year ended December 31, 2003. As a percentage of revenues, operating expenses decreased from 15.7% in the year ended December 31, 2003 to 15.6% in the year ended December 31, 2004. The decrease was primarily the result of lower self-insured medical costs during 2004 and a goodwill impairment of $1.0 million during 2003. This decrease in 2004 was partially offset by the write-off of $0.2 million relating to other intangible assets associated with the disposition of certain spray welding assets, expenses associated with the growth and improvement of our engineering and technical sales support division, and the purchase of Oilco during 2004.

Operating expenses for corporate operations decreased $1.0 million, or 15.7%, in the year ended December 31, 2004 compared to the year ended December 31, 2003. This was primarily attributable to cost reduction strategies and personnel reductions, offset partially by increased external reporting costs and consulting fees.

Interest Expense.    Interest expense decreased to $2.3 million in the year ended December 31, 2004 from $3.1 million in the year ended December 31, 2003, primarily as a result of lower debt levels and interest rates during 2004.

Write-off of Acquired Note Receivable.    In the year ended December 31, 2003, we wrote-off a $3.5 million note receivable that was acquired in conjunction with the disposal by IHI of Beaird Industries, Inc. before the completion of IHI’s merger with former T-3. During 2003, we were informed by the payor of the note of its inability to make payments and that its refinancing efforts had been unsuccessful.

Income Taxes.    Income tax expense for the year ended December 31, 2004 was $1.3 million as compared to $0.8 million in the year ended December 31, 2003. In 2004, the effective tax rate was 31.2% primarily due to a decrease in the valuation allowance on deferred tax assets, and state income taxes, net of the federal benefit provided, partially offset by the effect of non-deductible expenses. Income tax expense was $0.8 million in 2003 even though we had a loss from continuing operations before provision for income taxes of $1.5 million. This was primarily due to the write-off of non-deductible goodwill and the effect of non-deductible expenses.

Income (Loss) from Continuing Operations.    Income from continuing operations was $2.9 million in the year ended December 31, 2004 compared with a loss from continuing operations of $2.2 million in the year ended December 31, 2003 as a result of the foregoing factors.

Discontinued Operations.    During the fourth quarter of 2003, we committed to a formal plan to sell certain non-core assets within our products segment. The sale of these assets was consummated in February 2004. Goodwill was allocated based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. For the year ended December 31, 2003, we recorded a loss of $11.3 million, net of tax. Included in this loss were a goodwill impairment charge of $10.2 million and a long-lived asset impairment of $2.3 million.

Also during the fourth quarter of 2003, we re-evaluated our expectations for the earnings, growth and contribution of the remaining assets within our products segment. This resulted in an additional goodwill impairment charge of $15.2 million in 2003. We committed to formal plans to sell these remaining assets within our products segment, along with certain assets within our pressure control segment, during the second quarter of 2004 and recorded a loss of $2.9 million. Included in this loss was a goodwill impairment charge of $0.3 million, a $0.2 million charge to other intangible assets and a $2.4 million charge to tangible assets.

All of the above asset sales constitute businesses and thus their results of operations are reported in discontinued operations for all periods presented.

Liquidity and Capital Resources

At March 31, 2006, we had working capital of $28.8 million, current maturities of long-term debt of $24,000, long-term debt (net of current maturities) of $7.6 million and stockholders’ equity of $113.3 million. Historically, our principal liquidity requirements and uses of cash have been for debt service, capital expenditures, working capital and acquisition financing, and our principal sources of liquidity and cash have been from cash flows from operations, borrowings under our senior credit facility and issuances of equity securities. We have historically financed acquisitions through bank borrowings, sales of equity (primarily to First Reserve Fund VIII, L.P.), debt from sellers and cash flow from operations.

Net Cash Provided by Operating Activities.    Net cash provided by operating activities was $3.8 million for the three months ended March 31, 2006 compared to $2.3 million for the three months ended March 31, 2005. The improved net cash provided by operating activities was primarily due to profitable operations. The increase of $1.5 million for 2006 as compared to 2005 was also attributable to our improved cash management system resulting in the deferral of payment of vendor invoices consistent with industry practice as described below. Additionally, due to increased demand, our customers have shown a willingness to prepay for our products. The increases were partially offset by increases in our receivables and inventory due to increased sales activity in 2006.

For the year ended December 31, 2005, net cash provided by operating activities was $4.0 million compared to $5.6 million in 2004 and $6.1 million in 2003. The decrease of $1.6 million for 2005 as compared to 2004 was primarily attributable to increases in our receivables and inventory due to increased sales activity in 2005. The increases were partially offset by our improved cash management system resulting in the deferral of payment of vendor invoices consistent with industry practice as described below. Additionally, due to increased demand, our customers have shown a willingness to prepay for our products. The decrease of $0.5 million for 2004 as compared to 2003 was primarily attributable to increases in pressure and flow control inventories to take advantage of favorable raw material pricing, an increase in our pressure and flow control stocking levels and an increase in wellhead equipment inventories due to increased land drilling activity. In the fourth quarter of 2004, we implemented an improved cash management system. While our cash collections improved from prior years, we began to defer payment of vendor invoices consistent with industry practice, improving our cash flows. Accrued expenses and other decreased in 2004 primarily as a result of a reduction in employee compensation compared to 2003. Additionally, in 2004, we made fewer tax deposits resulting in a decrease in prepaid expenses and other current assets.

Net Cash Provided by (Used in) Investing Activities.    Principal uses of cash are for capital expenditures and acquisitions. For the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, we made capital expenditures of approximately $2.5 million, $0.4 million, $2.5 million, $1.9 million and $1.0 million, respectively. Cash consideration paid for business acquisitions was $2.2 million in the three months ended March 31, 2006 and $10.4 million in the year ended December 31, 2004. There were no acquisitions in the three months ended March 31, 2005 and the years ended December 31, 2005 and 2003.

Net Cash Provided by (Used in) Financing Activities.    Sources of cash from financing activities include borrowings under our credit facilities and sales of equity securities. Principal uses of cash include payments on the senior credit facility and long-term debt. Financing activities provided net cash of $0.5 million for the three months ended March 31, 2006 as compared to net cash used of $3.8 million, $11.8 million, $6.4 million and $5.8 million in the three months ended March 31, 2005 and the years ended December 31, 2005, 2004 and 2003, respectively. We had proceeds from issuance of long-term debt of $3.0 million in 2004 and no such proceeds in the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005 or 2003. We made principal payments on long-term debt of $15.0 million, $12.3 million and $3.5 million in the years ended December 31, 2005, 2004 and 2003, respectively. We also had net borrowings (repayments) on our senior credit facility of $0.5 million, ($3.8) million, $3.3 million, $3.8 million, and ($2.1) million in the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, respectively.

Net Cash Provided by (Used In) Discontinued Operations.    For the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004, and 2003, net cash provided by (used in) discontinued operations was ($0.1) million, $1.9 million, $10.6 million, $11.9 million and ($0.7) million, respectively. This consisted of operating cash flows of ($0.1) million, $1.9 million, $1.8 million, $2.7 million and ($0.4) million for the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004, and 2003 and investing cash flows of $8.8 million, $9.2 million, and ($0.3) million for the years ended December 31, 2005, 2004 and 2003, respectively. There were no investing cash flows for the three months ended March 31, 2006 and 2005 and no financing cash flows for the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003. Cash was provided by discontinued operations in 2005 primarily due to our receipt of $8.8 million for the sale of the distribution segment. The purchase price was subsequently reduced by $0.4 million pursuant to a post-closing adjustment. Cash was provided by discontinued operations in 2004 primarily due to our receipt of $9.2 million for the sale of the products segment.

Principal Debt Instruments.    As of March 31, 2006, we had an aggregate of $7.6 million borrowed under our senior credit facility and debt instruments entered into or assumed in connection with acquisitions, as well as other bank financings. As of March 31, 2006, availability under our senior credit facility was $58.3 million.

During May 2005, we received consents from our senior lenders to repay our $15 million subordinated term loan using advances made from our senior credit facility. Our senior credit facility provides for a $50 million revolving line of credit, maturing September 30, 2007, that we can increase by up to $25 million (not to exceed a total commitment of $75 million) with the approval of the senior lenders. As of March 31, 2006, we had $7.6 million borrowed under our senior credit facility. The senior credit facility consists of a revolving credit facility that includes a swing line subfacility up to $5 million and a letter of credit subfacility up to $5 million. We expect to use the proceeds from any advances made pursuant to the senior credit facility for working capital purposes, for capital expenditures, to fund acquisitions and for general corporate purposes. The applicable interest rate of the senior credit facility is governed by our leverage ratio and ranges from prime plus 0.75% to 2.00% or LIBOR plus 1.75% to 3.00%. At March 31, 2006, the senior credit facility bore interest ranging from 6.63% to 8.50%, with interest payable quarterly or as LIBOR advances mature. The effective interest rate, including amortization of deferred loan costs, was 13.59%. The effective interest rate, excluding amortization of deferred loan costs, was 7.91%. We are required to prepay the senior credit facility under certain circumstances with the net cash proceeds of certain asset sales, insurance proceeds and equity issuances subject to certain conditions. The senior credit facility provides, among other covenants and restrictions, that we comply with the following financial covenants: a limitation on capital expenditures, a minimum fixed charge coverage ratio, a minimum consolidated net worth, and maximum leverage and senior leverage ratios. As of March 31, 2006, we were in compliance with the covenants under the senior credit facility. The senior credit facility is collateralized by substantially all of our assets.

On August 25, 2005, we amended our senior credit facility to provide for a separate Canadian revolving credit facility, which includes a revolving loan subfacility and a letter of credit subfacility of up to an aggregate of U.S. $4.0 million. The revolving credit facility matures on the same date as the senior credit facility, and is subject to the same covenants and restrictions. The applicable interest rate is governed by our leverage ratio and ranges from the Canadian prime rate plus 0.75% to the Canadian prime rate plus 2.00%. T-3 Oilco Energy Services Partnership, our Canadian subsidiary, may use the proceeds from any advances made pursuant to the revolving credit facility for general corporate and working capital purposes in the ordinary course of business or to fund Canadian acquisitions. The revolving credit facility is guaranteed by us and all of our material subsidiaries, and is collateralized by a first lien on substantially all of the assets of T-3 Oilco Energy Services Partnership.

On April 27, 2006, we entered into an amendment to our senior credit facility increasing the amount of capital expenditures that we may make in a fiscal year from 25% of our EBITDA for the immediately preceding fiscal year to $15 million, and the minimum expiration date for letters of credit from two years after the date of issuance to three years after the date of issuance.

We expect to use up to $10 million of the net proceeds from this offering to fund the planned expansion of our facilities and increase our manufacturing capacity, and the remainder to repay all outstanding borrowings under our senior credit facility and for working capital and general corporate purposes. We will use the net proceeds we receive from any exercise of the underwriters’ over-allotment option for working capital and general corporate purposes. The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. We will retain broad discretion over the allocation of the net proceeds of this offering. Pending these uses, we will invest the net proceeds of this offering in short-term money market and money market equivalent securities.

We believe that the proceeds from this offering, cash generated from operations and amounts available under our senior credit facility will be sufficient to fund existing operations, working capital needs, capital expenditure requirements and financing obligations.

We intend to make strategic acquisitions, but the timing, size or success of any acquisition and the related potential capital commitments cannot be predicted. We expect to fund future acquisitions primarily with cash flow from operations and borrowings, including the unborrowed portion of our senior credit facility or new debt issuances, but we may also issue additional equity either directly or in connection with an acquisition. There can be no assurance that acquisition funds may be available at terms acceptable to us.

Contractual Obligations

A summary of our outstanding contractual obligations and other commercial commitments at March 31, 2006 is as follows (in thousands):

		Payments Due by Period
	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Contractual Obligations
Long-term debt	$7,595	$24	$7,571	$—	$—
Letters of credit	55	55	—	—	—
Operating leases	4,675	1,526	2,322	826	1

Total contractual obligations	$12,325	$1,605	$9,893	$826	$1

Inflation

Although we believe that inflation has not had any material effect on operating results, our business may be affected by inflation in the future.

Seasonality

Weather and natural phenomena can temporarily affect the sale and performance of our products and services. We believe that our business is not subject to any significant seasonal factors and do not anticipate significant seasonality in the future.

Quantitative and Qualitative Disclosures About Market Risk

Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices.

We are exposed to some market risk due to the floating interest rate under our senior credit facility. As of March 31, 2006, our senior credit facility, whose interest rate floats with prime or LIBOR, had a principal balance of $7.6 million. A 1.0% increase in interest rates could result in a $0.1 million increase in interest expense on the March 31, 2006 principal balance. As of March 31, 2006, our Canadian revolving credit facility did not have a principal balance, and therefore, we did not have any exposure to rising interest rates.

We also are exposed to some market risk due to the foreign currency exchange rates related to our Canadian operations. We conduct our Canadian business in the local currency, and thus the effects of foreign currency fluctuations are largely mitigated because the local expenses of such foreign operations are also denominated in the same currency. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date, resulting in translation adjustments that are reflected as accumulated other comprehensive income in the stockholders’ equity section on our consolidated balance sheet. Less than 1% of our net assets are impacted by changes in foreign currency in relation to the U.S. dollar. We recorded a $7,000 adjustment to our equity account for the three months ended March 31, 2006 and a $0.4 million adjustment to our equity account for the year ended December 31, 2005 to reflect the net impact of the change in foreign currency exchange rate.

BUSINESS

Corporate History

We were formerly a Texas corporation named Industrial Holdings, Inc., or IHI, which was a public company with its common stock traded on The Nasdaq National Market. Our predecessor, T-3 Energy Services, Inc., or former T-3, was incorporated in Delaware in October 1999 and initially was capitalized by First Reserve Fund VIII. Former T-3 began operations in the first half of 2000 by acquiring and merging with Cor-Val, Inc. and Preferred Industries, Inc.

In December 2001, former T-3 merged into IHI, with IHI as the surviving entity. Immediately after the merger, the combined company was reincorporated in Delaware under the name “T-3 Energy Services, Inc.” and completed a one for ten reverse split of its common stock, which began trading on The Nasdaq National Market under the symbol “TTES” on the day after the merger. After the merger, First Reserve Fund VIII owned approximately 77% of our common stock.

We historically operated in three segments, pressure control, distribution and products. In mid-year 2003, we hired a new president and chief executive officer, Gus D. Halas, commenced an in-depth evaluation of our businesses and adopted a plan to position us for future growth. As part of the plan, we hired new senior operating management, and undertook an initiative to improve our manufacturing and engineering capabilities. In addition, we sold our products business in 2004 and our distribution business in 2005. We are now focused on our pressure control business, and in particular, upon products we design or manufacture, which we call “original equipment products.”

Overview

We design, manufacture, repair and service products used in the drilling and completion of new oil and gas wells, the workover of existing wells, and the production and transportation of oil and gas. Our products are used in both onshore and offshore applications throughout the world. Our customer base consists of leading drilling contractors, exploration and production companies and pipeline companies, including Nabors Drilling International, Grey Wolf Drilling, Diamond Offshore Drilling, Weatherford International, GlobalSantaFe, Marathon Petroleum Company and Exxon Mobil Corporation, among others.

We have 15 manufacturing facilities strategically located throughout North America. We focus on providing our customers rapid response times for our products and services. In the last twelve months, we have experienced increased demand, and we intend to significantly expand our manufacturing capacity to meet our customers’ needs.

In the past three years, we have introduced 18 new products, and plan to introduce a comparable number of new products during the next two years. We believe that our original equipment products have gained market acceptance, resulting in greater sales to customers that use our products in both domestic and international operations.

The information below highlights our results of operations for the three-month period ended March 31, 2006 as compared to the same period in 2005:

•	Our revenues increased approximately 80% to $35.7 million from $19.8 million;

•	The percentage of revenues from original equipment products increased to 57% from 46%;

•	Our income from operations increased approximately 288% to $6.2 million from $1.6 million; and

•	Our backlog increased approximately 325% to $44.6 million from $10.5 million.

Our pressure control business has three product lines: pressure and flow control, wellhead and pipeline, which generated 71%, 21% and 8% of our total revenues, respectively, for the three months ended March 31,

2006. We offer original equipment products and aftermarket parts and services for each product line. Aftermarket parts and services include all remanufactured products and parts, and repair and field services. Original equipment products generated 57% and aftermarket parts and services generated 43% of our total revenues, respectively, for the three months ended March 31, 2006.

Pressure and Flow Control.    We design, manufacture and provide aftermarket parts and services for pressure and flow control products used in the drilling, completion, production and workover of onshore and offshore oil and gas wells. Our pressure and flow control products include blow-out preventers, or BOPs, BOP control systems, elastomer products, production, drilling and well service chokes, manifolds and control valves. We have recently experienced increased demand for original equipment pressure and flow control products. For example, original equipment pressure and flow control product revenues have increased approximately 131% in the three months ended March 31, 2006 as compared to the same period in 2005. Additionally, our original equipment pressure and flow control product revenues accounted for approximately 59% of total pressure and flow control revenues during the three months ended March 31, 2006, as compared to 48% of total pressure and flow control revenues during the same period in 2005.

Wellhead.    We design, manufacture and provide aftermarket parts and services for wellhead equipment used for onshore oil and gas production. Our wellhead products include wellheads, production chokes and production valves. Wellhead products are sold to oil and gas producers and are used during the drilling and completion phase of an oil or gas well and during the productive life of a well. Currently, our wellhead products and services are focused on product remanufacturing, installation and repair. We have recently increased our engineering capabilities in an effort to provide original equipment products for our wellhead product line.

Pipeline.    We design, manufacture and provide aftermarket parts and services for a wide variety of valves primarily for onshore pipeline applications. Our pipeline products include a wide variety of valves for pipeline applications, including gate, ball, control and check valves. Our pipeline valves and related products are used in field or gathering systems and in interstate pipeline transmission systems. Currently, our pipeline products and services are focused on product remanufacturing, installation and repair. We are increasing our efforts to provide additional original equipment products for our pipeline product line.

Our Industry

Demand for our products and services is tied to activity levels in the oil and gas industry, particularly natural gas drilling activity, in our core markets. Market conditions have resulted in a significant increase in demand for drilling and production equipment and services.

We believe our business will benefit from the following:

•	U.S. hydrocarbon demand growth outpaces U.S. supply growth. According to the Energy Information Administration, or EIA, from 1990 to 2005, demand for natural gas in the U.S. grew at an annual rate of 0.9% while the U.S. domestic supply grew at an annual rate of 0.2%. The EIA recently estimated that U.S. domestic consumption of natural gas exceeded domestic production by 22% in 2005, a gap that the EIA forecasts will expand to 26% by 2010.

•	Strong drilling rig activity. We believe approximately 250 new or refurbished drilling rigs will enter the market over the next 12 to 24 months. According to WorldOil.com, the U.S. drilling rig count is expected to increase by approximately 15% in 2006 while the number of wells drilled is expected to increase by approximately 11%. We believe these additional drilling rigs and the expected increase in wells drilled will positively impact demand for our products and services.

•

Increased decline rates in natural gas basins in the U.S.    As the chart below shows, even though the number of U.S. natural gas wells drilled has increased approximately 227% over the past decade from 8,354 to 27,335, a corresponding increase in production has not been realized. We believe that supply has not increased, in part, because of the accelerating decline rates of production from new wells drilled. A study published by the National Petroleum Council in September 2003 concluded that as a result of domestic natural gas decline rates of 25% to 30% per year, 80% of natural gas production in ten years will be from wells that have not yet been drilled. We believe this should create incentives to increase drilling activities in the U.S., which will increase the market for our products and services.

•	Trend towards drilling and developing unconventional oil and gas resources. As a result of improvements in extraction technologies along with general increases in hydrocarbon prices, oil and gas companies increasingly are exploring for and developing “unconventional” oil and gas resources, such as tight sands, shales and coalbed methane. This type of drilling activity is frequently done on tighter acreage spacing and requires that more wells be drilled.

Our Strengths

Our competitive strengths include:

•	Brand name acceptance. We believe that our T-3 branded products have gained market acceptance with most of the leading drilling contractors, exploration and production companies, and pipeline companies. For example, original equipment product revenue increased approximately 126% from the first quarter of 2005 to the first quarter of 2006, and our revenues generated from original equipment products have increased from 46% of total revenue in the first quarter of 2005 to 57% in the first quarter of 2006.

•	Rapid response time. Our 15 manufacturing facilities strategically located in Texas, Louisiana, Wyoming and Alberta, Canada enable us to provide rapid response times to our customers’ original equipment product manufacturing and aftermarket demands. Our ability to manufacture and deliver our products from multiple facilities provides us with an advantage compared to many of our larger competitors with regard to production and delivery lead times. Our aftermarket parts and services business also enables us to provide critical services to our customers at the well site.

•

Customer-focused approach.    A number of our new original equipment products have been developed as a result of specific design requests from our customers. Our sales and engineering teams have worked with several leading drilling contractors and exploration and production companies to design and manufacture products that address certain of their concerns regarding operational efficiencies and safety.

•	Engineering and new product development capabilities. We have significantly expanded our engineering and new product development capabilities. Our engineering staff has developed 18 new products in the past three years, including enhanced ram and annular BOPs, production and drilling chokes and API valves. For example, we have developed a proprietary BOP with an enclosed hydraulic system for extreme cold weather environments.

•	Leading aftermarket position in core geographic markets. We believe we are a leading provider of aftermarket products and services for pressure control products in the Gulf Coast and Canada. We provide aftermarket services for our products as well as other brands, including BOPs sold by our major competitors. Our strong aftermarket business provides us consistent cash flows and generates marketing opportunities for our original equipment products business.

Our Strategy

Our strategy is to better position ourselves to capitalize on increased drilling activity in the oil and gas industry. We believe this increased activity will result in significant additional demand for our products and services. We intend to:

•	Expand our manufacturing capacity through facility expansions and improvements. We are expanding our manufacturing capacity to increase the volume and number of products we manufacture, with an emphasis on our pressure and flow control product line. We have invested approximately $1.7 million on this expansion effort, which includes our expansion into the East Texas region in the first quarter of 2006 by opening two facilities. We expect to invest up to $10 million over the remainder of 2006 and 2007 on our future expansion plans, which include:

•	increasing our existing BOP manufacturing capacity from ten to 25 units per month by upgrading and expanding our machining capabilities at our existing facilities;

•	establishing manufacturing capacity for 12 multi-bowl wellhead units per month;

•	opening two facilities for our wellhead product line;

•	opening three facilities for our pipeline product line; and

•	expanding our elastomer producing capacity in North America.

•	Continue new product development. In the past three years, we have introduced 18 new products, and we will continue to focus on new product development across all of our product lines, with a particular focus on pressure and flow control. We plan to introduce a comparable number of new products during the next two years.

•	Expand our geographic areas of operation. We intend to expand our geographic areas of operation, with particular focus on field services for our wellhead and pipeline product lines. We are expanding our wellhead and pipeline repair and remanufacturing services by establishing facilities in areas we believe will have high drilling activity, such as the Barnett Shale in North Texas, the Cotton Valley trend in the East Texas Basin, the Fayetteville Shale in the Arkoma Basin, and the Rocky Mountain and Appalachian regions. For example, in the first quarter of 2006, we continued our expansion into the Rocky Mountain region by acquiring KC Machine LLC, located in Rock Springs, Wyoming, and expanded into the East Texas region by opening two facilities.

•	Pursue strategic acquisitions and alliances. Our acquisition strategy will focus on broadening our markets and existing product offerings. For example, in January 2006, we acquired KC Machine LLC, located in Rock Springs, Wyoming. In addition, in July 2005, we entered into a joint participation agreement with Servicios Y Maquinaria De Mexico, S.A. de C.V., or SYMMSA, a subsidiary of GRUPO R, a conglomerate of companies that provides services to the energy and industrial sectors in Mexico. We will continue to seek similar strategic acquisition and alliance opportunities in the future.

Our Products and Services

We manufacture, repair and service products used in the drilling and completion of new oil and gas wells, the workover of existing wells and the production and transportation of oil and gas. These products include the following:

•	BOPs. A BOP is a large pressure valve located at the top of a well. During drilling operations, a series of BOPs is installed to provide pressure control. When activated, BOPs seal the well and prevent fluids and gases from escaping, protecting the safety of the crew and maintaining the integrity of the rig and wellbore.

•	BOP control systems. Our BOP control systems are actuators that are used to remotely open and close BOPs utilizing hydraulic pressure.

•	Elastomer products. Elastomer products, which are constructed of molded rubber and metal, are the sealing elements in BOPs and wellhead equipment. Elastomer products require frequent replacement in order to ensure proper BOP functioning.

•	Chokes. A choke is a valve used to control fluid flow rates or reduce system pressure. Chokes are used in oil and gas production, drilling and well servicing applications and are often susceptible to erosion from exposure to abrasive and corrosive fluids. Chokes are available for both fixed and adjustable modes of operation.

•	Manifolds and control valves. Manifolds are arrangements of piping and valves used to control, distribute and monitor fluid flow. Control valves, which can be manually, hydraulically or electrically actuated, are valves used to control flow in a wide variety of oilfield and industrial applications. Our manifolds and control valves are used in oil and gas production, drilling and well servicing applications.

•	Custom coatings. Our protective coatings consist of thin liquid or powder material that once applied over a structure prevents corrosion, wear and leakage problems. Our protective coatings are applied to a wide variety of oilfield and industrial products.

•	Wellhead products. Our wellhead equipment includes wellheads, production chokes and production valves used for onshore oil and gas production. Wellhead equipment is installed directly on top of a completed well to ensure the safe and efficient flow of oil or gas from the wellbore to downstream separation and pipeline equipment. Wellhead equipment generally consists of a complex series of flanges, fittings and valves.

•	Pipeline products. Our pipeline products include a wide variety of valves for pipeline applications, including gate, ball, control and check valves. Pipeline valves and related products are used in gathering systems (pipelines connecting individual wellheads to a larger pipeline system) and interstate pipelines (pipelines used to deliver oil, gas and refined products over long distances).

•	Aftermarket parts and services. Equipment used in the oil and gas industry operates in harsh conditions and frequently requires new parts, ongoing refurbishment and repair services. Our aftermarket parts and services are focused on repair and remanufacture of BOPs, valves and other products and the installation and repair of wellhead and pipeline products. We provide aftermarket services for our products as well as other brands, including BOPs sold by our major competitors.

Customers and Markets

Our products are used in both onshore and offshore applications. Our customer base, which operates in active oil and gas basins throughout the world, consists of leading drilling contractors, exploration and production companies and pipeline companies. Demand for our pressure and flow control and wellhead products and services is driven by exploration and development activity levels, which in turn are directly related to current and anticipated oil and gas prices. Demand for our pipeline products and services is driven by maintenance, repair and construction activities for pipeline, gathering and transmission systems.

No single customer accounted for greater than 10% of our total revenues during 2005, 2004 or 2003. The following table lists our top ten customers for 2005:

Customers

Nabors Drilling International Ltd.	Pride International
Grey Wolf Drilling	GlobalSantaFe Corporation
Diamond Offshore Drilling	Trinidad Drilling Ltd.
Weatherford International	Transocean Offshore
Noble Corporation	PowerWell Services

Marketing

We market our products through a direct sales force, which consisted of 45 persons at May 15, 2006. We believe that our proximity to customers is a key to maintaining and expanding our business. Almost all of our sales are on a purchase order basis at fixed prices on normal 30-day trade terms. Large orders may be filled on negotiated terms appropriate to the order. International sales typically are made with agent or representative arrangements, and significant sales are secured by letters of credit. Although we do not typically maintain supply or service contracts with our customers, a significant portion of our sales represents repeat business.

Suppliers and Raw Materials

In each of our product lines, new and used inventory and related equipment and parts are acquired from suppliers, including individual brokers, remanufacturing companies and original equipment manufacturers. The loss of any single supplier would not be significant to our business. We have not experienced and do not expect a shortage of products that we sell or incorporate into our manufactured products.

There is a strong demand for forgings, castings and outsourced coating services necessary for us to make our products. There can be no assurance that we will be able to continue to purchase these raw materials on a timely basis or at acceptable prices.

Insurance

We currently carry a variety of insurance for our operations. We are partially self-insured for certain claims in amounts we believe to be customary and reasonable. Although we believe we currently maintain insurance coverage adequate for the risks involved, there is a risk our insurance may not be sufficient to cover any particular loss or that our insurance may not cover all losses.

Competition

Our products are sold in highly competitive markets. Our primary competitors, who are dominant in our business, are Cameron International Corporation, Hydril Company and National Oilwell Varco, Inc. We also have numerous smaller competitors. We believe the principal competitive factors are timely delivery of products and services, reputation, manufacturing capabilities, availability of plant capacity, price, performance and dependability.

Backlog

As of March 31, 2006 and 2005, we had a backlog of $44.6 million and $10.5 million, respectively, consisting of written orders or commitments believed to be firm contracts for products and services. These contracts are occasionally varied or modified by mutual consent and in some instances may be cancelable by the customer on short notice without substantial penalty. As a result, our backlog as of any particular date may not be indicative of our actual operating results for any future period. We believe that substantially all of the orders and commitments included in backlog at March 31, 2006 will be completed by December 31, 2006.

Patents and Trademarks

Our business has historically relied upon technical know-how and experience rather than patented technology. We own, or have a license to use, a number of patents covering a variety of products. Although these patents are important, no single patent is essential to our business.

We also rely on trade secret protection for our confidential and proprietary information. We routinely enter into confidentiality agreements with our employees, partners and suppliers. There can be no assurance, however, that others will not independently obtain similar information or otherwise gain access to our trade secrets.

Employees

As of May 15, 2006, we had 536 employees, 134 of whom were salaried and 402 of whom were paid on an hourly basis. The entire work force is employed within the United States and Canada. We consider our relations with our employees to be good. None of our employees are covered by a collective bargaining agreement.

Properties

We operate 15 manufacturing facilities. Our facilities range in size from 3,000 square feet to approximately 189,000 square feet of manufacturing and related space, or an aggregate of approximately 460,000 square feet. Of this total, 335,000 square feet of manufacturing and related space is located in leased premises under leases expiring at various dates through 2011.

Manufacturing Facility	Size (Square Feet)	Leased/Owned
Buffalo, Texas	10,200	Leased
Houma, Louisiana—Main	39,200	Owned
Houma, Louisiana—Venture	61,000	Owned/Leased
Houston, Texas—Ardmore	189,000	Leased
Houston, Texas—Cypress	29,000	Owned
Jennings, Louisiana	25,000	Leased
Lafayette, Louisiana	9,250	Leased
Midland, Texas	4,800	Leased
Nisku, Alberta, Canada	33,000	Leased
Nisku, Alberta, Canada	13,000	Leased
Perryton, Texas	3,000	Leased
Robstown, Texas	10,000	Leased
Rock Springs, Wyoming	8,000	Leased
Shreveport, Louisiana	8,600	Leased
Tyler, Texas	16,900	Leased

We are expanding our manufacturing capacity to increase the volume and number of products we manufacture, with an emphasis on our pressure and flow control product line. We have invested approximately $1.7 million on this expansion effort, which includes our expansion into the East Texas region in the first quarter of 2006 by opening two facilities. We expect to invest up to $10 million over the remainder of 2006 and 2007 on our future expansion plans, which include:

•	increasing our existing BOP manufacturing capacity from ten to 25 units per month by upgrading and expanding our machining capabilities at our existing facilities;

•	establishing manufacturing capacity for 12 multi-bowl wellhead units per month;

•	opening two facilities for our wellhead product line;

•	opening three facilities for our pipeline product line; and

•	expanding our elastomer producing capacity in North America.

Environmental and Other Regulations

We operate facilities in the U.S. and abroad that are subject to stringent federal, state, provincial and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations can affect our operations in many ways, such as requiring the acquisition of permits to conduct regulated activities; restricting the manner in which we can release materials into the environment; requiring capital expenditures to maintain compliance with laws; and imposing substantial liabilities on us for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing our activities.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our business. In the event of future increases in costs, we may be unable to pass on those increases to our customers. While we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with current requirements would not have a material adverse effect on us, there is no assurance that this trend will continue in the future.

In the U.S., the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA or Superfund, and comparable state laws impose liability without regard to fault or the legality of the original conduct, on certain classes of persons considered to be responsible for the release of a hazardous substance into the environment. Under CERCLA, these “responsible persons” may be subject to joint and several, strict liability for the costs of cleaning up hazardous substances released into the environment, for damages to natural resources, and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of the hazardous substances into the environment. We also may incur liability under the Resource Conservation and Recovery Act, as amended, or RCRA, which imposes requirements related to the handling and disposal of solid and hazardous wastes. We generate materials in the course of our operations that may be regulated as hazardous substances and/or solid or hazardous wastes.

We currently own or lease, and have in the past owned or leased, properties that for many years have been used as manufacturing facilities for industrial purposes. Although we used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or other wastes may have been disposed of or released on or under such properties owned, leased or used by us or on or under other locations where such wastes have been taken for disposal. In addition, some of these properties have been operated by third parties whose treatment and disposal or release of petroleum hydrocarbons and other wastes was not under our control. These properties and the materials disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, or to perform remedial activities to prevent future contamination. While we have been identified as a potentially responsible party, or PRP, with respect to one site designated for cleanup, we believe that our involvement at that site has been minimal, and that our liability for this matter will not have a material adverse effect on our business.

The Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws impose restrictions and controls on the discharge of pollutants into waters of the U.S. or the states. Such discharges are prohibited, except in accord with the terms of a permit. Discharges in violation of the Clean Water Act could result in penalties, as well as significant remedial obligations. We believe that we hold all necessary permits for discharges for our U.S. facilities and that we are in substantial compliance with this act.

The Clean Air Act and comparable state laws restrict the emission of air pollutants from many sources in the U.S., including paint booths, and may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions, impose stringent air permit requirements, or utilize specific equipment or technologies to control emissions. We believe that our U.S. operations are in substantial compliance with the Clean Air Act.

Our U.S. operations are subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state laws that regulate the protection of the health and safety of employees. In addition, OSHA’s hazard communication standard requires that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our U.S. operations are in substantial compliance with these OSHA requirements.

Our operations outside of the U.S. are potentially subject to similar regulation governing the discharge of material into the environment and environmental protection. We believe that our foreign operations are in substantial compliance with current requirements of those governmental entities, and that continued compliance with these existing requirements will not materially affect our results of operations or finances.

Legal Proceedings

We are involved in various claims and litigation arising in the ordinary course of business. In June 2003, a lawsuit was filed against us in the 61st Judicial District of Harris County, Texas as Yuma Exploration and Production Company, Inc. v. United Wellhead Services, Inc. The lawsuit alleges that certain equipment purchased from and installed by our wholly owned subsidiary was defective. The plaintiffs initially alleged repair and replacement damages of $0.3 million. During the second quarter of 2005, the plaintiffs alleged production damages in the range of $3 to $5 million. Discovery is ongoing in this lawsuit.

In addition, in December 2001, a lawsuit was filed against us in the 14th Judicial District Court of Calcasieu Parish, Louisiana as Aspect Energy LLC v. United Wellhead Services, Inc. The lawsuit alleges that certain equipment purchased from and installed by United Wellhead Services, Inc. was defective in assembly and installation. The plaintiffs have alleged certain damages in excess of $5 million related to repairs and activities associated with the product failure and have also claimed unspecified damages with respect to certain expenses, loss of production and damage to the reservoir.

We have tendered the defense of the above claims under our comprehensive general liability insurance policy and our umbrella policy. We do not believe that the outcome of these legal actions will have a material adverse effect on our business.

In July 2003, a lawsuit was filed against us in the U.S. District Court, Eastern District of Louisiana as Chevron U.S.A. Inc. v. Aker Maritime, Inc. The lawsuit alleges that one of our wholly owned subsidiaries failed to deliver the proper bolts and/or sold defective bolts to the plaintiff’s contractor to be used in connection with a drilling and production platform in the Gulf of Mexico. The plaintiffs claim that the bolts failed and they had to replace all bolts at a cost of approximately $4 million. The complaint names the plaintiff’s contractor and seven of its suppliers and subcontractors (including our subsidiary) as the defendants and alleges negligence on the part of all defendants. We have filed our motion to dismiss the lawsuit, denying responsibility for the claim. We have also filed a cross claim against our supplier. Discovery is ongoing in this lawsuit, which is scheduled to be mediated on August 17, 2006 and tried to the court beginning on October 16, 2006. We do not believe that the outcome of this legal action will have a material adverse effect on our business.

On October 26, 2005, a shareholder derivative lawsuit (Berger v. Halas, et al., C.A. No. 1733-N) was filed in the Court of Chancery of the State of Delaware in New Castle County, against us (as a nominal defendant), Gus D. Halas, all other members of our Board of Directors, and First Reserve Fund VIII, L.P., our majority stockholder. This lawsuit relates to the initial filing by us of a registration statement on Form S-1 with the Commission on October 21, 2005. The complaint alleges a breach of the duty of loyalty and a bad faith breach of the duty of full disclosure by all defendants. In addition, the complaint alleges that the payment of a transaction bonus to Mr. Halas in connection with the offering contemplated by the preliminary registration statement would be improper. The plaintiff seeks a temporary and a permanent injunction against the proposed sale and the payment of the transaction bonus. The plaintiff also seeks a judgment awarding costs and fees incurred in filing and prosecuting the case. On January 17, 2006, we announced that a decision had been made not to proceed at that time with the public offering. T-3’s obligation to pay the transaction bonus expired on January 31, 2006. Since that date, there has been no discovery or other prosecution of the claims by the plaintiff.

The NASD has notified us that it has concluded its review of certain transactions in our common stock that occurred last year and has referred the matter to the SEC. These transactions occurred prior to our announcement on June 22, 2005 that we were considering strategic alternatives. The inquiry relates to transactions by an employee and separately by a cousin of Gus D. Halas, our President and Chief Executive Officer. We believe that the inquiry may also include a broader review of transactions by persons not related to T-3, although T-3 does not know the identity of any of these persons. Both we and Mr. Halas have cooperated in the NASD’s review. Mr. Halas has provided information to us, including information about his relationship with his cousin. We have shared this information with the NASD. In addition to providing other helpful background information, Mr. Halas confirmed that he has not provided any confidential information to his cousin about our business affairs. A committee consisting solely of independent directors has received advice from independent counsel and concluded that it was not necessary for us to take any further steps with respect to this matter. The committee also concluded that the NASD/SEC process should be allowed to proceed to conclusion, and that, based on the information available to the committee, the matter was not expected to result in any adverse effect on T-3.

MANAGEMENT

Executive Officers and Directors

The following table lists our executive officers and directors, their ages and their positions:

Name	Age	Position
Gus D. Halas	55	President, Chief Executive Officer, Chairman of the Board and Director
Michael T. Mino	51	Vice President, Chief Financial Officer and Secretary
Keith A. Klopfenstein	40	Vice President of Operations
Joseph R. Edwards	33	Director
Ben A. Guill	55	Director
Michael W. Press	59	Director
Stephen A. Snider	58	Director
James M. Tidwell	59	Director

Gus D. Halas has served as our President and Chief Executive Officer and as a director since May 1, 2003. He was elected Chairman of the Board on March 8, 2004. From August 2001 to April 2003, Mr. Halas served as President and Chief Executive Officer of Clore Automotive, Inc., a Lenexa, Kansas-based manufacturer and distributor of after-market auto parts and supplies. From January 2001 to May 2001, Mr. Halas served as President and Chief Executive Officer of Marley Cooling Tower Company, a manufacturer of evaporative water-cooling towers for generation, industrial refrigeration and HVAC markets throughout the world. From January 1999 to August 2000, Mr. Halas served as President of Ingersoll-Dresser’s Pump Services Group, a remanufacturer and service provider of centrifugal pumps. From September 1986 to January 1999, Mr. Halas spent his career in various management roles, most recently as Senior Vice President, Customer Support Services of Sulzer Industries, Inc., a manufacturer, remanufacturer and service provider of centrifugal pumps. Mr. Halas also serves as a director of Aquilex Corp., a First Reserve portfolio company.

Michael T. Mino has served as our Chief Financial Officer since April 19, 2005. Mr. Mino had served as Vice President, Corporate Controller and Secretary since August 2002 and as our Vice President, Chief Financial Officer, Secretary and Treasurer from the consummation of the merger with IHI on December 17, 2001 until August 2002. From March 2000 until the merger, Mr. Mino served as Vice President and Chief Financial Officer of former T-3, which was acquired in the merger. From July 1997 until March 2000, he served as Chief Financial Officer, Secretary and Treasurer of Tulsa Industries, Inc., a manufacturer of oilfield equipment headquartered in Tulsa, Oklahoma. From July 1995 until July 1997, he served as Chief Financial Officer of Intellicard Communications, Inc., a privately held reseller of long distance services. Before then, Mr. Mino was in public accounting for 18 years with PricewaterhouseCoopers L.L.P., the last six of which he served as a partner in the firm’s Business Assurance Division.

Keith A. Klopfenstein has served as our Vice President of Operations since September 23, 2003. Mr. Klopfenstein joined us in May 2003 as Manager of Operations. From December 2002 to April 2003, Mr. Klopfenstein served as Vice President of Strategic Operations for Flow Products Inc., a manufacturer of pumps for the municipal, petroleum, industrial and chemical industries. From May 2001 to November 2002, he served as Vice President of Operations for Flow Products Inc. From October 1997 to May 2001, Mr. Klopfenstein was Manufacturing Manager at Tyco Valves & Controls, a manufacturer of valves and actuators for the municipal, industrial, commercial building and chemical industries. Before then, Mr. Klopfenstein held a variety of engineering and management positions with two subsidiaries of Keystone International, Inc.

Joseph R. Edwards has served as a director since the consummation of our merger with IHI. Mr. Edwards is a Director of First Reserve Corporation, a private equity firm focusing on the energy industry. Mr. Edwards has served in various capacities at First Reserve since joining it in March 1998. From July 1995 until March 1998, Mr. Edwards served as a member of the corporate finance team of Simmons & Company International, a Houston-based, energy-focused investment-banking firm. Mr. Edwards also serves as a director of Quintana Maritime Limited.

Ben A. Guill has served as a director since the consummation of our merger with IHI. Mr. Guill is President and Managing Director of First Reserve Corporation, which he joined in September 1998. Prior to joining First Reserve, Mr. Guill was the Managing Director and Co-head of Investment Banking of Simmons & Company International. Mr. Guill also serves as a director of Dresser, Inc., National Oilwell Varco, Inc. and Chart Industries, Inc.

Michael W. Press has served as a director since July 2004. Mr. Press was Chief Executive Officer of KBC Advanced Technologies Plc, an international petroleum consulting firm, from 1997 to 2001, and since 2001 has been self-employed. Preceding that, he spent 27 years in the energy industry in senior management and executive positions. These positions included, but were not limited to, Executive Vice President of Refining and Marketing at Amerada Hess Corporation from 1994 to 1996, Senior Vice President of Manufacturing and Supply at British Petroleum Plc from 1990 to 1994, and Senior Vice President of Crude Trading and Transportation at The Standard Oil Company from 1986 to 1988. Mr. Press is currently a member of the Board of Directors of ABARTA, Inc. and Petrofac Ltd., and is Chairman of the Board of Varel International and SPS International. He is also a member of the Advisory Board of Pharmadule Emtunga.

Stephen A. Snider has served as a director since August 2003. Mr. Snider has served as the President and Chief Executive Officer and as a director of Universal Compression Holdings, Inc., a contract gas compression business headquartered in Houston, Texas, since 1998. Mr. Snider also serves as a director of Energen Corporation, a diversified energy company focusing on natural gas distribution and oil and gas exploration and production.

James M. Tidwell has served as a director since the consummation of our merger with IHI. From January 2000 to the present, Mr. Tidwell has served as Vice President Finance and Chief Financial Officer of WEDGE Group Incorporated, a privately owned investment company with holdings in manufacturing, hotels, commercial real estate and oilfield services. From August 1996 through June 1999, Mr. Tidwell served as Executive Vice President and Chief Financial Officer of Daniel Industries, Inc., and he served as President of Daniel Measurement & Control from July 1999 until January 2000. Before then, Mr. Tidwell served as Vice President and Chief Financial Officer of Hydril Co. from August 1992 until July 1996. Mr. Tidwell is a director of Pioneer Drilling Company and Stewart and Stevenson Services Inc.

Executive Compensation

Summary Compensation Table.    The following table provides certain summary information covering compensation paid or accrued during 2005, 2004 and 2003 to our Chief Executive Officer and certain other executive officers, referred to in this prospectus collectively as the “named executive officers.”

	Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation ($)
Name and Principal Position		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options
Gus D. Halas (1) President, Chief Executive Officer, and Chairman	2005 2004 2003	350,000 350,000 233,333	350,000 275,000 244,167	17,323 129,818 139,548	— 50,000 100,000	— — —

Michael T. Mino (2) Vice President Chief Financial Officer, and Secretary	2005 2004 2003	165,000 148,000 148,000	58,313 25,000 —	16,998 16,545 16,588	15,000 3,000 5,000	— — —

Keith A. Klopfenstein (3) Vice President—Operations	2005 2004 2003	128,800 120,000 70,000	50,000 20,000 —	— — —	10,000 10,000 5,000	— — —

(1)

Mr. Halas became an employee of the Company in May 2003; his 2003 salary reflects compensation from May 2003 through December 31, 2003. Other Annual Compensation for 2005 consists of an automobile allowance and reimbursed country club dues. Other

Annual Compensation for 2004 and 2003 consists of $114,686 and $116,358, respectively, in reimbursed moving expenses for Mr. Halas’ relocation to Houston, Texas, and an automobile allowance and reimbursed country club dues. Mr. Halas’ 2003 bonus amount includes a $215,000 performance bonus in accordance with his employment agreement, and a $29,167 bonus paid upon commencement of employment.

(2)	Mr. Mino’s Other Annual Compensation for 2005, 2004 and 2003 consists of an $11,465, $11,674 and $11,462, respectively, automobile allowance and $5,533, $4,871 and $5,126, respectively, in country club dues.
(3)	Mr. Klopfenstein became an employee in May 2003; his salary for 2003 reflects compensation from May 2003 through December 2003.

Option Grants in Last Fiscal Year.    The following table provides certain summary information regarding options granted during 2005 to the named executive officers.

	Individual Grants
Name	Number of Securities Underlying Options Granted (#) (1)	Percentage of Total Options Granted to Employees In Fiscal Year	Exercise Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5% ($)	10% ($)
Gus D. Halas	—	—	—	—	—	—
Michael T. Mino	15,000	10.5%	7.41	1/21/15	74,428	191,559
Keith A. Klopfenstein	10,000	7.0%	7.41	1/21/15	49,619	127,706

(1)	These options vest in equal increments over three years from the grant date.

Option Exercises in Last Fiscal Year and Year End Option Values.    The following table sets forth information on unexercised options and the value of in-the-money, unexercised options held by the named executive officers at December 31, 2005. No options were exercised by the named executive officers in 2005.

	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End ($) (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Gus D. Halas	83,332	66,668	274,163	205,337
Michael T. Mino	48,938	18,667	12,262	44,728
Keith A. Klopfenstein	6,666	18,334	18,631	45,969

(1)	Represents the market value per share of Common Stock at fiscal year end based on its closing price of $9.71 at December 31, 2005, minus the exercise price per share of the options outstanding times the number of shares of Common Stock represented by such options.

Employment Agreements

We have employment agreements with Gus D. Halas, our President and Chief Executive Officer, Michael T. Mino, our Vice President, Chief Financial Officer and Secretary, and Keith A. Klopfenstein, our Vice President—Operations.

Mr. Halas’ employment agreement was recently amended and restated in April 2006, and has an initial two-year term. After the first year, the agreement is automatically renewed at the end of each calendar month so that the remaining term of the agreement is always one year. The agreement provides for an annual base salary of $450,000, an annual bonus to be awarded in the discretion of our board of directors or a committee thereof, and the grant of 100,000 shares of restricted common stock effective January 12, 2006 as described below. The agreement contains standard confidentiality covenants with respect to our trade secrets, and non-competition and non-solicitation covenants until the later of the first anniversary of the date of termination or resignation, or such time as he no longer receives any payments under the agreement. If Mr. Halas is terminated for any reason other than due to death, disability or cause (as defined in the agreement), we are required to pay him an amount equal to two times his average base pay and bonus for the prior two fiscal years of employment, and all stock options to purchase shares of our common stock and all restricted stock grants will be fully vested. In addition, if through our actions, Mr. Halas ceases to hold the title of Chairman, President or Chief Executive Officer, ceases to report directly to our board of directors, has any of his primary business responsibilities shifted to another employee that does not report directly to him or is transferred outside of Houston, Texas, and he resigns within 60 days after such event, the resignation will be deemed a termination without cause for purposes of the severance payments described above. Upon the occurrence of a change of control, we are required to promptly pay Mr. Halas an amount equal to two times his average base pay and bonus for the prior two fiscal years of employment, and all stock options to purchase shares of our common stock and all restricted stock grants will be fully vested; provided, that Mr. Halas will no longer be entitled to receive the severance payment described above in the event of his subsequent termination for any reason other than due to death, disability or cause. For the purposes of the agreement, change of control means the closing of a transaction or a series of related transactions in which either more than 70% of our voting power or substantially all of our assets are transferred to parties that were not our stockholders or an affiliate of such stockholders prior to such transaction or transactions.

In connection with Mr. Halas’ employment agreement, we also entered into two restricted stock award agreements with Mr. Halas. The agreements each grant to Mr. Halas 50,000 shares of our restricted common stock, or a total of 100,000 shares, effective January 12, 2006. Of the 100,000 shares, 50,000 will vest on January 11, 2008, provided that Mr. Halas remains employed by us through this vesting date. Of the remaining 50,000 shares, 25,000 will vest on January 12, 2007 if the price of our common stock has increased at least 25% from the closing price of the common stock on January 12, 2006, and 25,000 will vest on January 11, 2008 if the price of our common stock has increased at least 25% from the closing price of the common stock on January 12, 2007; provided in both instances that Mr. Halas remains employed by us through the applicable date. If on the vesting dates, the price of our common stock has not increased by at least 25%, then a pro rata portion of the shares shall be vested for any increase in the closing price of the common stock as determined on the applicable vesting date. For example, if on a vesting date, the price of our common stock has increased by 10% from the measurement date, 10,000 shares will be vested on the vesting date.

Mr. Mino’s employment agreement was entered into in March 2000, and automatically renews at the end of each calendar month so that the remaining term of the agreement is always one year. The agreement provides for an annual base salary of $165,000, and contains standard confidentiality covenants with respect to our trade secrets, non-competition covenants until the later of the first anniversary of the date of termination or resignation, or such time as he no longer receives any payments under the agreement, and non-solicitation covenants until the later of the second anniversary of the date of termination or resignation, or such time as he no longer receives any payments under the agreement. If Mr. Mino is terminated for any reason other than due to death, disability or cause (as defined in the agreement), we are required to make monthly severance payments for the remaining term of his employment equal to his monthly base salary on termination. If following a change of control (as defined in the agreement), Mr. Mino is terminated for any reason other than cause, we are required to make monthly severance payments for two years from the date of his termination equal to his monthly base salary on termination. If within 18 months of a change of control, Mr. Mino has a material demotion in his title or responsibilities or is transferred outside of Houston, Texas, and he resigns within 60 days after that demotion or transfer, the resignation will be deemed a termination without cause for purposes of the severance payments described above.

Mr. Klopfenstein’s employment agreement with our subsidiary, T-3 Management Services, L.P., commenced in March 2005 and terminates on May 31, 2006. The agreement provides for an annual base salary of $140,000 and contains standard confidentiality covenants with respect to our trade secrets and non-competition and non-solicitation covenants until the later of the first anniversary of the date of termination or resignation or such time as he no longer receives any payments under the agreement. If Mr. Klopfenstein is terminated for any reason other than due to death, disability or cause (as defined in the agreement), we are required to make monthly severance payments equal to his monthly base salary on termination for the lesser of one year or the remaining term of his employment. In addition, if within 18 months of a change of control (as defined in the agreement), Mr. Klopfenstein has a material demotion in his title or responsibilities or is transferred outside of Houston, Texas, and he resigns within 60 days after that demotion or transfer, the resignation will be deemed a termination without cause for purposes of the severance payments described above.

Board Compensation

The standard compensation for our outside directors for 2005 was comprised of an annual director fee of $15,000, an annual audit committee chairman fee of $2,000, $1,000 for attendance at board meetings, $500 for attendance at committee meetings, 5,000 non-statutory stock options, as well as reimbursement for reasonable travel expenses incurred in attending such meetings. Options granted to outside directors have an exercise price equal to the fair market value of our common stock on the date of grant, vest over a three-year period, and expire ten years after the effective date of the grant, subject to prior termination, all pursuant to the terms of our 2002 stock incentive plan.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently comprised of Ben A. Guill, Joseph R. Edwards and Stephen A. Snider. None of these individuals has served as our officer or employee, and there are no compensation committee interlocks with our executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We leased certain buildings under noncancelable operating leases from certain of our employees during 2005. We do not have any further lease commitments with related parties for 2006 and beyond. Rent expense to related parties was $309,000 for the year ended December 31, 2005.

Any future reportable transactions between our related parties and us other than in the ordinary course of business will be reviewed and approved in advance by our Audit Committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The table below sets forth certain information regarding the beneficial ownership of our common stock at May 15, 2006, by

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock; and

•	the selling stockholder, First Reserve Fund VIII.

As of May 15, 2006, there were 10,686,974 shares of common stock outstanding. The number of shares and percentage of ownership for each person or entity listed, and for all directors and executive officers as a group, assumes that any options and warrants held by that person or group that are exercisable within 60 days of May 15, 2006 are outstanding. The option and warrant shares described in any explanatory footnote to the table are only those that are exercisable within 60 days of that date.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering (No exercise of over- allotment option)		Shares Beneficially Owned After the Offering (Full exercise of over- allotment option)
	Number (1)	Percentage	Number (1)	Percentage	Number (1)	Percentage
5% and Selling Stockholder
First Reserve Fund VIII, L.P. (2) One Lafayette Place Greenwich, CT 06830	9,409,316	85.3%	4,909,316	40.8%	4,084,316	33.9%

Directors and Executive Officers:
Gus D. Halas (3)	240,000	2.2%	240,000	2.0%	240,000	2.0%
Michael T. Mino (4)	60,394	*	60,394	*	60,394	*
Keith A. Klopfenstein (5)	15,000	*	15,000	*	15,000	*
Joseph R. Edwards (6)(7)	15,000	*	15,000	*	15,000	*
Ben A. Guill (6)(7)	15,000	*	15,000	*	15,000	*
James M. Tidwell (6)	16,000	*	16,000	*	16,000	*
Stephen A. Snider (8)	6,000	*	6,000	*	6,000	*
Michael W. Press (9)	1,667	*	1,667	*	1,667	*
All directors and executive officers as a group (8 persons) (2) and (3)—(9)	9,748,377	86.6%	5,248,377	43.0%	4,423,377	36.1%

*	Less than 1%
(1)	Subject to community property laws where applicable, each person has sole voting and investment power with respect to the shares listed, except as otherwise specified. This table is based upon information supplied by officers, directors and stockholders beneficially owning more than 5% of our common stock and Schedules 13D and 13G, if any, filed with the Commission.
(2)	Consists of 9,065,373 shares of common stock held directly by First Reserve Fund VIII, an exercisable warrant to purchase 313,943 shares of common stock, and 30,000 vested shares of common stock in underlying stock options issued to Ben A. Guill (15,000 shares) and Joseph R. Edwards (15,000 shares). First Reserve is the general partner of First Reserve GP VIII, L.P., which in turn is the general partner of First Reserve Fund VIII. Ben A. Guill, William E. Macaulay and John A. Hill, are the members of the Board of Directors of First Reserve. The executive officers of First Reserve are Mr. Macaulay—chairman, chief executive officer and managing director; Mr. Guill—president and managing director; Mr. Hill—vice chairman and managing director; Thomas R. Denison—managing director and secretary; J. Will Honeybourne—managing director; Thomas J. Sikorski—managing director; Alex T. Krueger—managing director; Kenneth W. Moore—managing director; Cathleen M. Ellsworth—managing director; Mark A. McComiskey—managing director; Jennifer C. Zarrilli—treasurer and chief financial officer; Anne E. Gold—general counsel; Craig M. Jarchow—director; J. Hardy Murchison—director; Timothy H. Day—director; and Joseph R. Edwards—director. Each of Catia Cesari and Glenn J. Payne is a vice president of First Reserve. Each of Kristin Custar, Rahman P. D’Argenio, Brian K. Lee, Bing Feng Leng, Timothy K. O’Keeffe, Jeffery K. Quake and Daniel S. Rice is an assistant vice president of First Reserve. Mathew S. Raben is associate general counsel of First Reserve. Each of these individuals disclaim beneficial ownership of the shares held by Fund VIII. Fund VIII may be deemed to share dispositive and voting control over the underlying options issued to Messrs. Guill and Edwards.

(3)	Includes 133,000 shares that may be acquired upon the exercise of stock options and 100,000 shares of restricted common stock that are subject to forfeiture. For a description of the vesting provisions applicable to the shares of restricted common stock, see “Management—Employment Agreements.”
(4)	Includes 56,605 shares that may be acquired upon the exercise of stock options and 156 shares that may be acquired upon the exercise of warrants.
(5)	Includes 15,000 shares that may be acquired upon the exercise of stock options.
(6)	Includes 15,000 shares that may be acquired upon the exercise of stock options.
(7)	Although each of Messrs. Edwards and Guill is an officer or employee of First Reserve, the general partner of First Reserve GP VIII, L.P., which is the general partner of First Reserve Fund VIII, each of them disclaims beneficial ownership of the shares held by First Reserve Fund VIII.
(8)	Includes 5,000 shares that may be acquired upon the exercise of stock options.
(9)	Includes 1,667 shares that may be acquired upon the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation authorizes us to issue 50,000,000 shares of capital stock, consisting of 25,000,000 shares of common stock, par value $.001 per share, and 25,000,000 shares of preferred stock, par value $.001 per share. The summary is also subject to applicable provisions of our certificate of incorporation.

Common Stock

Our common stockholders are entitled to one vote per share of common stock in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of our common stock do not have cumulative voting rights. Therefore, subject to any voting rights that may be later granted to holders of any preferred stock we may issue, under our bylaws, holders of a plurality of the common stock present in person or represented by proxy at the meeting and entitled to vote can elect all of our directors. Subject to the rights of any outstanding series of our preferred stock, our common stockholders are entitled to dividends when and if declared by our board of directors out of funds legally available for that purpose. Our common stock is not subject to any calls or assessments. Upon liquidation or dissolution, our common stockholders are entitled to share ratably in all net assets distributable to stockholders after payment of any liquidation preferences to holders of our preferred stock. Holders of our common stock have no redemption, conversion or preemptive rights.

Preferred Stock

We can issue up to 25,000,000 shares of our preferred stock in one or more series without stockholder approval, in one or more series, and can determine, for any series of preferred stock, the terms and rights of the series, including:

•	the number of shares, designation and stated value of the series;

•	the rate and times at which dividends will be payable on shares of the series, any preferences of such dividends over other shares of the series or shares of other series or classes of our capital stock, and the status of dividends as cumulative or non-cumulative;

•	any prices, times and terms at or on which shares of the series may be redeemed;

•	any obligation of ours to purchase or redeem shares of the series pursuant to a sinking or purchase fund for shares of the series, and the terms of any such obligation;

•	any rights to convert shares of the series into, or exchange shares of the series for, shares of any other class of our capital stock;

•	the voting rights, if any, for shares of the series;

•	any rights and preferences of shares of the series upon any liquidation, dissolution or winding up of our affairs or any distribution of our assets;

•	any conditions or restrictions upon the creation of indebtedness, issuances of any additional stock, or payment of dividends or the making of other distributions on the purchase, redemption or other acquisition of any of our outstanding capital stock; and

•	any other relative rights, powers, preferences, qualifications, limitations or restrictions of any series.

We have no current plans to issue any shares of our preferred stock. Any issuance of our preferred stock may adversely affect the voting powers or rights of the holders of our common stock. See “Risk Factors—Risks Related to Our Common Stock—Our ability to issue preferred stock could adversely affect the rights of holders of our common stock.”

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain provisions that could delay or make more difficult our acquisition through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock. The following is a summary of these provisions.

Preferred Stock.    Although our board of directors does not currently intend to do so, it could authorize the issuance of a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. Any decision to issue such stock will be based on the board’s judgment as to the best interests of us and our stockholders.

Special Meetings of Stockholders.    Our certificate of incorporation provides that special meetings of our stockholders can only be called by the chairman of the board of directors, the vice-chairman of the board of directors, the chief executive officer, the president or by written order of a majority of the board of directors. Therefore our stockholders do not have the ability to call a special meeting to consider the approval of transactions they may believe to be in their best interest.

Advance Notice for Stockholder Proposals and Director Nominations.    Our bylaws require advance notice to us of any business to be brought by a stockholder before an annual meeting of stockholders and establish procedures to be followed by stockholders in nominating persons for election to the board. Generally, these provisions require written notice to our secretary by a stockholder:

•	if the stockholder proposes to bring any business before an annual meeting and

•	if the stockholder wants to nominate any person for election to our board of directors,

in each case not less than 60 or more than 120 days before the anniversary date of the immediately preceding annual meeting of stockholders (with certain exceptions if the date of the annual meeting is different by more than specified periods from the anniversary date). The stockholder’s notice must set forth specific information regarding (i) the stockholder and the business the stockholder has proposed for consideration at the meeting, and (ii) the director nominee, as described in our bylaws.

Classified Board of Directors.    Our certificate of incorporation divides our board of directors into three classes serving staggered three-year terms. Therefore, stockholders will elect approximately one-third of the board of directors each year. Our certificate of incorporation authorizes only the directors to fill vacant or newly created directorships or increase the size of the board. Delaware law allows directors of a classified board to be removed only for cause. These provisions of our certificate of incorporation and Delaware law may impede a stockholder from gaining control of our board of directors by removing incumbent directors or increasing the number of directors and simultaneously filling the vacancies or newly created directorships with its own nominees.

Amendment of Bylaws

Our board of directors may amend or repeal the bylaws and adopt new bylaws. The holders of common stock may amend or repeal the bylaws and adopt new bylaws by a majority vote.

Limitation of Liability of Directors and Officers

Our board of directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability for:

•	any breach of the duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	unlawful payment of a dividend or unlawful stock purchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Therefore, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Delaware Takeover Statute

Under the terms of our certificate of incorporation and as permitted under Delaware law, we have elected not to be subject to Delaware’s anti-takeover law in order to give our significant stockholders, including First Reserve Fund VIII, greater flexibility in transferring their shares of our common stock. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation could not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. These prohibitions do not apply if the transaction in which the stockholder becomes interested is approved by the board of directors of the issuing corporation as constituted before that transaction. With the approval of our stockholders, we may amend our certificate of incorporation in the future to become governed by the anti-takeover law. However, such an amendment would discourage takeover attempts that might result in a premium over the market price for our common stock.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services, LLC, Dallas, Texas.

UNDERWRITING

We and the selling stockholder intend to offer the shares through the underwriters. Subject to the terms and conditions in an underwriting agreement among us, the selling stockholder and Bear, Stearns & Co. Inc., Raymond James & Associates, Inc. and Simmons & Company International, we and the selling stockholder have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholder, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Raymond James & Associates, Inc.
Simmons & Company International

Total	5,500,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased (other than shares of our common stock subject to the underwriters’ option to purchase additional shares as described below). If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. After this offering, the offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of their option to purchase up to 825,000 additional shares to cover over-allotments.

	Per	Without	With
	Share	Option	Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to us	$	$	$
Proceeds to the selling stockholder	$	$	$

The expenses of this offering, excluding the underwriting discount and commissions and related fees, are estimated at approximately $400,000 and are payable by us.

Over-Allotment Option

The selling stockholder has granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to 825,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each of the underwriters has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

(b)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

To the extent that the offer of the common stock is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the common stock which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out below. In relation to each Relevant Member State, each purchaser of shares of common stock (other than the underwriters) will be deemed to have represented, acknowledged and agreed that it will not make an offer of shares of common stock to the public in any Relevant Member State, except that it may, with effect from and including the date on which the Prospectus Directive is implemented in the Relevant Member State, make an offer of shares of common stock to the public in that Relevant Member State at any time in any circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive, provided that such purchaser agrees that it has not and will not make an offer of any shares of common stock in reliance or purported reliance on Article 3(2)(b) of the Prospectus Directive. For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any shares of common stock in any Relevant Member State has the same meaning as in the preceding paragraph.

No Sales of Similar Securities

We, each of our executive officers and directors and the selling stockholder, subject to certain exceptions, have agreed with the underwriters not to dispose of or hedge any of our shares of common stock for 90 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. The 90-day “lock-up” period during which we and our executive officers and directors and the selling stockholder, are restricted from engaging in transactions in our common stock is subject to extension such that, in the event that either (i) during the last 17 days of the “lock-up” period, we issue an earnings or financial results release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings or financial results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the issuance of the earnings or financial results release or the occurrence of the material news or material event, as applicable, unless Bear, Stearns & Co. Inc. waives, in writing, such an extension.

Quotation on The Nasdaq National Market

Our common stock is quoted on The Nasdaq National Market under the symbol “TTES.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

If the underwriters over-allot or otherwise create a short position in our common stock in connection with this offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the option to purchase up to 825,000 additional shares to cover over-allotments described above. The underwriters may also sell shares in excess of the option to purchase up to 825,000 additional shares to cover over-allotments, creating a naked short position. A naked short position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that we or they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

Discretionary Shares

The underwriters will not allocate shares to discretionary accounts without the prior specific written approval of the customers. The underwriters will not allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.

LEGAL MATTERS

Various legal matters, including the validity of the common stock offered by us, will be passed on for us by Porter & Hedges, L.L.P., Houston, Texas. Various legal matters will be passed on for the selling stockholder by Jones Day, Houston, Texas. Various legal matters relating to the offering will be passed on for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the Commission, a registration statement on Form S-1 under the Securities Act with respect to the shares offered hereby. As permitted by the rules and regulations of the Commission, this prospectus does not contain all the information contained in the registration statement. For further information about us and the common stock to be sold in this offering, you can read the registration statement and the exhibits and financial statements, notes and schedules filed with the registration statement. The statements contained in this prospectus about the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement or other document, each statement being qualified in all respects by that reference.

We are currently subject to the information reporting requirements of the Exchange Act and, in accordance with those requirements, we file periodic reports, proxy and information statements with the Commission. Our Commission filings are available to the public over the Internet at the Commission’s web site at www.sec.gov. Our Commission filings are also available at our web site at www.t3energyservices.com. You may also read and copy any document we file at the Commission’s public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. These periodic reports, proxy and information statements and other information are not incorporated herein by reference. Information contained in our website is not incorporated by reference into this prospectus and you should not consider information contained in our website as part of this prospectus.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except for share amounts)

	March 31, 2006	December 31, 2005
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$818	$1,162
Accounts receivable—trade, net	23,289	21,527
Inventories	21,576	18,268
Notes receivable, current portion	758	480
Deferred income taxes	1,767	1,731
Prepaids and other current assets	4,597	5,887

Total current assets	52,805	49,055

Property and equipment, net	20,645	18,652
Notes receivable, less current portion	36	327
Goodwill, net	71,055	69,607
Other intangible assets, net	2,863	2,325
Other assets	767	822

Total assets	$148,171	$140,788

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable—trade	$14,565	$12,943
Accrued expenses and other	9,380	9,439
Current maturities of long-term debt	24	36

Total current liabilities	23,969	22,418

Long-term debt, less current maturities	7,571	7,058
Other long-term liabilities	70	82
Deferred income taxes	3,287	2,018

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.001 par value, 25,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.001 par value, 25,000,000 shares authorized, 10,586,974 shares issued and outstanding at March 31, 2006 and 10,581,986 shares issued and outstanding at December 31, 2005	11	11
Warrants, 327,862 issued and outstanding at March 31, 2006 and 332,862 issued and outstanding at December 31, 2005	644	644
Additional paid-in capital	123,460	123,175
Retained deficit	(11,636)	(15,420)
Accumulated other comprehensive income	795	802

Total stockholders’ equity	113,274	109,212

Total liabilities and stockholders’ equity	$148,171	$140,788

The accompanying notes are an integral part of these condensed consolidated financial statements.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands except per share amounts)

	Three Months Ended March 31,
	2006	2005
Revenues:
Products	$25,001	$11,105
Services	10,682	8,677

	35,683	19,782
Cost of revenues:
Products	16,564	7,775
Services	5,995	5,601

	22,559	13,376

Gross profit	13,124	6,406

Operating expenses	6,907	4,782

Income from operations	6,217	1,624

Interest expense	256	396

Interest income	(6)	(23)

Other (income) expense, net	(84)	25

Income from continuing operations before provision for income taxes	6,051	1,226

Provision for income taxes	2,187	528

Income from continuing operations	3,864	698

Income (loss) from discontinued operations, net of tax	(80)	72

Net income	$3,784	$770

Basic earnings (loss) per common share:
Continuing operations	$.37	$.06
Discontinued operations	(.01)	.01

Net income (loss) per common share	$.36	$.07

Diluted earnings (loss) per common share:
Continuing operations	$.36	$.06
Discontinued operations	(.01)	.01

Net income (loss) per common share	$.35	$.07

Weighted average common shares outstanding:
Basic	10,584	10,582

Diluted	10,696	10,634

The accompanying notes are an integral part of these condensed consolidated financial statements.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Three Months Ended March 31,
	2006	2005
Cash flows from operating activities:
Net income	$3,784	$770
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) loss from discontinued operations, net of tax	80	(72)
Bad debt expense	(18)	33
Depreciation and amortization	807	814
Amortization of deferred loan costs	62	90
Loss on sale of assets	10	24
Deferred taxes	1,086	248
Employee stock-based compensation expense	237	—
Amortization of stock compensation	1	1
Changes in assets and liabilities:
Accounts receivable—trade	(1,408)	662
Inventories	(3,310)	(2,199)
Prepaids and other current assets	1,290	930
Other assets	(11)	(29)
Accounts payable—trade	1,529	208
Accrued expenses and other	(362)	826

Net cash provided by operating activities	3,777	2,306

Cash flows from investing activities:
Purchases of property and equipment	(2,493)	(421)
Proceeds from sales of property and equipment	135	48
Cash paid for acquisitions, net of cash acquired	(2,248)	—
Collections on notes receivable	13	484

Net cash provided by (used in) investing activities	(4,593)	111

Cash flows from financing activities:
Net borrowings (repayments) under revolving credit facility	513	(3,788)
Payments on long-term debt	(12)	(11)
Proceeds from exercise of stock options	37	—
Excess tax benefits from stock-based compensation	9	—

Net cash provided by (used in) financing activities	547	(3,799)

Effect of exchange rate changes on cash and cash equivalents	5	(3)

Cash flows of discontinued operations (Revised—See note 1):
Operating cash flows	(80)	1,906
Investing cash flows	—	(50)
Financing cash flows	—	—

Net cash provided by (used in) discontinued operations	(80)	1,856

Net increase (decrease) in cash and cash equivalents	(344)	471
Cash and cash equivalents, beginning of period	1,162	95

Cash and cash equivalents, end of period	$818	$566

The accompanying notes are an integral part of these condensed consolidated financial statements.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(in thousands)

	Three Months Ended March 31,
	2006	2005
Net income	$3,784	$770

Other comprehensive income (loss):
Foreign currency translation adjustment	(7)	(119)

Comprehensive income	$3,777	$651

The accompanying notes are an integral part of these condensed consolidated financial statements.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. These financial statements include the accounts of T-3 Energy Services, Inc. and its subsidiaries (collectively, “T-3” or the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation. Operating results for the three months ended March 31, 2006, are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. Certain reclassifications were made to previously reported amounts in the condensed consolidated financial statements and notes to reflect discontinued operations as discussed in Note 2 and to make them consistent with the current presentation format. Also, cost of revenues of $2,873,000 have been reclassified from services to products for the three months ended March 31, 2005 to properly conform with current period classification. On the accompanying condensed consolidated statements of cash flows, the Company has also reclassified collections on notes receivable from net cash provided by operating activities to net cash provided by (used in) investing activities. In addition, the Company has separately disclosed the operating, investing and financing portions of the cash flows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount.

Equity Method Investments

On July 20, 2005, the Company entered into a joint participation agreement with Servicios Y Maquinaria De Mexico, S.A. de C.V. (“SYMMSA”), a subsidiary of GRUPO R, a conglomerate of companies that provide services to the energy and industrial sectors in Mexico. Each party to the joint venture has equal operational control. Under the terms of the agreement, the Company will provide the joint venture with its pressure control products and services, trademark and trade name, license know how and other services. SYMMSA will provide the joint venture with the exclusive use of its real estate, building facilities, machinery and equipment, labor force and will assist the joint venture in its marketing and sales efforts in Mexico. The Company will account for its investment in the joint venture under APB No. 18, “The Equity Method of Accounting for Investments in Common Stock.” As of March 31, 2006, the Company did not have an investment in the joint venture as the joint venture had not yet begun operations.

Stock-Based Compensation

At March 31, 2006, the Company had a stock option plan, which is described more fully in Note 9. Prior to January 1, 2006, the Company accounted for that plan under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. No stock-based employee compensation cost was recognized in the condensed consolidated statement of operations for the three months ended March 31, 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123 (R), “Share-Based Payment,” using the modified-prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement 123 (R).

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (R), “Share-Based Payment,” requiring all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company has adopted SFAS 123 (R) on January 1, 2006. The impact of adopting SFAS 123 (R) is discussed in Note 9.

2. BUSINESS COMBINATIONS AND DISPOSITIONS

Business Combinations

On January 12, 2006, the Company completed the purchase of KC Machine LLC for approximately $2.5 million, of which $0.3 million is payable one year from the acquisition date subject to a post-closing working capital adjustment. KC Machine is located in Rock Springs, Wyoming and is a full service facility that maintains and repairs drilling rigs (both oil and gas) and related support equipment. The acquisition of KC Machine continues the Company’s expansion of its pressure and flow control, wellhead and pipeline products and services to those existing and new customers who are located in the Rocky Mountain region. The acquisition was funded from the Company’s working capital and the use of its senior credit facility.

The acquisition discussed above was accounted for using the purchase method of accounting. Results of operations for the above acquisition are included in the accompanying condensed consolidated financial statements since the date of acquisition. The purchase price was allocated to the net assets acquired based upon their estimated fair market values at the date of acquisition. The balances included in the condensed consolidated balance sheet at March 31, 2006 related to the above acquisition are based upon preliminary information and are subject to change when final asset and liability valuations are determined. Final valuations of assets and liabilities will be determined and recorded within one year from the date of acquisition. Material changes to the preliminary allocations are not anticipated by management. The KC Machine acquisition is not material to the Company’s condensed consolidated financial statements, and therefore pro forma information is not presented.

The following schedule summarizes investing activities related to the Company’s acquisitions presented in the condensed consolidated statements of cash flows for the three months ended March 31, 2006 (dollars in thousands):

Fair value of tangible and intangible assets, net of cash acquired	$1,327
Goodwill recorded	1,309
Total liabilities assumed	(388)
Common stock issued	—

Cash paid for acquisitions, net of cash acquired	$2,248

Dispositions

During 2004 and 2005, the Company sold substantially all of the assets of its products and distribution segments, respectively. The assets of the products and distribution segments sold constituted businesses and thus their results of operations have been reported as discontinued operations during 2006 and 2005. The Company now operates under the one remaining historical reporting segment, pressure control. Accordingly, all historical segment results reflect this operating structure.

Net revenues from discontinued operations for the three months ended March 31, 2006 and 2005 were $0 and $9.6 million, respectively. For the same periods, income (loss) before provision (benefit) for income taxes

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

from discontinued operations was approximately $(0.1) million and $0.1 million, respectively. Included in the income before provision for income taxes for the three months ended March 31, 2005 is interest expense of $0.1 million. The Company’s senior credit facility requires the receipt of net cash proceeds from significant dispositions to be applied against outstanding principal balances. The Company’s policy is to only allocate interest to discontinued operations for interest on debt that is required to be repaid as a result of a disposal transaction or interest on debt that is assumed by the buyer. As a result, interest expense was allocated to discontinued operations for the period October 1, 2004 through March 31, 2005.

3. INVENTORIES

Inventories consist of the following (dollars in thousands):

	March 31, 2006	December 31, 2005
Raw materials	$5,403	$4,420
Work in process	8,601	6,891
Finished goods and component parts	7,572	6,957

	$21,576	$18,268

4. DEBT

The Company’s senior credit facility provides for a $50 million revolving line of credit, maturing September 30, 2007, that can be increased by up to $25 million (not to exceed a total commitment of $75 million). The senior credit facility consists of a revolving credit facility that includes a swing line subfacility up to $5 million and a letter of credit subfacility up to $5 million. During August 2005, the Company amended its senior credit facility to provide for a separate Canadian revolving credit facility, which includes a revolving loan subfacility and a letter of credit subfacility of up to an aggregate of U.S. $4.0 million. The revolving credit facility matures on the same date as the senior credit facility, and is subject to the same covenants and restrictions. As of March 31, 2006, the Company had $7.6 million borrowed under its senior credit facility and there were no outstanding borrowings under the Canadian revolving credit facility. See Note 8 to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 for additional information related to the Company’s debt.

5. EARNINGS (LOSS) PER SHARE

Basic income from continuing operations per common share is computed by dividing income from continuing operations by the weighted average number of common shares outstanding during the period. Diluted income from continuing operations per common share is computed in the same manner but includes dilutive stock options and warrants using the treasury stock method.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The following tables reconcile the numerators and denominators of the basic and diluted per common share computations for net income for the three months ended March 31, 2006 and 2005, as follows (in thousands except per share data):

	Three Months Ended March 31,
	2006	2005
Numerator:
Income from continuing operations	$3,864	$698
Income (loss) from discontinued operations	(80)	72

Net income	$3,784	$770

Denominator:
Weighted average common shares outstanding—basic	10,584	10,582
Shares for dilutive stock options	112	52

Weighted average common shares outstanding and assumed conversions—diluted	10,696	10,634

Basic earnings (loss) per common share:
Continuing operations	$.37	$.06
Discontinued operations	(.01)	.01

Net income per common share	$.36	$.07

Diluted earnings (loss) per common share:
Continuing operations	$.36	$.06
Discontinued operations	(.01)	.01

Net income per common share	$.35	$.07

For the three months ended March 31, 2006, there were 62,519 options and 0 warrants that were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive. For the three months ended March 31, 2005, there were 294,945 options and 517,862 warrants that were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

6. SEGMENT INFORMATION

The Company’s determination of reportable segments considers the strategic operating units under which the Company sells various types of products and services to various customers. Financial information for purchase transactions is included in the segment disclosures only for periods subsequent to the dates of acquisition.

As discussed in Note 2, the Company sold substantially all of the assets of its products and distribution segments, and accordingly, their results of operations for 2006 and 2005 have been reported as discontinued operations. In connection with the disposition of the distribution segment, the Company reviewed its presentation of segment information and concluded that it has one reporting segment, pressure control. This segment classification is based on aggregation criteria defined in SFAS No. 131. Management now evaluates the operating results of its pressure control reporting segment based upon its three product lines: pressure and flow control, wellhead and pipeline. The Company’s operating segments of pressure and flow control, wellhead and pipeline have been aggregated into one reporting segment as the operating segments have the following

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

commonalities: economic characteristics, nature of the products and services, type or class of customer, and methods used to distribute their products and provide services. The pressure control segment manufactures, remanufactures and repairs high pressure, severe service products including valves, chokes, actuators, blowout preventers, manifolds and wellhead equipment; manufactures accumulators and rubber goods; and applies custom coating to customers’ products used primarily in the oil and gas industry.

The accounting policies of the segment are the same as those of the Company. The Company evaluates performance based on income from operations excluding certain corporate costs not allocated to the segment. Substantially all revenues are from domestic sources and Canada and all assets are held in the United States and Canada.

	Pressure Control	Corporate	Consolidated
	(dollars in thousands)
Three months ended March 31:
2006
Revenues	$35,683	$—	$35,683
Depreciation and amortization	580	227	807
Income (loss) from operations	8,807	(2,590)	6,217
Capital expenditures.	2,374	119	2,493

2005
Revenues	$19,782	$—	$19,782
Depreciation and amortization	617	197	814
Income (loss) from operations	2,999	(1,375)	1,624
Capital expenditures.	365	56	421

7. COMMITMENTS AND CONTINGENCIES

The Company is, from time to time, involved in various legal actions arising in the normal course of business. In December 2001, a lawsuit was filed against the Company in the 14th Judicial District Court of Calcasieu Parish, Louisiana. The lawsuit alleges that certain equipment purchased from and installed by a wholly owned subsidiary of the Company was defective in assembly and installation. The plaintiffs have alleged certain damages in excess of $5 million related to repairs and activities associated with the product failure and have also claimed unspecified damages with respect to certain expenses, loss of production and damage to the reservoir.

In June 2003, a lawsuit was filed against the Company in the 61st Judicial District of Harris County, Texas. The lawsuit alleges that certain equipment purchased from and installed by a wholly owned subsidiary of the Company was defective. The plaintiffs initially alleged repair and replacement damages of $0.3 million. During the three months ended June 30, 2005, the plaintiffs alleged production damages in the range of $3 to $5 million.

The Company has tendered the defense of these claims under its comprehensive general liability insurance policy and its umbrella policy. Management does not believe that the outcomes of such legal actions involving the Company will have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

In July 2003, a lawsuit was filed against the Company in the U.S. District Court, Eastern District of Louisiana. The lawsuit alleges that a wholly owned subsidiary of the Company failed to deliver the proper bolts and/or sold defective bolts to the plaintiff’s contractor to be used in connection with a drilling and production platform in the Gulf of Mexico. The plaintiffs claim that the bolts failed and they had to replace all bolts at a cost of approximately

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

$4 million. The complaint names the plaintiff’s contractor and seven of its suppliers and subcontractors (including the Company’s subsidiary) as the defendants and alleges negligence on the part of all defendants. The Company has filed its motion to dismiss the lawsuit, denying responsibility for the claim. The Company has also filed a cross claim against its supplier. Management does not believe that the outcome of such legal action will have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

The Company’s environmental remediation and compliance costs have not been material during any of the periods presented. T-3 has been identified as a potentially responsible party with respect to one site designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act and similar state laws. The Company’s involvement at this site is believed to have been minimal. Because it is early in the process, no determination of the Company’s actual liability can be made at this time. As such, management has not currently accrued for any future remediation costs related to this site. However, based upon the Company’s involvement with this site, management does not expect that its share of remediation costs will have a material impact on its financial position, results of operations or cash flows.

On October 26, 2005, a shareholder derivative lawsuit (Berger v. Halas, et al., C.A. No. 1733-N) was filed in the Court of Chancery of the State of Delaware in New Castle County, against the Company (as a nominal defendant), Gus D. Halas, all other members of the Company’s Board of Directors, and First Reserve Fund VIII, L.P., the principal stockholder of the Company. This lawsuit relates to the filing by the Company of a preliminary registration statement on Form S-1 with the U.S. Securities and Exchange Commission on October 21, 2005. The complaint alleges a breach of the duty of loyalty and a bad faith breach of the duty of full disclosure by all defendants. In addition, the complaint alleges that the payment of a transaction bonus to Mr. Halas in connection with the offering contemplated by the preliminary registration statement would be improper. The plaintiff seeks a temporary and a permanent injunction against the proposed sale and the payment of the transaction bonus. The plaintiff also seeks a judgment awarding costs and fees incurred in filing and prosecuting the case. On January 17, 2006, the Company announced a decision had been made not to proceed with the public offering. The plaintiff indicated that he will not pursue the alleged claims if there are no further material developments.

At March 31, 2006, the Company had no significant letters of credit outstanding.

8. STOCKHOLDERS’ EQUITY

Common Stock

The Company issued 4,988 shares of common stock during the three months ended March 31, 2006 as a result of stock options exercised by employees under the Company’s 2002 Stock Incentive Plan.

Warrants

During the three months ended March 31, 2006, warrants to acquire 5,000 shares of the Company’s common stock expired unexercised. At March 31, 2006, warrants to acquire 327,862 shares of common stock at $12.80 per share remain outstanding. These outstanding warrants are currently exercisable and expire in December 2011.

Additional Paid-In Capital

During the three months ended March 31, 2006, additional paid-in capital increased as a result of the compensation cost recorded under Statement 123 (R), stock options exercised by employees under the Company’s 2002 Stock Incentive Plan (as discussed above), and the excess tax benefits from the stock options exercised.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

9. STOCK-BASED COMPENSATION

The T-3 Energy Services, Inc. 2002 Stock Incentive Plan, as amended (the Plan), provides officers, employees and non-employee directors equity-based incentive awards. The Plan will remain in effect for 10 years, unless terminated earlier. Generally, options expire 10 years from the grant date and vest over three to four years from the grant date. As of March 31, 2006, the Company had 1,000,000 shares reserved for issuance in connection with the Plan.

Prior to January 1, 2006, the Company accounted for the Plan under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. No stock-based employee compensation cost was recognized in the condensed consolidated statement of operations for the three months ended March 31, 2005, as all options granted under the Plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123 (R), “Share-Based Payment,” using the modified-prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement 123 (R). The Company recognized $237,000 of employee stock-based compensation expense during the three months ended March 31, 2006. The related income tax benefit recognized for this period was $81,000.

As a result of adopting Statement 123 (R) on January 1, 2006, the Company’s income from continuing operations before provision for income taxes, income from continuing operations and net income for the three months ended March 31, 2006, were $237,000, $156,000, and $156,000 lower, respectively, than if it had continued to account for share-based compensation under APB 25. The impact of adopting Statement 123 (R) on basic and diluted earnings per share for the three months ended March 31, 2006 were reductions of $0.01 and $0.02, respectively.

The following table illustrates the effect on net income and earnings per common share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” to stock-based employee plans for the periods prior to January 1, 2006 (dollars in thousands, except per share data):

Three Months Ended March 31, 2005
Net income, as reported	$770
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(66)

Net income, as adjusted	$704

Basic EPS:
As reported	$.07
As adjusted	$.07

Diluted EPS:
As reported	$.07
As adjusted	$.07

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The Company uses the Black-Scholes option pricing model to estimate the value of stock options granted to employees on the date of grant. The estimated fair value of the options is amortized to expense on a straight-line basis over the vesting period. The Company has recorded an estimate for forfeitures of awards of stock options. This estimate will be adjusted as actual forfeitures differ from the estimate. Prior to adoption of Statement 123 (R), forfeitures were accounted for as recognized when they actually occurred for the purpose of estimating the pro forma fair value disclosures under SFAS 123.

The fair value of each stock option is estimated on the grant date using the Black-Scholes option pricing model using the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company’s stock. The expected term is based on external data from similar companies that grant awards with similar terms since the Company does not have historical employee exercises of options. The risk-free interest rate is based upon the U.S. Treasury yield curve in effect at the time of grant. The Company does not expect to pay any dividends on its common stock.

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Expected volatility	52.79%	38.91%
Risk-free interest rate	4.42%	4.18%
Expected term (in years)	4	4

A summary of option activity under the Plan as of March 31, 2006, and changes during the three months then ended is presented below:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (In Thousands)
Outstanding at January 1, 2006.	536,053	$8.99
Granted	402,000	12.25
Exercised	(4,988)	7.49
Forfeited	(17,302)	7.96

Outstanding at March 31, 2006	915,763	$10.45	8.17	$5,483

Vested or expected to vest at March 31, 2006	877,978	$10.49	8.14	$5,249

Exercisable at March 31, 2006.	360,096	$9.85	6.51	$2,700

The weighted average grant date fair value of options granted during the three months ended March 31, 2006 and 2005 was $5.58 and $2.81, respectively. The intrinsic value of options exercised during the three months ended March 31, 2006 was $29,000. There were no options exercised during the three months ended March 31, 2005.

As of March 31, 2006, total unrecognized compensation costs related to nonvested stock options was $2.3 million. This cost is expected to be recognized over a weighted average period of 2.3 years. The total fair value of stock options vested during the three months ended March 31, 2006 and 2005 was $0.2 million and $0.3 million, respectively.

10. SUBSEQUENT EVENTS

On April 27, 2006, the Company entered into the Third Amendment (the “Amendment”) to the First Amended and Restated Credit Agreement dated as of March 31, 2006. The Amendment increases the amount of

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

capital expenditures that the Company may make in a fiscal year from 25% of EBITDA of the Company for the immediately preceding fiscal year to $15 million. The Amendment also increases the minimum expiration date for letters of credit from two years after the date of issuance to three years after the date of issuance.

On April 27, 2006, the Company and Gus D. Halas, the Company’s president and chief executive officer, entered into an Amended and Restated Employment Agreement (the “Agreement”). The Agreement has an initial two year term commencing in April 2006; however, after the first year, the Agreement is automatically renewed at the end of each calendar month so that the remaining term of the Agreement is always one year. The Agreement provides for an annual base salary of $450,000, an annual bonus to be awarded in the discretion of our board of directors or a committee thereof, and the grant of 100,000 shares of restricted common stock effective January 12, 2006 pursuant to the Stock Agreements (as defined below). The Agreement contains standard confidentiality covenants with respect to the Company’s trade secrets and non-competition and non-solicitation covenants until the later of the first anniversary of the date of termination or resignation or such time as Mr. Halas no longer receives any payments under the Agreement. If Mr. Halas is terminated for any reason other than due to death, disability or cause (as defined in the Agreement), the Company is required to pay Mr. Halas an amount equal to two times his average base pay and bonus for the prior two fiscal years of employment, and all stock options to purchase shares of the Company’s common stock and all restricted stock grants will be fully vested. In addition, if through the Company’s actions, Mr. Halas ceases to hold the title of chairman, president or chief executive officer, ceases to report directly to the board of directors, has any of his primary business responsibilities shifted to another employee that does not report directly to him or is transferred outside of Houston, Texas, and he resigns within 60 days after such event, the resignation will be deemed a termination without cause for purposes of the severance payments described above. Upon the occurrence of a change of control (as defined in the Agreement), the Company is required to promptly pay Mr. Halas an amount equal to two times his average base pay and bonus for the prior two fiscal years of employment, and all stock options to purchase shares of the Company’s common stock and all restricted stock grants will be fully vested; provided, that Mr. Halas will no longer be entitled to receive the severance payment described above in the event of his subsequent termination for any reason other than due to death, disability or cause.

In connection with the Agreement, the Company and Gus D. Halas entered into two Restricted Stock Award Agreements (the “Stock Agreements”) on April 27, 2006. The Stock Agreements each grant Mr. Halas 50,000 shares of the Company’s restricted common stock, or a total of 100,000 shares, effective January 12, 2006. The first 50,000 shares will vest on January 11, 2008, provided that Mr. Halas remains employed with the Company through this vesting date. Of the remaining 50,000 shares, 25,000 will vest on January 12, 2007 if the Company’s common stock price has increased at least 25% from the closing price of the common stock on January 12, 2006, and 25,000 will vest on January 11, 2008 if the Company’s common stock price has increased at least 25% from the closing price of the common stock on January 12, 2007, provided in both cases that Mr. Halas remains employed with the Company through the applicable vesting date. If on each of the vesting dates, the Company’s common stock price has not increased by at least 25%, then a pro rata portion of the shares shall be vested for any increase in the closing price of the common stock as determined on such vesting date. For example, if on a vesting date, the Company’s common stock price has increased by 10% from the measurement date, 10,000 shares will be vested on such vesting date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

    T-3 Energy Services, Inc.:

We have audited the accompanying consolidated balance sheets of T-3 Energy Services, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of T-3 Energy Services, Inc. and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Houston, Texas

March 3, 2006

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except for share amounts)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$1,162	$95
Accounts receivable—trade, net	21,527	13,296
Inventories	18,268	11,861
Notes receivable, current portion	480	1,160
Deferred income taxes	1,731	2,086
Prepaids and other current assets	5,887	3,114
Current assets of discontinued operations	—	18,226

Total current assets	49,055	49,838

Property and equipment, net	18,652	18,746
Notes receivable, less current portion	327	365
Goodwill, net	69,607	68,393
Other intangible assets, net	2,325	3,445
Other assets	822	1,554

Total assets	$140,788	$142,341

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable—trade	$12,943	$6,355
Accrued expenses and other	9,439	6,408
Current maturities of long-term debt	36	44
Current liabilities of discontinued operations	—	4,048

Total current liabilities	22,418	16,855

Long-term debt, less current maturities	7,058	18,824
Other long-term liabilities	82	130
Deferred income taxes	2,018	2,216

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.001 par value, 25,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.001 par value, 25,000,000 shares authorized at December 31, 2005 and 50,000,000 shares authorized at December 31, 2004, 10,581,986 shares issued and outstanding at December 31, 2005 and 2004	11	11
Warrants, 332,862 issued and outstanding at December 31, 2005 and 517,862 issued and outstanding at December 31, 2004	644	853
Additional paid-in capital	123,175	122,962
Retained earnings (deficit)	(15,420)	(19,933)
Accumulated other comprehensive income	802	423

Total stockholders’ equity	109,212	104,316

Total liabilities and stockholders’ equity	$140,788	$142,341

The accompanying notes are an integral part of these consolidated financial statements.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

	Year ended December 31,
	2005	2004	2003
Revenues:
Products	$65,635	$43,263	$46,420
Services	37,583	24,165	25,042

	103,218	67,428	71,462
Cost of revenues:
Products	42,397	29,567	32,371
Services	23,887	15,548	16,249

	66,284	45,115	48,620

Gross profit	36,934	22,313	22,842

Operating expenses:
Impairment of goodwill	—	—	1,034
Selling, general and administrative expenses	23,121	15,888	16,586

	23,121	15,888	17,620

Income from operations	13,813	6,425	5,222

Interest expense	1,491	2,319	3,121

Interest income	(83)	(205)	(244)

Write-off of acquired note receivable	—	—	3,491

Other (income) expense, net	(16)	134	349

Income (loss) from continuing operations before provision for income taxes	12,421	4,177	(1,495)
Provision for income taxes	4,366	1,305	753

Income (loss) from continuing operations	8,055	2,872	(2,248)

Loss from discontinued operations, net of tax	(3,542)	(1,353)	(26,031)

Net income (loss)	$4,513	$1,519	$(28,279)

Basic earnings (loss) per common share:
Continuing operations	$0.76	$0.27	$(0.21)
Discontinued operations	(0.33)	(0.13)	(2.46)

Net income (loss) per common share	$0.43	$0.14	$(2.67)

Diluted earnings (loss) per common share:
Continuing operations	$0.75	$0.27	$(0.21)
Discontinued operations	(0.33)	(0.13)	(2.46)

Net income (loss) per common share	$0.42	$0.14	$(2.67)

Weighted average common shares outstanding:
Basic	10,582	10,582	10,582

Diluted	10,670	10,585	10,582

The accompanying notes are an integral part of these consolidated financial statements.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income (loss)	$4,513	$1,519	$(28,279)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss from discontinued operations, net of tax	3,542	1,353	26,031
Bad debt expense	66	95	216
Depreciation and amortization	3,183	2,517	2,677
Amortization of deferred loan costs	299	675	983
Write-off of deferred loan costs	370	181	—
Loss on sale of assets	34	153	60
Deferred taxes	(302)	(88)	873
Amortization of stock compensation	4	8	36
Write-off of acquired note receivable	—	—	3,491
Write-off of other intangible assets, net	—	150	—
Impairment of goodwill	—	—	1,034
Changes in assets and liabilities, net of effect of acquisitions and dispositions:
Accounts receivable—trade	(8,271)	203	(1,270)
Inventories	(6,356)	(2,315)	939
Prepaids and other current assets	(2,609)	1,035	842
Other assets	(52)	(39)	153
Accounts payable—trade	6,440	842	(1,946)
Accrued expenses and other	3,129	(834)	186
Assets held for sale, net	—	119	31

Net cash provided by operating activities	3,990	5,574	6,057

Cash flows from investing activities:
Purchases of property and equipment	(2,523)	(1,929)	(961)
Proceeds from sales of property and equipment	59	1,031	66
Cash paid for acquisitions, net of cash acquired	—	(10,442)	—
Collections on notes receivable	718	307	555

Net cash used in investing activities	(1,746)	(11,033)	(340)

Cash flows from financing activities:
Proceeds from long-term debt	—	3,000	—
Net borrowings (repayments) under revolving credit facility	3,270	3,788	(2,079)
Payments on long-term debt	(15,044)	(12,276)	(3,469)
Debt financing costs	—	(926)	(214)

Net cash used in financing activities	(11,774)	(6,414)	(5,762)

Effect of exchange rate changes on cash and cash equivalents	23	(41)	—

Cash flows of discontinued operations (Revised—See note 1):
Operating cash flows	1,777	2,668	(393)
Investing cash flows	8,797	9,222	(297)
Financing cash flows	—	—	—

Net cash provided by (used in) discontinued operations	10,574	11,890	(690)

Net decrease (increase) in restricted cash	—	102	(102)

Net increase (decrease) in cash and cash equivalents	1,067	78	(837)
Cash and cash equivalents, beginning of year	95	17	854

Cash and cash equivalents, end of year	$1,162	$95	$17

The accompanying notes are an integral part of these consolidated financial statements.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Year Ended December 31, 2005, 2004 and 2003

(in thousands)

	Preferred Stock		Common Stock		Warrants		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Warrants	Amount
Balance, December 31, 2002	—	$—	10,582	$11	3,489	$938	$122,833	$6,827	$—	$130,609
Expiration of warrants	—	—	—	—	(2,971)	(85)	85	—	—	—
Amortization of stock compensation	—	—	—	—	—	—	36	—	—	36
Net loss	—	—	—	—	—	—	—	(28,279)	—	(28,279)

Balance, December 31, 2003	—	—	10,582	11	518	853	122,954	(21,452)	—	102,366
Comprehensive income:
Net income	—	—	—	—	—	—	—	1,519	—	1,519
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	423	423

Comprehensive income	—	—	—	—	—	—	—	1,519	423	1,942
Amortization of stock compensation	—	—	—	—	—	—	8	—	—	8

Balance, December 31, 2004	—	—	10,582	11	518	853	122,962	(19,933)	423	104,316
Comprehensive income:
Net income	—	—	—	—	—	—	—	4,513	—	4,513
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	379	379

Comprehensive income	—	—	—	—	—	—	—	4,513	379	4,892
Expiration of warrants	—	—	—	—	(185)	(209)	209	—	—	—
Amortization of stock compensation	—	—	—	—	—	—	4	—	—	4

Balance, December 31, 2005	—	$—	10,582	$11	333	$644	$123,175	$(15,420)	$802	$109,212

The accompanying notes are an integral part of these consolidated financial statements.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of T-3 Energy Services, Inc., and its wholly owned subsidiaries (the “Company”). All significant intercompany transactions have been eliminated.

Equity Method Investments

On July 20, 2005, the Company entered into a joint participation agreement with Servicios Y Maquinaria De Mexico, S.A. de C.V. (“SYMMSA”), a subsidiary of GRUPO R, a conglomerate of companies that provide services to the energy and industrial sectors in Mexico. Each party to the joint venture has equal operational control. Under the terms of the agreement, the Company will provide the joint venture with its pressure control products and services, trademark and trade name, license know how and other services. SYMMSA will provide the joint venture with the exclusive use of its real estate, building facilities, machinery and equipment, labor force and will assist the joint venture in its marketing and sales efforts in Mexico. The Company will account for its investment in the joint venture under APB No. 18, “The Equity Method of Accounting for Investments in Common Stock”. As of December 31, 2005, the Company did not have an investment in the joint venture as the joint venture had not yet begun operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2005 and 2004, there were no cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaids and other current assets, accounts payable and accrued expenses and other approximate their respective fair values because of the short maturities of those instruments.

Long term notes receivable, including current portion, are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings. The carrying amounts of these notes receivable closely approximate their fair values.

The fair value of long-term debt, including current maturities, is estimated based upon quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturities. The carrying amounts of these long-term debt instruments closely approximate their fair values.

Other long-term liabilities consist primarily of deferred payments for which cost approximates fair value.

Accounts Receivable

Accounts receivable are stated at the historical carrying amount, net of write-offs and the allowance for doubtful accounts. The Company’s receivables are exposed to concentrations of credit risk since its business is primarily conducted with companies in the oil and gas, petrochemical, chemical and petroleum refining industries in the Gulf Coast region and Canada. The Company continually monitors collections and evaluates the financial strength of its customers but does not require collateral to support its domestic customer receivables. The Company may require collateral to support its international customer receivables. The Company provides an

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

allowance for doubtful accounts for potential collection issues in addition to reserves for specific accounts receivable where collection is no longer probable, as presented in the table below (dollars in thousands):

	December 31, 2005	December 31, 2004	December 31, 2003
Balance at beginning of year	$215	$326	$247
Charged to expense	66	95	216
Write-offs	(24)	(206)	(137)

Balance at end of year	$257	$215	$326

Inventories

Inventories are stated at the lower of cost or market. Cost includes, where applicable, manufacturing labor and overhead. The first-in, first-out method is used to determine the cost of substantially all of the inventories. Inventories consist of the following (dollars in thousands):

	December 31, 2005	December 31, 2004
Raw materials	$4,420	$3,197
Work in process	6,891	2,985
Finished goods and component parts	6,957	5,679

	$18,268	$11,861

The Company regularly reviews inventory quantities on hand and records a provision for excess and slow moving inventory. During 2005, 2004 and 2003, the Company recorded $636,000, $307,000 and $463,000, respectively, in charges to earnings to write down the recorded cost of inventory to its estimated fair market value.

Prepaids and Other Current Assets

Prepaids and other current assets consist of the following (dollars in thousands):

	December 31, 2005	December 31, 2004
Income tax deposits	$3,469	$1,071
Prepaid insurance	1,640	1,455
Other current assets	778	588

	$5,887	$3,114

Property and Equipment

Property and equipment is stated at cost. For property and equipment acquired as a result of business combinations (see Note 2), cost is determined based upon fair values as of the acquisition dates. Depreciation is computed using the straight-line method over estimated useful lives. Expenditures for replacements and major improvements are capitalized. Expenditures for maintenance, repairs and minor replacements are expensed as incurred. Leasehold improvements are amortized over the lesser of the estimated useful life or term of the lease.

Long-lived assets to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Long-lived assets

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

include property, plant and equipment and definite-lived intangibles. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. The undiscounted cash flow analysis consists of estimating the future cash flows that are directly associated with and expected to arise from the use and eventual disposition of the asset over its remaining useful life. These cash flows are inherently subjective and require significant estimates based upon historical experience and future expectations such as budgets and internal projections. If the undiscounted cash flows do not exceed the carrying value of the long-lived asset, an impairment has occurred, and the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on an estimate of discounted cash flows. Cash flows are generally discounted at an interest rate commensurate with our weighted average cost of capital for a similar asset. Assets are classified as held for sale when the Company has a plan for disposal of certain assets and those assets meet the held for sale criteria of SFAS No. 144. For the years ended December 31, 2005, 2004 and 2003, no impairment had occurred for assets of continuing operations.

Goodwill and Indefinite-Lived Intangibles

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), the Company tests for the impairment of goodwill and other intangible assets with indefinite lives on at least an annual basis. The Company’s annual tests of impairment of goodwill and indefinite life intangibles are performed as of December 31. The Company’s goodwill impairment test involves a comparison of the fair value of each of the Company’s reporting units, as defined under SFAS No. 142, with its carrying amount. The Company’s indefinite-lived asset impairment test involves a comparison of the fair value of the intangible asset and its carrying value. The fair value is determined using discounted cash flows and other market-related valuation models, including earnings multiples and comparable asset market values. If the fair value is less than the carrying value, the asset is considered impaired. The amount of the impairment, if any, is then determined based on an allocation of the reporting unit fair values. For the years ended December 31, 2005 and 2004, no impairment had occurred for goodwill and indefinite-lived intangibles of continuing operations. For the year ended December 31, 2003, goodwill of $1.0 million attributable to the Company’s custom coatings business was impaired.

Other Intangible Assets

Other intangible assets include non-compete agreements, customer lists, patents and other similar items. Covenants not to compete are amortized upon commencement of the non-compete period over the terms of the agreements, which range from one to five years. Customer lists were acquired as part of the acquisition of Oilco and were recorded based upon their fair market value at the acquisition date. Customer lists are amortized over five years.

Deferred Loan Costs

Deferred loan costs were incurred in connection with the arrangement of the Company’s amended and restated senior credit facility and subordinated term loan and the previous credit agreement (see Note 8). Net deferred loan costs of $460,000 and $1,104,000 are included in Other Assets on the December 31, 2005 and 2004 balance sheets, respectively. Deferred loan costs are amortized over the terms of the applicable loan agreements,

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which range from three to four years. Accumulated amortization was $3,428,000 and $2,759,000 at December 31, 2005 and 2004, respectively. Amortization of deferred loan costs for the years ended December 31, 2005, 2004 and 2003, which is classified as interest expense, was $299,000, $675,000 and $983,000, respectively. Accumulated amortization and interest expense also included the write-off of deferred loan costs of $370,000 and $181,000 for the years ended December 31, 2005 and 2004. These write-offs of deferred loan costs relate to the Company repaying its subordinated term loan during May 2005 and Wells Fargo term loan during February 2004.

Self-Insurance

The Company is self-insured up to certain levels for its group medical coverage. The amounts in excess of the self-insured levels are fully insured, up to a limit. Liabilities associated with these risks are estimated by considering historical claims experience. Although management believes adequate reserves have been provided for expected liabilities arising from the Company’s self-insured obligations, there is a risk that the Company’s insurance may not be sufficient to cover any particular loss or that its insurance may not cover all losses. For example, while the Company maintains product liability insurance, this type of insurance is limited in coverage, and it is possible an adverse claim could arise in excess of the Company’s coverage. Finally, insurance rates have in the past been subject to wide fluctuation. Changes in coverage, insurance markets and the industry may result in increases in the Company’s cost and higher deductibles and retentions.

Income Taxes

The Company provides for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” This standard takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The effective tax rates for 2005 and 2004 were 35% and 31%, respectively. The Company recorded income tax expense of $0.8 million during 2003 on a $1.5 million loss from continuing operations before provision for income taxes. The Company operates in a number of domestic tax jurisdictions and certain foreign tax jurisdictions under various legal forms. As a result, the Company is subject to domestic and foreign tax jurisdictions and tax agreements and treaties among the various taxing authorities. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or the Company’s level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes that it provides during any given year.

The Company records a valuation allowance to reduce the carrying value of its deferred tax assets when it is more likely than not that some or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable. The ultimate realization of the deferred tax assets depends upon the ability to generate sufficient taxable income of the appropriate character in the future. This requires management to use estimates and make assumptions regarding significant future events such as the taxability of entities operating in the various taxing jurisdictions. In evaluating the Company’s ability to recover its deferred tax assets, management considers all reasonably available positive and negative evidence, including its past operating results, the existence of cumulative losses in the most recent years and its forecast of future taxable income. In estimating future taxable income, management develops assumptions, including the amount of future state, federal and international pretax operating income, the reversal of temporary differences and the implementation

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of feasible and prudent tax planning strategies. These assumptions require significant judgment. When the likelihood of the realization of existing deferred tax assets changes, adjustments to the valuation allowance are charged, in the period in which the determination is made, either to income or goodwill, depending upon when that portion of the valuation allowance was originally created.

As of December 31, 2005, the Company had gross deferred tax assets of $8.4 million offset by a valuation allowance of $4.6 million. As of December 31, 2004, the Company had gross deferred tax assets of $10.1 million offset by a valuation allowance of $6.1 million. In 2005, we recorded a net reduction of $1.5 million to our valuation allowance. This reduction is primarily the result of a $1.4 million decrease in net operating loss carryforwards.

Contingencies

The Company records an estimated loss from a loss contingency when information available prior to the issuance of its financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires the Company to use its judgment. While the Company believes that its accruals for these matters are adequate, the actual loss from a loss contingency could be significantly different than the estimated loss, resulting in an adverse effect on the results of operations and financial position of the Company.

Revenue Recognition

The Company’s products and services are sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post delivery obligations. The Company records revenue at the time the customer has been provided with all proper inspection and other required documentation, title and risk of loss has passed to the customer, collectibility is reasonably assured and the product has been delivered. Customer advances or deposits are deferred and recognized as revenue when the Company has completed all of its performance obligations related to the sale. The Company also recognizes revenue as services are performed in accordance with the related contract provisions. The amounts billed for shipping and handling cost are included in revenue and related costs are included in costs of sales.

Foreign Currency Translation

The functional currency for the Company’s Canadian operations is the local currency. Results of operations for the Canadian operations are translated using average exchange rates during the period. Assets and liabilities of the Canadian operations are translated using the exchange rates in effect at the balance sheet dates, and the resulting translation adjustments are included as Accumulated Other Comprehensive Income, a component of stockholders’ equity. Currency transaction gains and losses are reflected in the Company’s results of operations during the period incurred.

Stock-Based Compensation

At December 31, 2005, the Company had a stock option plan, which is described more fully in Note 14. As of December 31, 2005, the Company accounted for that plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

grant. The following table illustrates the effect on net income and earnings per common share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” to stock-based employee plans (dollars in thousands, except per share data):

	2005	2004	2003
Net income (loss), as reported	$4,513	$1,519	$(28,279)
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects.	318	(130)	(517)

Net income (loss), as adjusted	$4,831	$1,389	$(28,796)

Basic EPS:
As reported	$0.43	$0.14	$(2.67)
As adjusted	$0.46	$0.13	$(2.72)

Diluted EPS:
As reported	$0.42	$0.14	$(2.67)
As adjusted	$0.45	$0.13	$(2.72)

For the purpose of estimating the fair value disclosures above, the fair value of each stock option has been estimated on the grant date with a Black-Scholes option pricing model. The following assumptions for 2005, 2004 and 2003, respectively, were computed on a weighted average basis: risk-free interest rate of 4.18%, 4.12% and 3.80%, expected volatility of 38.91%, 42.44% and 43.44%, expected life of 4 years and no expected dividends. For the year ended December 31, 2005, the effect on stock-based employee compensation was a benefit due to forfeitures of 185,000 options during the second quarter of 2005. The effects of applying SFAS No. 123 may not be indicative of future amounts since additional future awards are anticipated and the estimation of values involves subjective assumptions which may vary materially as a result of actual events.

Cash Flows

Supplemental disclosures of cash flow information is presented in the following table (dollars in thousands):

	Year ended December 31,
	2005	2004	2003
Cash paid (received) during the period for:
Interest	$1,511	$1,187	$2,131
Income taxes	2,950	(375)	20

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior-year amounts to conform to the current-year presentation. The Company reclassified collections on notes receivable from net cash provided by operating

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

activities to net cash used in investing activities on the consolidated statements of cash flows for 2005, 2004 and 2003. Also, in 2005 the Company has separately disclosed the operating, investing and financing portions of the cash flows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount.

Newly Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (R), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” Generally, the approach to accounting for share-based payments in SFAS 123 (R) is similar to the approach described in SFAS 123. However, SFAS 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123 (R) is effective at the beginning of the first annual period beginning after June 15, 2005. The Company plans to adopt the provisions of the new standard effective January 1, 2006. As a result of adoption and the 402,000 stock options granted in January 2006, the Company expects to recognize approximately $1 million of additional pre-tax expense in 2006.

2. BUSINESS COMBINATIONS AND DISPOSITIONS:

Business Combinations

On October 18, 2004, the Company completed the purchase of Oilco for approximately $10.4 million. Oilco manufactures accumulators, re-manufactures blowout preventors, performs field services on both accumulators and blowout preventors and manufactures rubber goods used in the oilwell control industry. The acquisition was funded from the Company’s working capital and the use of its senior credit facility and subordinated term loan.

The acquisition discussed above was accounted for using the purchase method of accounting. Results of operations for the above acquisition is included in the accompanying consolidated financial statements since the date of acquisition. The purchase price was allocated to the net assets acquired based upon their estimated fair market values at the date of acquisition. The balances included in the consolidated balance sheet at December 31, 2004 related to the above acquisition were based upon preliminary information and have changed as final asset and liability valuations were obtained during 2005. Final valuations of assets and liabilities have been obtained and recorded within one year from the date of acquisition. No material changes to the preliminary allocations were made during 2005 except for a $565,000 reclassification of excess purchase price from other intangibles to goodwill and the recognition of deferred tax liabilities related to the acquisition of Oilco. The Oilco acquisition was not material to the Company’s consolidated financial statements, and therefore pro forma information is not presented.

The following schedule summarizes investing activities related to the Company’s acquisitions presented in the consolidated statements of cash flows for the years ended December 31, 2005, 2004 and 2003 (dollars in thousands):

	2005	2004	2003
Fair value of tangible and intangible assets, net of cash acquired	$—	$6,740	$—
Goodwill recorded	—	5,109	—
Total liabilities assumed	—	(1,407)	—
Common stock issued	—	—	—

Cash paid for acquisitions, net of cash acquired	$—	$10,442	$—

Dispositions

During the fourth quarter of 2003, the Company committed to a formal plan to sell certain non-core assets within its products segment. The sale of these assets was consummated in February 2004. The Company received

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$7.2 million in cash at closing that was immediately used to pay down its Well Fargo term loan. The assets sold comprised substantially all of the assets of LSS—Lone Star—Houston Inc., Bolt Manufacturing Co., Inc. (d/b/a Walker Bolt Manufacturing Company) and WHIR Acquisition, Inc. (d/b/a Ameritech Manufacturing), (collectively, the “Fastener Businesses”). The Fastener Businesses primarily manufactured and distributed a broad line of standard and metric fasteners, in addition to manufacturing specialty fasteners and parts in small quantities for the commercial and aerospace industries as well as the military.

At December 31, 2003, the assets held for sale constituted a business and were classified as discontinued operations. Goodwill was allocated based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. For the year ended December 31, 2003, the Company recorded a loss of $11,329,000, net of tax, based upon a pending sales contract. Included in this loss was a goodwill impairment charge of $10,230,000 and a long-lived asset impairment charge of $2,254,000.

In connection with the disposition of these non-core assets, the Company re-evaluated its expectations for the earnings, growth and contribution of the products segment for 2004 and concluded that the segment would continue to contribute positively to T-3’s consolidated results of operations and cash flows but at a much reduced level. This determination took into account the continued softness in the Gulf of Mexico upstream and downstream oil and gas industry as well as lower revenues from the electrical motor and generator repair and storage business.

Accordingly, at December 31, 2003, the Company assessed the realizability of its recorded goodwill. The Company’s analysis indicated that goodwill was impaired for the remaining businesses within the products segment and recorded a non-cash goodwill impairment charge of $16.2 million during the fourth quarter of 2003. Of this amount, $15.2 million has been reclassified to discontinued operations because during the second quarter of 2004, the Company again re-evaluated its expectations for the earnings, growth and contribution of the products segment. As part of this re-evaluation, we decided to sell substantially all of the remaining assets within the Company’s products segment, except for certain assets related to the Company’s custom coatings business. This resulted in a $0.1 million charge to other intangible assets and a $1.6 million charge to tangible assets during the second quarter of 2004. A portion of these remaining products segment assets were sold during May and June 2004 for $1.0 million and $0.4 million, respectively. The assets sold comprised substantially all of the assets of one of the two operating divisions of Moores Pump & Services, Inc., known as “Moores Machine Shop” and TPS Total Power Systems, Inc. (“TPS”). Moores Machine Shop was primarily engaged in the manufacture and production of downhole and completion products and equipment. TPS distributes new electric motors; provides complete rewinding, repair and rebuilding for used AC/DC electric motors and generators; and repairs and manufactures used flood pumps and waste disposal pumps for governmental entities in Louisiana and Texas. The remaining assets of Moores Pump & Services, Inc. (“Moores Pump”) were sold during the third quarter of 2004 for $0.6 million. Moores Pump is a pump distribution and remanufacturing business. These assets constituted businesses and were classified as discontinued operations. Accordingly, the results of operations of Moores Machine Shop, TPS, and Moores Pump for 2005, 2004, and 2003 have been reported as discontinued operations.

As part of the above re-evaluation performed during the second quarter of 2004, the Company decided to also sell certain assets within its pressure control segment. Thus, at June 30, 2004, pressure control goodwill was allocated based on the relative fair values of the portion of the reporting unit being disposed and the portion of the reporting unit remaining. This resulted in a goodwill impairment charge of $0.3 million during the second quarter of 2004. In addition to the goodwill impairment charge, the Company recorded a $0.1 million charge to other intangible assets and a $0.8 million charge to tangible assets related to the pressure control disposition. The assets of Control Products of Louisiana, Inc. (“CPL”) were sold during the third quarter of 2004 for $0.5 million. CPL primarily repairs and manufactures control valves and related equipment. These assets constituted a business and were classified as discontinued operations. Accordingly, the results of operations of CPL for 2005, 2004, and 2003 have been reported as discontinued operations.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 29, 2005, the Company, along with its wholly-owned subsidiary, A&B Bolt & Supply, Inc. (“A&B”), entered into an Asset Purchase Agreement under which the Company would sell substantially all the assets of its distribution segment operated by A&B. A&B distributes products and supplies to the oil, gas and pipeline industries, including valves, pipe, fittings, fasteners and flanges. The transaction closed on October 12, 2005 for a purchase price of $8.8 million, which purchase price was subsequently reduced by $0.4 million pursuant to a post-closing adjustment. The Company recorded a pre-tax loss of $3.6 million during the year ended December 31, 2005 for the sale of its distribution segment. This loss includes a goodwill impairment charge of $2.8 million and a long-lived asset impairment charge of $0.8 million.

The products and distribution segments’ assets sold constituted businesses and thus their results of operations have been reported as discontinued operations during 2005, 2004 and 2003. The Company now operates under the one remaining historical reporting segment, pressure control. Accordingly, all historical segment results reflect the remaining operating structure.

In connection with the disposition of the distribution segment, the Company reviewed its presentation of segment information and concluded that it has one reporting segment, pressure control. This segment classification is based on aggregation criteria defined in SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information.” Management now evaluates the operating results of its pressure control reporting segment based upon its three product lines: pressure and flow control, wellhead and pipeline. The Company’s operating segments of pressure and flow control, wellhead and pipeline have been aggregated into one reporting segment as the operating segments have the following commonalities: economic characteristics, nature of the products and services, type or class of customer, and methods used to distribute their products and provide services. Accordingly, the Company re-evaluated its reporting units under SFAS No. 142, “Goodwill and Other Intangible Assets” based upon these three operating segments. Due to this re-evaluation of reporting units, the Company assessed the realizability of its recorded goodwill in accordance with SFAS No. 142 at September 30, 2005. Goodwill was allocated based on the relative fair values of the three reporting units and then assessed for impairment. Management’s analysis indicated that goodwill was not impaired as the fair value of its reporting units was greater than the carrying value.

The related assets and liabilities included in the sale of these businesses, as detailed below, have been classified as current assets and liabilities of discontinued operations at December 31, 2004 as follows (dollars in thousands):

December 31, 2004
Current assets of discontinued operations:
Trade accounts receivable	$7,849
Inventories	4,538
Prepaid expenses and other	80
Notes receivable	13
Property & equipment	886
Goodwill	4,836
Other assets	24

Total current assets of discontinued operations	$18,226

Current liabilities of discontinued operations:
Accounts payable	4,028
Accrued expenses and other	20

Total current liabilities of discontinued operations	$4,048

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating results of discontinued operations are as follows (dollars in thousands):

	2005	2004	2003
Revenues	$29,231	$51,942	$76,062
Costs of revenues	22,893	40,480	60,354

Gross profit	6,338	11,462	15,708
Impairment charges	3,569	2,900	27,659
Operating expenses	7,661	9,801	15,074

Operating loss	(4,892)	(1,239)	(27,025)
Interest expense	379	144	—
Other (income) expense	—	123	71

Loss before benefit for income taxes	(5,271)	(1,506)	(27,096)
Benefit for income taxes	(1,729)	(153)	(1,065)

Loss from discontinued operations	$(3,542)	$(1,353)	$(26,031)

The Company’s First Amended and Restated Credit Agreement dated as of September 30, 2004 requires the receipt of net cash proceeds from significant dispositions to be applied against outstanding principal balances under the senior credit facility. The Company’s policy is to only allocate interest to discontinued operations for interest on debt that is required to be repaid as a result of a disposal transaction or interest on debt that is assumed by the buyer. As a result, interest expense has been allocated to discontinued operations for the period October 1, 2004 through September 30, 2005.

During the second quarter of 2004, the Company also sold certain assets of the spray weld division of O&M Equipment, L.P. for cash of $0.3 million. These assets did not constitute a business; however, they did qualify as assets held for sale. The disposition of these assets resulted in a loss on sale of $50,000, which included a $150,000 write-off of other intangible assets. The results of operations are classified in income from continuing operations for 2004 and 2003.

3. PROPERTY AND EQUIPMENT:

A summary of property and equipment and the estimated useful lives is as follows (dollars in thousands):

	Estimated Useful Life	December 31, 2005	December 31, 2004
Land	—	$570	$570
Buildings and improvements	3-40 years	6,723	6,349
Machinery and equipment	3-15 years	15,093	13,657
Vehicles	5-10 years	779	881
Furniture and fixtures	3-10 years	707	724
Computer equipment	3-7 years	4,411	3,956
Construction in progress	—	164	1

		28,447	26,138
Less—Accumulated depreciation		(9,795)	(7,392)

Property and equipment, net		$18,652	$18,746

Depreciation expense for the years ended December 31, 2005, 2004 and 2003, was $2,492,000, $2,270,000 and $2,203,000, respectively. Included in computer equipment costs are capitalized computer software

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

development costs of $1,059,000 and $875,000 at December 31, 2005 and 2004. Depreciation expense related to capitalized computer software development costs was $139,000, $119,000 and $100,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

4. GOODWILL:

Goodwill represents the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses. Identifiable intangible assets acquired in business combinations are recorded based upon fair market value at the date of acquisition.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), the Company tests for the impairment of goodwill and other intangible assets with indefinite lives on at least an annual basis. The Company’s annual tests of impairment of goodwill and indefinite life intangibles are performed as of December 31. The Company’s goodwill impairment test involves a comparison of the fair value of each of the Company’s reporting units, as defined under SFAS No. 142, with its carrying amount. The Company’s indefinite-lived asset impairment test involves a comparison of the fair value of the intangible asset and its carrying value. The fair value is determined using discounted cash flows and other market-related valuation models, including earnings multiples and comparable asset market values. Prior to the adoption of SFAS No. 142 in 2002, goodwill was amortized on a straight line basis over the lesser of the estimated useful life or 40 years. In conjunction with the adoption of this statement, the Company discontinued the amortization of goodwill.

As discussed in Note 2, goodwill impairments related to discontinued operations were $2.8 million, $0.3 million and $25.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. There were no goodwill impairments related to continuing operations for 2005 and 2004. There was a $1.0 million goodwill impairment related to continuing operations for the year ended December 31, 2003.

In connection with the disposition of the distribution segment, the Company reviewed its presentation of segment information and concluded that it has one remaining reporting segment, pressure control. This segment classification is based on aggregation criteria defined in SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information.” Management now evaluates the operating results of its pressure control reporting segment based upon its three product lines: pressure and flow control, wellhead and pipeline. The Company’s operating segments of pressure and flow control, wellhead and pipeline have been aggregated into one reporting segment as the operating segments have the following commonalities: economic characteristics, nature of the products and services, type or class of customer, and methods used to distribute their products and provide services. Accordingly, the Company re-evaluated its reporting units under SFAS No. 142, “Goodwill and Other Intangible Assets” based upon these three operating segments. Due to this re-evaluation of reporting units, the Company assessed the realizability of its recorded goodwill in accordance with SFAS No. 142 at September 30, 2005. Goodwill was allocated based on the relative fair values of the three reporting units and then assessed for impairment. Management’s analysis indicated that goodwill was not impaired as the fair value of its reporting units was greater than the carrying value.

At December 31, 2005, the Company completed the annual impairment tests required by SFAS No. 142. Its calculations indicated the fair value of each reporting unit exceeded its carrying amount and, accordingly, goodwill and indefinite life intangibles were not impaired. The fair values of the Company’s reporting units were determined based on the reporting units’ projected discounted cash flow and publicly traded company multiples and acquisition multiples of comparable businesses. Certain estimates and judgments are required in the fair value calculations. The Company has determined no impairment exists; however, if for any reason the fair value of its goodwill or indefinite life intangible assets declines below the carrying value in the future, the Company may incur charges for the impairment. The Company will continue to test on a consistent measurement date unless events occur or circumstances change between annual impairment tests that would more likely than not reduce fair value of a reporting unit below its carrying value.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows (in thousands):

Balance, December 31, 2003	$63,838
Adjustments	(246)
Impairment loss recognized in discontinued operations	(308)
Acquisition of Oilco	5,109

Balance, December 31, 2004	$68,393
Adjustments	1,214

Balance, December 31, 2005	$69,607

During 2005, the Company increased goodwill by $1,214,000 primarily related to the recognition of deferred tax liabilities of $757,000 in connection with the acquisition of Oilco. Goodwill was also increased for a $565,000 reclassification of excess purchase price from other intangibles to goodwill related to the Company completing its purchase price allocation for Oilco. These increases were partially offset by a goodwill decrease related to the utilization of deferred tax assets previously identified and reserved through purchase accounting. During 2004, the Company reduced goodwill by $246,000 primarily related to a reduction in net operating loss valuation allowances partially offset by an increase in foreign currency exchange rates.

5. OTHER INTANGIBLE ASSETS:

Other intangible assets include non-compete agreements, customer lists, patents and other similar items, as described below (in thousands):

	December 31, 2005	December 31, 2004
Covenants not to compete	$4,669	$5,065
Customer lists	812	887
Other intangible assets	239	172

	5,720	6,124
Less: Accumulated amortization	(3,395)	(2,679)

	$2,325	$3,445

Covenants not to compete are amortized upon commencement of the non-compete period over the terms of the agreements, which range from one to five years. Accumulated amortization was $3,098,000 and $2,563,000 at December 31, 2005 and 2004, respectively. Amortization expense for covenants not to compete was $523,000, $141,000, and $466,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Customer lists were acquired as part of the acquisition of Oilco and were recorded based upon their fair market value at the acquisition date. Customer lists are amortized over five years. Accumulated amortization was $214,000 and $36,000 at December 31, 2005 and 2004, respectively. Amortization expense was $166,000, $36,000 and $0 for the years ended December 31, 2005, 2004 and 2003, respectively.

The following table summarizes estimated aggregate amortization expense for other intangible assets subject to amortization for each of the five succeeding fiscal years (in thousands):

Year ending December 31—
2006	$452
2007	452
2008	452
2009	339
2010	1

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Excluded from the above amortization expense is $0.6 million of covenants not to compete and patents for which the amortization period has not yet begun.

6. NOTES RECEIVABLE:

Notes receivable consist of the following (dollars in thousands):

	December 31, 2005	December 31, 2004
8.00% subordinated promissory note receivable with an effective rate of 12%, in the original face amount of $350,000, net of a $25,000 discount at December 31, 2005 and 2004, due in monthly installments of $7,100 through January 2007	$291	$291

Subordinated promissory note receivable with interest at the greater of 8.00% or LIBOR + 5.5%, in the original face amount of $1,500,000, due in installments of $550,000 in March 2005, $200,000 in June 2005 with a final payment in December 2005 of all outstanding principal and interest	430	1,101

Other notes receivable, unsecured	86	133

	807	1,525
Less—Current portion	(480)	(1,160)

	$327	$365

During March 2005, the Company modified and replaced the original $1,500,000 subordinated promissory note receivable. An initial principal and interest payment of $550,000 was received upon the execution of the restated subordinated promissory note and an additional principal payment of $200,000 was received for the June 30, 2005 due date. Accrued interest payments at the greater of 8.00% or LIBOR + 5.5% have been paid on a quarterly basis commencing March 31, 2005 through September 30, 2005 with an outstanding interest balance of $7,000 at December 31, 2005. The remaining outstanding principal of $430,000 was due on December 16, 2005 and has not yet been paid. Management is currently in discussions with the payor to collect the final principal and interest payments and believes that the remaining balance will be collected.

Prior to the merger of the Company and Industrial Holdings, Inc. (IHI), IHI sold a subsidiary, Beaird Industries Inc., to an entity controlled by Don Carlin and Robert Cone, and IHI received a $3.5 million promissory note from the former subsidiary as the purchase price. Mr. Carlin is a former director, and Mr. Cone is a former executive officer and director of the Company. During the first quarter of 2003, the Company was informed by the payor of the note of its inability to make timely interest payments and that efforts to restructure its debt obligations had so far been unsuccessful. Accordingly, the Company reserved approximately 50% of the note, because management believed that the note’s net realizable value was approximately $1.7 million. In the fourth quarter of 2003, the Company learned that efforts to refinance Beaird Industries Inc. had failed, and management determined that the note was uncollectible and wrote off the remaining balance of the note. These amounts appear in the 2003 Statement of Operations under the caption “Write-off of acquired note receivable.”

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. ACCRUED LIABILITIES:

Accrued liabilities consist of the following (dollars in thousands):

	December 31, 2005	December 31, 2004
Accrued payroll and related benefits	$3,039	$2,121
Accrued medical costs	672	720
Accrued taxes	1,786	1,226
Customer deposits	1,642	48
Other accrued liabilities	2,300	2,293

	$9,439	$6,408

8. LONG-TERM DEBT:

Long-term debt from financial institutions consists of the following (dollars in thousands):

	December 31, 2005	December 31, 2004
Wells Fargo revolver	$5,000	$1,500
Wells Fargo swing line	2,058	2,288
Wells Fargo Energy Capital subordinated term loan	—	15,000
Equipment loans and other	36	80

Total	7,094	18,868
Less—Current maturities of long-term debt	(36)	(44)

Long-term debt	$7,058	$18,824

On September 30, 2004, the Company amended and restated its senior credit facility and subordinated term loan. The amended and restated senior credit facility provides for a $50 million revolving line of credit, maturing September 30, 2007, that can increase by up to $25 million (not to exceed a total commitment of $75 million) with the approval of the senior lenders. The senior credit facility consists of a revolving credit facility that includes a swing line subfacility up to $5 million and a letter of credit subfacility up to $5 million. As of December 31, 2005, as a result of the lesser of the leverage ratio covenant and the senior leverage ratio covenant, as defined in the credit agreement for the senior credit facility, the Company’s availability under its senior credit facility was $43.8 million. The Company intends to use the proceeds from any advances made pursuant to the senior credit facility for working capital purposes, for capital expenditures, to fund acquisitions and for general corporate purposes. The applicable interest rate of the senior credit facility is governed by the Company’s leverage ratio and ranges from prime plus 0.75% or LIBOR plus 1.75% to prime plus 2.00% or LIBOR plus 3.00%. At December 31, 2005, the senior credit facility bore interest ranging from 6.19% to 8.00%, with interest payable quarterly or as LIBOR advances mature. The senior credit facility’s effective interest rate, including amortization of loan costs, for the year ended December 31, 2005 was 13.5%. The effective interest rate, excluding amortization of deferred loan costs, was 7.7%. The Company is required to prepay the senior credit facility under certain circumstances with the net cash proceeds of certain asset sales, insurance proceeds and equity issuances subject to certain conditions. The senior credit facility provides, among other covenants and restrictions, that the Company comply with the following financial covenants: a limitation on capital expenditures, a minimum fixed charge coverage ratio, a minimum consolidated net worth, and maximum leverage and senior leverage ratios. As of December 31, 2005, the Company was in compliance with the covenants under the senior credit facility. The senior credit facility is collateralized by substantially all of the Company’s assets.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During May 2005, the Company received consents from its senior lenders to repay the Company’s $15 million amended and restated subordinated term loan using advances made from its senior credit facility. This debt extinguishment resulted in a write-off of deferred loan costs of approximately $0.4 million and such costs have been classified as interest expense in the Company’s 2005 results of operations.

During August 2005, the Company amended its senior credit facility to provide for a separate Canadian revolving credit facility, which includes a revolving loan subfacility and a letter of credit subfacility of up to an aggregate of U.S. $4.0 million. The revolving credit facility matures on the same date as the senior credit facility, and is subject to the same covenants and restrictions. The applicable interest rate is governed by the Company’s leverage ratio and ranges from the Canadian prime rate plus 0.75% to the Canadian prime rate plus 2.00%. T-3 Oilco Energy Services Partnership, the Company’s Canadian subsidiary, may use the proceeds from any advances made pursuant to the revolving credit facility for general corporate and working capital purposes in the ordinary course of business or to fund Canadian acquisitions. The revolving credit facility is guaranteed by the Company and all of its material subsidiaries, and is collateralized by a first lien on substantially all of the assets of T-3 Oilco Energy Services Partnership. As of December 31, 2005, the Canadian revolving credit facility did not have a balance.

During October 2005, the Company sold substantially all the assets of its distribution segment operated by A&B for a purchase price of $8.8 million, which purchase price was subsequently reduced by $0.4 million pursuant to a post-closing adjustment. The proceeds from the sale were used to pay down the senior credit facility during the fourth quarter of 2005.

The aggregate maturities of long-term debt during the five years subsequent to December 31, 2005, are as follows (dollars in thousands):

Year ending December 31— 2006	$36
2007	7,058
2008	—
2009	—
2010	—
Thereafter	—

$7,094

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. EARNINGS PER SHARE:

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is the same as basic but includes dilutive stock options using the treasury stock method. The following table reconciles the numerators and denominators of the basic and diluted per common share computations for net income for the years ended December 31, 2005, 2004 and 2003, as follows (in thousands except per share data):

	2005	2004	2003
Numerator:
Income (loss) from continuing operations	$8,055	$2,872	$(2,248)
Loss from discontinued operations	(3,542)	(1,353)	(26,031)

Net income (loss)	$4,513	$1,519	$(28,279)

Denominator:
Weighted average common shares outstanding—basic	10,582	10,582	10,582
Shares for dilutive stock options	88	3	—

Weighted average common shares outstanding—diluted	10,670	10,585	10,582

Basic earnings (loss) per common share:
Continuing operations	$0.76	$0.27	$(0.21)
Discontinued operations	(0.33)	(0.13)	(2.46)

Net income (loss) per common share	$0.43	$0.14	$(2.67)

Diluted earnings (loss) per common share:
Continuing operations	$0.75	$0.27	$(0.21)
Discontinued operations	(0.33)	(0.13)	(2.46)

Net income (loss) per common share	$0.42	$0.14	$(2.67)

For 2005, 2004 and 2003, there were 85,553, 451,945, and 577,979 options, respectively, and 332,862, 517,862 and 517,862 warrants, respectively, that were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

10. INCOME TAXES:

The components of the provision (benefit) for income taxes for the years ended December 31 are as follows (dollars in thousands):

	2005	2004	2003
Federal—
Current	$4,220	$1,274	$(137)
Deferred	(86)	(41)	867

State—
Current	372	119	17
Deferred	(11)	(47)	6

Foreign—
Current	76	—	—
Deferred	(205)	—	—

Provision for income taxes from continuing operations	$4,366	$1,305	$753

Benefit for income taxes from discontinued operations	$(1,729)	$(153)	$(1,065)

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the actual tax rate to the statutory U.S. tax rate for the years ended December 31 is as follows (dollars in thousands):

	2005	2004	2003
Income tax expense (benefit) at the statutory federal rate	$4,223	$1,420	$(508)
Increase (decrease) resulting from—
Nondeductible goodwill and expenses	203	186	451
State income taxes, net of federal benefit	261	47	15
Change in valuation allowance	(275)	(465)	795
Other	(46)	117	—

	$4,366	$1,305	$753

The components of deferred taxes as of December 31 are as follows (dollars in thousands):

	2005	2004
Deferred income tax assets—
Net operating loss carryforwards	$4,843	6,231
Accrued expenses	925	1,128
Inventories	1,154	1,048
Allowance for doubtful accounts	210	405
Writeoff of note receivable	1,254	1,232
Other	5	24

	8,391	10,068
Valuation allowance	(4,611)	(6,118)

Total deferred income tax assets	3,780	3,950

Deferred income tax liabilities—
Property and equipment	(2,803)	(2,862)
Intangible assets	(525)	(536)
Prepaid expenses	(558)	(495)
Other	(181)	(187)

Total deferred income tax liabilities	(4,067)	(4,080)

Net deferred income tax asset (liability)	$(287)	$(130)

The Company and its subsidiaries file a consolidated federal income tax return. At December 31, 2005, the Company had net operating loss (“NOL”) carryforwards of approximately $13.9 million for federal income tax purposes that expire beginning in 2019 and are subject to annual limitations under Section 382 of the Internal Revenue Code. At December 31, 2005, the Company had NOL carryforwards of approximately $2.6 million for state income tax purposes that expire from 2006 through 2010. In 2005, the Company recorded a net reduction of $1,507,000 to its valuation allowance, of which $1,286,000 reduced goodwill as it was originally established through purchase accounting. The change in net operating loss carryforwards is principally a $1,045,000 reduction of net operating loss carryforwards, that were previously established through purchase accounting, but which are expected to expire unused due to the statutory limitations on the use of the acquired NOLs, and $399,000 of net operating loss carryforwards, including federal of $321,000 and state and foreign NOLs of $78,000 that can be utilized in 2005. In 2004, the Company recorded a net reduction of $356,000 to its valuation allowance. This reduction is the result of a $465,000 decrease in the valuation allowance to recognize a Federal deferred tax asset to the extent of Federal net deferred tax liabilities, partially offset by an increase in net

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

operating loss carryforwards. Any reductions in the valuation allowance attributable to the use of these NOL carryforwards reduces goodwill only to the extent that the valuation allowance was originally established through purchase accounting.

The Company operates in a number of domestic tax jurisdictions and certain foreign tax jurisdictions under various legal forms. As a result, the Company is subject to domestic and foreign tax jurisdictions and tax agreements and treaties among the various taxing authorities. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or the Company’s level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes that the Company provides during any given year. The Company’s income from continuing operations before provision for income taxes is comprised of $12.6 million domestic income partially offset by a $0.2 million foreign loss for the year ended December 31, 2005.

At December 31, 2005, the Company had $1,097,000 in goodwill, net of accumulated amortization, that will be tax deductible in future periods.

11. RELATED-PARTY TRANSACTIONS:

The Company has transactions in the normal course of business with certain related parties. Management believes these transactions were made at the prevailing market rates or terms.

The Company leased certain buildings under noncancelable operating leases from employees of the Company. The Company does not have any further lease commitments with related parties for 2006 and beyond. Rent expense to related parties was $0.3 million, $0.2 million and $0.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

12. COMMITMENTS AND CONTINGENCIES:

Lease Commitments

The Company leases certain buildings, equipment and vehicles under noncancelable operating leases with related parties and other third parties. Total expense related to these leases included in the accompanying statements of operations for the years ended December 31, 2005, 2004 and 2003 were $1,532,000, $1,251,000 and $1,295,000, respectively. Aggregate minimum rental commitments for noncancelable operating leases with terms exceeding one year, net of minimum sublease income from subleases assumed in the merger with IHI, are as follows (dollars in thousands):

Year ending December 31—
2006	$1,405
2007	1,149
2008	964
2009	524
2010	231
Thereafter	2

Total minimum lease payments	$4,275
Less: minimum sublease income	(691)

Net minimum lease payments	$3,584

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the purchase accounting for the merger with IHI, the Company engaged a lease broker to determine the fair market rental rate of leases of comparable lease space. As a result of this engagement, it was determined that at the date of the merger, the contract rental rates associated with two of these leases exceeded the then fair market rental rate. Accordingly, the Company recorded a reserve based on this excess that is amortized over their lease terms. The reserve recorded for one of these leases has been fully amortized as of December 31, 2005 and 2004. The remaining reserve will be amortized over its remaining lease term of 3 years. The reserve balance was $124,000 and $172,000 at December 31, 2005 and 2004, respectively.

Contingencies

The Company is, from time to time, involved in various legal actions arising in the normal course of business. In December 2001, a lawsuit was filed against the Company in the 14th Judicial District Court of Calcasieu Parish, Louisiana. The lawsuit alleges that certain equipment purchased from and installed by a wholly owned subsidiary of the Company was defective in assembly and installation. The plaintiffs have alleged certain damages in excess of $5 million related to repairs and activities associated with the product failure and have also claimed unspecified damages with respect to certain expenses, loss of production and damage to the reservoir.

In June 2003, a lawsuit was filed against the Company in the 61st Judicial District of Harris County, Texas. The lawsuit alleges that certain equipment purchased from and installed by a wholly owned subsidiary of the Company was defective. The plaintiffs initially alleged repair and replacement damages of $0.3 million. During the three months ended June 30, 2005, the plaintiffs alleged production damages in the range of $3 to $5 million.

The Company has tendered the defense of these claims under its comprehensive general liability insurance policy and its umbrella policy. Management does not believe that the outcomes of such legal actions involving the Company will have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

In July 2003, a lawsuit was filed against the Company in the U.S. District Court, Eastern District of Louisiana. The lawsuit alleges that a wholly owned subsidiary of the Company failed to deliver the proper bolts and/or sold defective bolts to the plaintiff’s contractor to be used in connection with a drilling and production platform in the Gulf of Mexico. The plaintiffs claim that the bolts failed and they had to replace all bolts at a cost of approximately $4 million. The complaint names the plaintiff’s contractor and seven of its suppliers and subcontractors (including the Company’s subsidiary) as the defendants and alleges negligence on the part of all defendants. The Company has filed its motion to dismiss the lawsuit, denying responsibility for the claim. The Company has also filed a cross claim against its supplier. Management does not believe that the outcome of such legal action will have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

The Company’s environmental remediation and compliance costs have not been material during any of the periods presented. T-3 has been identified as a potentially responsible party with respect to one site designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act and similar state laws. The Company’s involvement at this site is believed to have been minimal. Because it is early in the process, no determination of the Company’s actual liability can be made at this time. As such, management has not currently accrued for any future remediation costs related to this site. Based upon the Company’s involvement with this site, management does not expect that its share of remediation costs will have a material impact on its financial position, results of operations and cash flows.

On August 25, 2005, the Compensation Committee of the Board of Directors of the Company approved the First Amendment to Employment Agreement (the “Employment Agreement Amendment”) entered into between the Company and Gus D. Halas, the Company’s chairman, president and chief executive officer. The

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employment Agreement Amendment provided for the payment by the Company to Mr. Halas of a transaction bonus in the event of a change in control of the Company on or prior to December 31, 2005, based on the “transaction value per share.”

On October 26, 2005, a shareholder derivative lawsuit (Berger v. Halas, et al., C.A. No. 1733-N) was filed in the Court of Chancery of the State of Delaware in New Castle County, against the Company (as a nominal defendant), Gus D. Halas, all other members of the Company’s Board of Directors, and First Reserve Fund VIII, L.P., the principal stockholder of the Company. This lawsuit relates to the filing by the Company of a preliminary registration statement on Form S-1 with the U.S. Securities and Exchange Commission on October 21, 2005. The complaint alleges a breach of the duty of loyalty and a bad faith breach of the duty of full disclosure by all defendants. In addition, the complaint alleges that the payment of a transaction bonus to Mr. Halas in connection with the offering contemplated by the preliminary registration statement would be improper. The plaintiff seeks a temporary and a permanent injunction against the proposed sale and the payment of the transaction bonus. The plaintiff also seeks a judgment awarding costs and fees incurred in filing and prosecuting the case. On January 17, 2006, the Company announced a decision had been made not to proceed with the public offering. The plaintiff indicated that he will not pursue the alleged claims if there are no further material developments.

On November 14, 2005, the Company entered into an agreement with First Reserve Fund VIII, L.P. and Mr. Halas further amending Mr. Halas’ Employment Agreement to provide that the transaction bonus payable thereunder would also have become payable upon the consummation of a sale by First Reserve Fund VIII, L.P. in a public offering, pursuant to a firm commitment underwriting, of at least 50% of the outstanding shares of the Company’s common stock. The agreement also extended the time period during which the change in control of the Company must have occurred in order for the transaction bonus to be payable from December 31, 2005 to January 31, 2006. In addition, pursuant to the terms of the agreement, First Reserve Fund VIII, L.P. would have made a capital contribution to the Company in order to reimburse the Company for the payment of any transaction bonus to Mr. Halas, but only in the event of a public offering meeting the requirements described above. On January 17, 2006, the Company announced a decision had been made not to proceed with the public offering (see Note 17). As a result of the termination of the public offering, the transaction bonus provided for in the November 2005 employment agreement amendment of Mr. Halas will not be paid.

At December 31, 2005, the Company had no significant letters of credit outstanding.

13. STOCKHOLDERS’ EQUITY:

Authorized Shares

At the 2005 Annual Meeting of Stockholders held on June 1, 2005, the Company’s stockholders approved a proposal to amend the Company’s Certificate of Incorporation to decrease the number of authorized shares of common stock from 50,000,000 to 25,000,000. At December 31, 2005, the Company’s authorized capital stock consisted of 25,000,000 shares of common stock, par value $.001 per share, and 25,000,000 shares of preferred stock, par value $.001 per share.

Reserved Shares

At December 31, 2005, the Company had approximately 1,333,000 shares reserved for issuance in connection with its outstanding stock options and warrants.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warrants to acquire common stock

The following table sets forth the 332,862 outstanding warrants to acquire 332,862 shares of common stock as of December 31, 2005:

Number of common shares
Warrants to acquire common stock at $12.80 per share issued by IHI to the former T-3 stockholders in connection with the merger with IHI, currently exercisable, expiring on December 17, 2011	327,862
Warrants to acquire common stock at $14.00 per share issued by IHI to one of its lenders, currently exercisable, expiring on February 1, 2006	5,000

In connection with the merger with IHI, the Company valued the warrants using a Black-Scholes option-pricing model.

14. EMPLOYEE BENEFIT PLANS:

Stock Option Plans

T-3 Energy Services, Inc. 2002 Stock Incentive Plan

The T-3 Energy Services, Inc. 2002 Stock Incentive Plan, as amended (the Plan), provides officers, employees and outside directors equity-based incentives. The Plan will remain in effect for 10 years, unless terminated earlier. Generally, options expire 10 years from the grant date and vest over three to four years from the grant date.

In 2000, the Company issued performance-based options under the Plan to purchase up to approximately 57,860 shares of the Company’s common stock at $11.01 per share which expired 10 years from the date of grant. In 2001, T-3 amended the options whereby the performance-based options were converted to time based options. These converted options vest at 33 1/3% on the third, fourth and fifth anniversaries of the date of employment. As a result of the amendment, the Company recorded a compensation charge in 2005, 2004 and 2003. At December 31, 2005, there was approximately $2,000 in deferred compensation expense to be recognized over the remaining vesting period of these options.

Industrial Holdings, Inc. Stock Option Plans

IHI maintained an incentive stock plan and a non-employee director plan under which it granted incentive or non-qualified options to key employees and non-qualified options to non-employee directors. The option price per share was the fair market value on the date of the grant and the options granted were exercisable immediately to five years after the grant date in accordance with the vesting provisions of the individual agreement set forth at the time of the award. All options expire ten years from the date of the grant. All options vested at the time of the merger under the change of control provision provided by the plan. As of January 1, 2002, all outstanding stock options that were previously granted under this plan were assumed and continued under the T-3 Energy Services, Inc. 2002 Stock Incentive Plan.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about T-3 employee stock options outstanding at December 31:

	2005		2004		2003
Fixed Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at the beginning of the year.	595,579	$9.78	577,979	$11.50	471,880	$14.42
Granted	143,000	7.77	147,000	6.73	256,500	6.63
Exercised	—	—	—	—	—	—
Forfeited	(202,526)	10.46	(129,400)	13.92	(150,401)	12.36

Outstanding at end of year.	536,053	$8.99	595,579	$9.78	577,979	$11.50

Options exercisable at end of year	275,050	$10.66	338,293	$11.86	283,918	$15.45
Weighted-average fair value of options granted during the year at market price.	143,000	2.81	147,000	2.59	256,500	2.57
Weighted-average fair value of options granted during the year where exercise price is greater than market price at grant date	—	—	—	—	—	—

The following table summarizes significant ranges of all outstanding and exercisable options at December 31, 2005:

Range of Exercisable Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercisable Price	Number Exercisable	Weighted Average Exercise Price
$ 5.07	2,000	7.7	$5.07	1,331	$5.07
$ 5.75	2,000	7.9	$5.75	1,333	$5.75
$ 5.80	25,000	7.9	$5.80	11,667	$5.80
$ 6.28	100,000	7.2	$6.28	66,667	$6.28
$ 6.85	45,000	7.2	$6.85	31,666	$6.85
$ 6.98	100,000	8.0	$6.98	33,333	$6.98
$ 7.41	108,000	9.0	$7.41	—	$7.41
$ 9.45	25,000	9.0	$9.45	—	$9.45
$ 9.50	43,500	6.1	$9.50	43,500	$9.50
$ 11.01	53,940	4.4	$11.01	53,940	$11.01
$ 12.50	10,000	4.4	$12.50	10,000	$12.50
$ 12.80	5,205	8.2	$12.80	5,205	$12.80
$ 14.41	11,083	8.2	$14.41	11,083	$14.41
$92.50 – 105.00	2,825	1.5	$99.14	2,825	$99.14
$113.80 – 137.50	2,500	2.5	$137.50	2,500	$137.50

The Company follows APB Opinion No. 25 in accounting for stock options issued to employees. Under APB Opinion No. 25, compensation expense is not recorded for stock options issued to employees if the exercise price of an option is equal to or greater than the market price of the stock on the date of grant. SFAS No. 123, “Accounting for Stock-Based Compensation,” requires that if a company does not record compensation expense for stock options issued to employees pursuant to APB Opinion No. 25, the Company must disclose the effects on its results of operations as if an estimate of the value of stock-based compensation at the date of grant had been recorded as an expense. The Company’s adjusted net income and earnings per share, assuming that the Company had expensed the estimated fair value of options provided to its employees over the applicable vesting period, are summarized in Note 1.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Defined Contribution Plans

The Company sponsors a defined contribution retirement plan for most full-time and some part-time employees. The plan provides for matching contributions up to 50% of the first 6% of covered employees’ salaries or wages contributed and for discretionary contributions. Contributions to this plan totaled approximately $430,000, $459,000 and $606,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

15. SEGMENT INFORMATION:

The Company’s determination of reportable segments considers the strategic operating units under which the Company sells various types of products and services to various customers. Financial information for purchase transactions is included in the segment disclosures only for periods subsequent to the dates of acquisition.

As discussed in Note 2, the Company sold substantially all of the remaining assets of its distribution and products segments, except for certain assets related to the Company’s custom coatings business, and accordingly, their results of operations for 2005, 2004 and 2003 have been reported as discontinued operations. In connection with the disposition of the distribution segment, the Company reviewed its presentation of segment information and concluded that it has one reporting segment, pressure control. This segment classification is based on aggregation criteria defined in SFAS No. 131. Management now evaluates the operating results of its pressure control reporting segment based upon its three product lines: pressure and flow control, wellhead and pipeline. The Company’s operating segments of pressure and flow control, wellhead and pipeline have been aggregated into one reporting segment as the operating segments have the following commonalities: economic characteristics, nature of the products and services, type or class of customer, and methods used to distribute their products and provide services. The Company now operates under the one remaining historical reporting segment, pressure control. The pressure control segment manufactures remanufactures and repairs high pressure, severe service products including valves, chokes, actuators, blowout preventers, manifolds and wellhead equipment; manufactures accumulators and rubber goods; and applies custom coating to customers’ products used primarily in the oil and gas industry. No single customer accounted for 10% or more of consolidated revenues during the three years ended December 31, 2005.

The accounting policies of the segment are the same as those of the Company as described in Note 1. The Company evaluates performance based on income from operations excluding certain corporate costs not allocated to the segment. Substantially all revenues are from domestic sources and Canada and all assets are held in the United States and Canada.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business Segments

	Pressure Control	Corporate	Consolidated
	(in thousands)
2005
Revenues	$103,218	$—	$103,218
Depreciation and amortization	2,348	835	3,183
Income (loss) from operations	22,012	(8,199)	13,813
Total assets.	132,018	8,770	140,788
Capital expenditures.	2,018	505	2,523
2004
Revenues	$67,428	$—	$67,428
Depreciation and amortization	1,770	747	2,517
Income (loss) from operations	11,825	(5,400)	6,425
Total assets(1)	133,972	8,369	142,341
Capital expenditures.	1,573	356	1,929
2003
Revenues	$71,462	$—	$71,462
Depreciation and amortization	1,968	709	2,677
Income (loss) from operations	11,628	(6,406)	5,222
Total assets(1)	137,918	7,619	145,537
Capital expenditures.	185	776	961

(1)	Pressure control total assets at December 31, 2004 and 2003 includes current and long-term assets of discontinued operations of $18,226 and $30,710, respectively.

Geographic Segments

	Revenues			Long-Lived Assets
	2005	2004	2003	2005	2004	2003
	(in thousands)
United States	$90,979	$66,130	$71,462	$80,673	$81,443	$84,117
Canada	12,239	1,298	—	9,911	9,141	—

	$103,218	$67,428	$71,462	$90,584	$90,584	$84,117

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized quarterly financial data for 2005 and 2004 is as follows (in thousands, except per share data):

	March 31	June 30	September 30	December 31
2005
Revenues	$19,782	$25,039	$25,791	$32,606
Gross profit	6,406	9,678	9,017	11,833
Income from operations	1,624	4,324	3,439	4,426
Income from continuing operations	698	2,364	2,104	2,889
Income (loss) from discontinued operations	72	3	(3,856)	239
Net income (loss)	770	2,367	(1,752)	3,128
Basic earnings (loss) per common share:
Continuing operations	.07	.22	.20	.27
Discontinued operations	—	—	(.37)	.02
Net income (loss)	.07	.22	(.17)	.29
Diluted earnings (loss) per common share:
Continuing operations	.07	.22	.20	.27
Discontinued operations	—	—	(.36)	.02
Net income (loss)	.07	.22	(.16)	.29

2004
Revenues	$15,256	$16,783	$16,447	$18,942
Gross profit	5,146	5,555	5,990	5,622
Income from operations	1,554	1,222	2,190	1,459
Income from continuing operations	503	441	960	968
Income (loss) from discontinued operations	(40)	(1,947)	169	465
Net income (loss)	463	(1,506)	1,129	1,433
Basic earnings (loss) per common share
Continuing operations	.05	.04	.09	.09
Discontinued operations	(.01)	(.18)	.02	.04
Net income (loss)	.04	(.14)	.11	.13
Diluted earnings (loss) per common share
Continuing operations	.05	.04	.09	.09
Discontinued operations	(.01)	(.18)	.02	.04
Net income (loss)	.04	(.14)	.11	.13

The Company’s previously reported 2005 and 2004 quarterly results have been restated to reflect discontinued operations (see Note 2). The sum of the individual quarterly net income per common share amounts may not agree with the year-to-date net income per common share as each quarterly computation is based upon the weighted average number of common shares outstanding during that period.

17. SUBSEQUENT EVENTS (UNAUDITED):

On January 12, 2006, the Company completed the purchase of KC Machine LLC, located in Rock Springs, Wyoming. KC Machine is a full service facility that maintains and repairs drilling rigs (both oil and gas) and related support equipment. The acquisition of KC Machine continues the Company’s expansion of its pressure and flow control, wellhead and pipeline products and services to those existing and new customers who are located in the Rocky Mountain region.

T-3 ENERGY SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On January 17, 2006, the Company announced a decision had been made not to proceed with a previously announced public offering. This decision was based on the anticipated offering price of the Company’s common stock and current market conditions. First Reserve Fund VIII informed the Company that, depending upon a variety of factors, including its financial condition and results of operations, as well as conditions in the equity and financial markets, First Reserve Fund VIII may in the future consider (i) holding its position in T-3 for a prolonged period of time, (ii) one or more sales of T-3’s shares, either in the open market or otherwise, (iii) one or more purchases of T-3’s shares, either in the open market or otherwise or (iv) participating in a strategic transaction involving the Company.

On January 20, 2006, the Company announced that it had expanded into the East Texas region by opening a facility to provide wellhead and pipeline products, repairs and field services for oil and gas and pipeline production and transmission companies whose operations are actively involved in the Cotton Valley, Barnett Shale and Austin Chalk fields.

5,500,000 shares

Common Stock

PROSPECTUS

                    , 2006

Bear, Stearns & Co. Inc.

Raymond James

Simmons & Company

International

PART II:

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$15,702
NASD filing fee	16,202
Nasdaq listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total fees and expenses	*

*	To be completed

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in our right—by reason of the fact that the person is or was a director, officer, agent, or employee of us, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of us, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in our right of us as well but only to the extent of expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense or settlement of the action if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to us, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our certificate of incorporation and bylaws provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL. We also maintain director and officer liability insurance. These indemnification provisions may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Identification of Exhibit
1.1	Underwriting Agreement (to be filed by amendment).

2.1*	Agreement and Plan of Merger dated May 7, 2001, as amended, among Industrial Holdings, Inc., T-3 Energy Services, Inc. and First Reserve Fund VIII, Limited Partnership (Annex I to Industrial Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A dated November 9, 2001 (File No. 000-19580)).

2.2*	Plan and Agreement of Merger dated December 17, 2001, between T-3 Energy Services, Inc. and T-3 Combination Corp (Exhibit 2.2 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

3.1*	Certificate of Incorporation of T-3 Energy Services, Inc. (Exhibit 3.1 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

3.2*	Certificate of Amendment to the Certificate of Incorporation of T-3 Energy Services, Inc. (Exhibit 3.2 to T-3’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 (File No. 000-19580)).

3.3*	Bylaws of T-3 Energy Services, Inc. (Exhibit 3.2 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

4.1*	Specimen Certificate of Common Stock, $.001 par value, of T-3 Energy Services, Inc. (Exhibit 4.1 to T-3’s Annual Report on Form 10-K for the period ended December 31, 2001 (File No. 000-19580)).

4.2*	Form of warrant to purchase 327,862 shares of T-3’s Common Stock at $12.80 per share issued to former T-3 shareholders in connection with the merger of T-3 and Industrial Holdings, Inc. (Annex VII to Industrial Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A dated November 9, 2001 (File No. 000-19580)).

4.3*	Registration Rights Agreement dated December 17, 2001, among Industrial Holdings, Inc. and the Stockholders thereto (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

5.1	Opinion of Porter & Hedges, L.L.P.

10.1*+	Amended and Restated Employment Agreement of Gus D. Halas (Exhibit 10.2 to T-3’s Current Report on Form 8-K dated May 3, 2006 (File No. 000-19580)).

10.2*+	Restricted Stock Award Agreement between T-3 and Gus D. Halas (Exhibit 10.3 to T-3’s Current Report on Form 8-K dated May 3, 2006 (File No. 000-19580)).

10.3*+	Restricted Stock Award Agreement between T-3 and Gus D. Halas (Exhibit 10.4 to T-3’s Current Report on Form 8-K dated May 3, 2006 (File No. 000-19580)).

Exhibit Number	Identification of Exhibit
10.4*+	Non-Statutory Stock Option Agreement dated January 12, 2006, between T-3 and Gus D. Halas (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated January 18, 2006 (File No. 000-19580)).

10.5*+	Employment Agreement of Michael T. Mino (Exhibit 10.2 to T-3’s Annual Report on Form 10-K for the period ended December 31, 2001 (File No. 000-19580)).

10.6*+	Non-Statutory Stock Option Agreement dated January 12, 2006, between T-3 and Michael T. Mino (Exhibit 10.2 to T-3’s Current Report on Form 8-K dated January 18, 2006 (File No. 000-19580)).

10.7*+	Third Employment Agreement dated March 23, 2005, by and between T-3 Management Services, L.P. and Keith A. Klopfenstein (Exhibit 10.5 to T-3’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 (File No. 000-19580)).

10.8*+	Non-Statutory Stock Option Agreement dated January 12, 2006, between T-3 Energy Services, Inc. and Keith A. Klopfenstein (Exhibit 10.3 to T-3’s Current Report on Form 8-K dated January 18, 2006 (File No. 000-19580)).

10.9*+	T-3 Energy Services, Inc. 2002 Stock Incentive Plan, as amended and restated effective July 30, 2002 (Exhibit 4.1 to T-3’s Form S-8 filed November 18, 2002 (File No. 000-19580)).

10.10*+	Form of Employee Non-Statutory Stock Option Agreement under the Company’s 2002 Stock Incentive Plan, as amended and restated effective July 30, 2002 (Exhibit 10.4 to T-3’s Current Report on Form 8-K dated January 18, 2006 (File No. 000-19580)).

10.11*+	Form of Non-Employee Director Non-Statutory Stock Option Agreement under the Company’s 2002 Stock Incentive Plan, as amended and restated effective July 30, 2002 (Exhibit 10.5 to T-3’s Current Report on Form 8-K dated January 18, 2006 (File No. 000-19580)).

10.12*	Stock Purchase Agreement dated November 14, 2001 between IHI and GHX Acquisition Corp (Exhibit 10.5 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

10.13*	Stock Purchase Agreement dated November 15, 2001, among IHI, Donald Carlin and Robert E. Cone with respect to disposition of Beaird Industries, Inc. (Exhibit 10.7 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

10.14*	Asset Purchase Agreement dated October 16, 2001, among IHI, Rex Machinery Movers, Inc., OF Acquisition, L.P., Philform, Inc., SMSG, L.L.C. and SMSP, L.L.C. (Exhibit 10.8 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

10.15*	Stock Purchase Agreement by and between Industrial Holdings, Inc., the shareholder of A&B Bolt & Supply, Inc., and T-3 Energy Services, Inc. dated May 7, 2001 (Exhibit 2.1 to Industrial Holdings, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2001 (File No. 000-19580)).

10.16*	Purchase and Sale of Assets Agreement among Lone Star Fasteners, LP; LSS-Lone Star-Houston, Inc., Bolt Manufacturing Co., Inc. d/b/a Walker Bolt Manufacturing Company and WHIR Acquisition, Inc. d/b/a Ameritech Fastener Manufacturing and T-3 (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated March 9, 2004 (File No. 000-19580)).

10.17*	Asset Purchase Agreement for Moores Machine Shop Assets dated as of May 31, 2004, among Moores Machine Shop, L.L.C., Moores Pump & Services, Inc. and T-3 Energy Services, Inc. (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated June 14, 2004 (File No. 000-19580)).

10.18*	Asset Purchase Agreement dated as of June 1, 2004, among TPS Acquisition, LLC, TPS Total Power Systems, Inc., Total Power Systems, Inc. and T-3 Energy Services, Inc. (Exhibit 2.2 to T-3’s Current Report on Form 8-K dated June 14, 2004 (File No. 000-19580)).

10.19*	Asset Purchase Agreement for Moores Pump & Services, Inc. Assets dated as of August 4, 2004, among Cormier-Millin, Inc., Moores Pump & Services, Inc. and T-3 Energy Services, Inc. (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated August 13, 2004 (File No. 000-19580)).

Exhibit Number	Identification of Exhibit
10.20*	Stock Purchase Agreement by and among David Cannings, Linda Cannings, Southwoods Ranching & Developments Inc. and T-3 Energy Services Canada, Inc. dated as of October 18, 2004 (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated October 19, 2004 (File No. 000-19580)).

10.21*	Asset Purchase Agreement dated September 29, 2005, by and between A&B Valve and Piping Systems, L.P., T-3 Energy Services, Inc. and A&B Bolt Supply, Inc. (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated October 5, 2005 (File No. 000-19580)).

10.22*	Purchase Agreement for KC Machine, LLC dated as of January 12, 2006, by and among Kelly Niswender, Carol Niswender and T-3 Rocky Mountain Holdings, Inc. (Exhibit 10.23 to T-3’s Annual Report on Form 10-K for the period ended December 31, 2005 (File No. 000-19580)).

10.23*	First Amended and Restated Credit Agreement dated as of September 30, 2004 among T-3 Energy Services, Inc. as borrower, Wells Fargo Bank, National Association as issuing bank, as a bank and as lead arranger and agent for the banks and the banks named therein (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated October 5, 2004 (File No. 000-19580)).

10.24*	First Amendment to First Amended and Restated Credit Agreement dated August 25, 2005, among T-3 Energy Services, Inc., T-3 Oilco Energy Services Partnership, the Banks signatory thereto, Wells Fargo Bank, National Association, as agent for the Banks, and Comerica Bank (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated August 26, 2005 (File No. 000-19580)).

10.25*	Second Amendment to First Amended and Restated Credit Agreement dated March 17, 2006, among T-3 Energy Services, Inc., T-3 Oilco Energy Services Partnership, the Banks signatory thereto, Wells Fargo Bank, National Association, as agent for the Banks, and Comerica Bank (Exhibit 10.1 to T-3’s Quarterly Report on Form 10-Q for the period ended March 31, 2006 (File No. 000-19580)).

10.26*	Third Amendment to First Amended and Restated Credit Agreement dated March 31, 2006, among T-3 Energy Services, Inc., T-3 Oilco Energy Services Partnership, the Banks signatory thereto, Wells Fargo Bank, National Association, as agent for the Banks, and Comerica Bank (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated May 3, 2006 (File No. 000-19580)).

10.27*	Intercreditor Agreement dated August 25, 2005, among T-3 Energy Services, Inc., T-3 Oilco Energy Services Partnership, Wells Fargo Bank, National Association, as agent for the Banks, and Comerica Bank (Exhibit 10.2 to T-3’s Current Report on Form 8-K dated August 26, 2005 (File No. 000-19580)).

10.28*	Amended and Restated Loan Agreement dated as of September 30, 2004 among T-3 Energy Services, Inc. as borrower and Wells Fargo Energy Capital, Inc. as lender and as agent for the lenders and the lenders named therein (Exhibit 10.2 to T-3’s Current Report on Form 8-K dated October 5, 2004 (File No. 000-19580)).

10.29*	First Amended and Restated Subordination and Intercreditor Agreement dated as of September 30, 2004, among T-3 Energy Services, Inc., the Guarantors named therein, General Electric Capital Corporation, Comerica Bank, Wells Fargo Bank, National Association, as agent for the senior lenders, and Wells Fargo Energy Capital, Inc., as agent for the junior lenders (Exhibit 10.3 to T-3’s Current Report on Form 8-K dated October 5, 2004 (File No. 000-19580)).

21.1*	Subsidiaries of T-3 (Exhibit 21.1 to T-3’s Annual Report on Form 10-K for the period ended December 31, 2005 (File No. 000-19580)).

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Porter & Hedges, L.L.P. (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature page).

*	Incorporated by reference to the filing indicated.
+	Management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules.

None.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, and State of Texas, on the 31st day of May, 2006.

T-3 ENERGY SERVICES, INC.

By:	/S/ GUS D. HALAS
Gus D. Halas President, Chief Executive Officer and Chairman

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Gus D. Halas and Michael T. Mino, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the 31st day of May, 2006.

	Signature	Title

By:	/S/ GUS D. HALAS Gus D. Halas	President, Chief Executive Officer, Chairman of the Board and Director (Principal Executive Officer)

By:	/S/ MICHAEL T. MINO Michael T. Mino	Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

By:	/S/ JOSEPH R. EDWARDS Joseph R. Edwards	Director

By:	/S/ BEN A. GUILL Ben A. Guill	Director

By:	/S/ MICHAEL W. PRESS Michael W. Press	Director

By:	/S/ STEPHEN A. SNIDER Stephen A. Snider	Director

By:	/S/ JAMES M. TIDWELL James M. Tidwell	Director

EXHIBIT INDEX

Exhibit Number	Identification of Exhibit
1.1	Underwriting Agreement (to be filed by amendment).

2.1*	Agreement and Plan of Merger dated May 7, 2001, as amended, among Industrial Holdings, Inc., T-3 Energy Services, Inc. and First Reserve Fund VIII, Limited Partnership (Annex I to Industrial Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A dated November 9, 2001 (File No. 000-19580)).

2.2*	Plan and Agreement of Merger dated December 17, 2001, between T-3 Energy Services, Inc. and T-3 Combination Corp (Exhibit 2.2 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

3.1*	Certificate of Incorporation of T-3 Energy Services, Inc. (Exhibit 3.1 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

3.2*	Certificate of Amendment to the Certificate of Incorporation of T-3 Energy Services, Inc. (Exhibit 3.2 to T-3’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 (File No. 000-19580)).

3.3*	Bylaws of T-3 Energy Services, Inc. (Exhibit 3.2 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

4.1*	Specimen Certificate of Common Stock, $.001 par value, of T-3 Energy Services, Inc. (Exhibit 4.1 to T-3’s Annual Report on Form 10-K for the period ended December 31, 2001 (File No. 000-19580)).

4.2*	Form of warrant to purchase 327,862 shares of T-3’s Common Stock at $12.80 per share issued to former T-3 shareholders in connection with the merger of T-3 and Industrial Holdings, Inc. (Annex VII to Industrial Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A dated November 9, 2001 (File No. 000-19580)).

4.3*	Registration Rights Agreement dated December 17, 2001, among Industrial Holdings, Inc. and the Stockholders thereto (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

5.1	Opinion of Porter & Hedges, L.L.P.

10.1*+	Amended and Restated Employment Agreement of Gus D. Halas (Exhibit 10.2 to T-3’s Current Report on Form 8-K dated May 3, 2006 (File No. 000-19580)).

10.2*+	Restricted Stock Award Agreement between T-3 and Gus D. Halas (Exhibit 10.3 to T-3’s Current Report on Form 8-K dated May 3, 2006 (File No. 000-19580)).

10.3*+	Restricted Stock Award Agreement between T-3 and Gus D. Halas (Exhibit 10.4 to T-3’s Current Report on Form 8-K dated May 3, 2006 (File No. 000-19580)).

10.4*+	Non-Statutory Stock Option Agreement dated January 12, 2006, between T-3 and Gus D. Halas (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated January 18, 2006 (File No. 000-19580)).

10.5*+	Employment Agreement of Michael T. Mino (Exhibit 10.2 to T-3’s Annual Report on Form 10-K for the period ended December 31, 2001 (File No. 000-19580)).

10.6*+	Non-Statutory Stock Option Agreement dated January 12, 2006, between T-3 and Michael T. Mino (Exhibit 10.2 to T-3’s Current Report on Form 8-K dated January 18, 2006 (File No. 000-19580)).

10.7*+	Third Employment Agreement dated March 23, 2005, by and between T-3 Management Services, L.P. and Keith A. Klopfenstein (Exhibit 10.5 to T-3’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 (File No. 000-19580)).

Exhibit Number	Identification of Exhibit
10.8*+	Non-Statutory Stock Option Agreement dated January 12, 2006, between T-3 Energy Services, Inc. and Keith A. Klopfenstein (Exhibit 10.3 to T-3’s Current Report on Form 8-K dated January 18, 2006 (File No. 000-19580)).

10.9*+	T-3 Energy Services, Inc. 2002 Stock Incentive Plan, as amended and restated effective July 30, 2002 (Exhibit 4.1 to T-3’s Form S-8 filed November 18, 2002 (File No. 000-19580)).

10.10*+	Form of Employee Non-Statutory Stock Option Agreement under the Company’s 2002 Stock Incentive Plan, as amended and restated effective July 30, 2002 (Exhibit 10.4 to T-3’s Current Report on Form 8-K dated January 18, 2006 (File No. 000-19580)).

10.11*+	Form of Non-Employee Director Non-Statutory Stock Option Agreement under the Company’s 2002 Stock Incentive Plan, as amended and restated effective July 30, 2002 (Exhibit 10.5 to T-3’s Current Report on Form 8-K dated January 18, 2006 (File No. 000-19580)).

10.12*	Stock Purchase Agreement dated November 14, 2001 between IHI and GHX Acquisition Corp (Exhibit 10.5 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

10.13*	Stock Purchase Agreement dated November 15, 2001, among IHI, Donald Carlin and Robert E. Cone with respect to disposition of Beaird Industries, Inc. (Exhibit 10.7 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

10.14*	Asset Purchase Agreement dated October 16, 2001, among IHI, Rex Machinery Movers, Inc., OF Acquisition, L.P., Philform, Inc., SMSG, L.L.C. and SMSP, L.L.C. (Exhibit 10.8 to T-3’s Current Report on Form 8-K dated December 31, 2001 (File No. 000-19580)).

10.15*	Stock Purchase Agreement by and between Industrial Holdings, Inc., the shareholder of A&B Bolt & Supply, Inc., and T-3 Energy Services, Inc. dated May 7, 2001 (Exhibit 2.1 to Industrial Holdings, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2001 (File No. 000-19580)).

10.16*	Purchase and Sale of Assets Agreement among Lone Star Fasteners, LP; LSS-Lone Star-Houston, Inc., Bolt Manufacturing Co., Inc. d/b/a Walker Bolt Manufacturing Company and WHIR Acquisition, Inc. d/b/a Ameritech Fastener Manufacturing and T-3 (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated March 9, 2004 (File No. 000-19580)).

10.17*	Asset Purchase Agreement for Moores Machine Shop Assets dated as of May 31, 2004, among Moores Machine Shop, L.L.C., Moores Pump & Services, Inc. and T-3 Energy Services, Inc. (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated June 14, 2004 (File No. 000-19580)).

10.18*	Asset Purchase Agreement dated as of June 1, 2004, among TPS Acquisition, LLC, TPS Total Power Systems, Inc., Total Power Systems, Inc. and T-3 Energy Services, Inc. (Exhibit 2.2 to T-3’s Current Report on Form 8-K dated June 14, 2004 (File No. 000-19580)).

10.19*	Asset Purchase Agreement for Moores Pump & Services, Inc. Assets dated as of August 4, 2004, among Cormier-Millin, Inc., Moores Pump & Services, Inc. and T-3 Energy Services, Inc. (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated August 13, 2004 (File No. 000-19580)).

10.20*	Stock Purchase Agreement by and among David Cannings, Linda Cannings, Southwoods Ranching & Developments Inc. and T-3 Energy Services Canada, Inc. dated as of October 18, 2004 (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated October 19, 2004 (File No. 000-19580)).

10.21*	Asset Purchase Agreement dated September 29, 2005, by and between A&B Valve and Piping Systems, L.P., T-3 Energy Services, Inc. and A&B Bolt Supply, Inc. (Exhibit 2.1 to T-3’s Current Report on Form 8-K dated October 5, 2005 (File No. 000-19580)).

10.22*	Purchase Agreement for KC Machine, LLC dated as of January 12, 2006, by and among Kelly Niswender, Carol Niswender and T-3 Rocky Mountain Holdings, Inc. (Exhibit 10.23 to T-3’s Annual Report on Form 10-K for the period ended December 31, 2005 (File No. 000-19580)).

Exhibit Number	Identification of Exhibit
10.23*	First Amended and Restated Credit Agreement dated as of September 30, 2004 among T-3 Energy Services, Inc. as borrower, Wells Fargo Bank, National Association as issuing bank, as a bank and as lead arranger and agent for the banks and the banks named therein (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated October 5, 2004 (File No. 000-19580)).

10.24*	First Amendment to First Amended and Restated Credit Agreement dated August 25, 2005, among T-3 Energy Services, Inc., T-3 Oilco Energy Services Partnership, the Banks signatory thereto, Wells Fargo Bank, National Association, as agent for the Banks, and Comerica Bank (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated August 26, 2005 (File No. 000-19580)).

10.25*	Second Amendment to First Amended and Restated Credit Agreement dated March 17, 2006, among T-3 Energy Services, Inc., T-3 Oilco Energy Services Partnership, the Banks signatory thereto, Wells Fargo Bank, National Association, as agent for the Banks, and Comerica Bank (Exhibit 10.1 to T-3’s Quarterly Report on Form 10-Q for the period ended March 31, 2006 (File No. 000-19580)).

10.26*	Third Amendment to First Amended and Restated Credit Agreement dated March 31, 2006, among T-3 Energy Services, Inc., T-3 Oilco Energy Services Partnership, the Banks signatory thereto, Wells Fargo Bank, National Association, as agent for the Banks, and Comerica Bank (Exhibit 10.1 to T-3’s Current Report on Form 8-K dated May 3, 2006 (File No. 000-19580)).

10.27*	Intercreditor Agreement dated August 25, 2005, among T-3 Energy Services, Inc., T-3 Oilco Energy Services Partnership, Wells Fargo Bank, National Association, as agent for the Banks, and Comerica Bank (Exhibit 10.2 to T-3’s Current Report on Form 8-K dated August 26, 2005 (File No. 000-19580)).

10.28*	Amended and Restated Loan Agreement dated as of September 30, 2004 among T-3 Energy Services, Inc. as borrower and Wells Fargo Energy Capital, Inc. as lender and as agent for the lenders and the lenders named therein (Exhibit 10.2 to T-3’s Current Report on Form 8-K dated October 5, 2004 (File No. 000-19580)).

10.29*	First Amended and Restated Subordination and Intercreditor Agreement dated as of September 30, 2004, among T-3 Energy Services, Inc., the Guarantors named therein, General Electric Capital Corporation, Comerica Bank, Wells Fargo Bank, National Association, as agent for the senior lenders, and Wells Fargo Energy Capital, Inc., as agent for the junior lenders (Exhibit 10.3 to T-3’s Current Report on Form 8-K dated October 5, 2004 (File No. 000-19580)).

21.1*	Subsidiaries of T-3 (Exhibit 21.1 to T-3’s Annual Report on Form 10-K for the period ended December 31, 2005 (File No. 000-19580)).

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Porter & Hedges, L.L.P. (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature page).

*	Incorporated by reference to the filing indicated.
+	Management contract or compensatory plan or arrangement.